INFORMATION STATEMENT

African Development Bank

The African Development Bank (the “Bank” or “ADB”) intends from time to time to issue debt securities (the “Securities”) with maturities and on terms related to market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell the Securities in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or indirectly through agents

The specific aggregate principal amount, status, maturity, interest rate, or interest rate formula and dates of payment of interest, purchase price to be paid to the Bank, any terms for redemption or other special terms, currency or currencies, form and denomination of Securities, information as to stock exchange listings and the names and any compensation of the dealers, underwriters or agents in connection with the sale of the Securities being offered at a particular time (“Offered Securities”) will be set forth or referred to in a prospectus, offering circular, information memorandum, supplemental information statement, or pricing supplement, together with the terms of offering of the Offered Securities.

Securities issued by the Bank are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”). The Securities have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States of America.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus, offering circular, information memorandum, or supplemental information statement or pricing supplement prepared in connection with the issuance of Offered Securities will refer to this Information Statement for a description of the Bank and its financial condition and results of operation, until a new information statement is issued.

15 August 2013

AVAILABILITY OF INFORMATION

The Bank will provide additional copies of this Information Statement and other information with respect to the Bank, including the Agreement Establishing the African Development Bank, as amended (the “Agreement” or the “Bank Agreement”) and its annual report to the Boards of Governors, upon request. Written or telephone requests may be directed to the Bank’s Temporary Relocation Agency address at 15 Avenue du Ghana BP 323 – 1002 Tunis Belvédère, Tunisia, Attention: The Treasurer, telephone +216-71-10-20-28 and +216-71-10-21-06, facsimile +216-71-33-06-32 and +216-71-25-26-93. The Information Statement is also available on the Bank’s website (http://www.afdb.org). The annual report and the documents and information on the Bank’s website are not intended to be incorporated by reference in this Information Statement.

In the United States, this Information Statement is to be filed with the U.S. Securities and Exchange Commission (the “SEC”) electronically through the EDGAR system and will be available at the website address http://www.sec.gov/edgarhp.htm. The Bank has also filed with the SEC unaudited quarterly financial statements. These filings are also available electronically through the EDGAR system.

The issuance of this Information Statement or any prospectus, offering circular, information memorandum, supplemental information statement, pricing circular and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement, or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

The Bank uses a unit of account (the “Unit of Account” or “UA”) equivalent to the IMF’s Special Drawing Right (SDR) as its reporting currency. The value of the SDR, which may vary from day to day, is currently computed daily in U.S. dollars by the IMF. Except as otherwise specified, all amounts in this Information Statement and any prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement are expressed in UA. Currencies have been translated into UA at the rates of exchange used by the Bank and prevailing on the last day of the period presented. In certain instances, amounts in UA have also been presented in U.S. dollars at the conversion rates set forth below. Such presentations are made solely for convenience and should not be construed as a representation that the UA actually represents, has been or could be converted into U.S. dollars at these or any other rates.

In recent years, there have been significant changes in the relative values of the U.S. dollar and the component currencies of the UA. The Bank makes no representation that would indicate that the U.S. dollar or any other currency accurately reflects the historical financial performance or present financial condition of the Bank. Exchange rates used by the Bank for converting UA into U.S. dollars are as follows:

As at 31 December

	2012	2011	2010	2009	2008
Rate of 1 UA = US$	1.53692	1.53527	1.54003	1.56769	1.54027
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LIST OF ABBREVIATIONS AND ACRONYMS

ADB	African Development Bank
ADF	African Development Fund
CEAS	Cumulative Exchange Adjustment on Subscriptions
DAC	Development Assistance Committee
ECP	Euro Commercial Programme
EDGAR	Electronic Data-Gathering, Analysis & Retrieval System
GCI-IV	Fourth General Capital Increase
GCI-V	Fifth General Capital Increase
GCI-VI	Sixth General Capital Increase
GDIF	Global Debt Issuance Facility
HIPC	Heavily Indebted Poor Countries
IAS	International Accounting Standard
IMF	International Monetary Fund
NTF	Nigeria Trust Fund
OECD	Organization for Economic Co-operation and Development
PSO	Private Sector Operations
RMC	Regional Member Countries
SDR	Special Drawing Right
SEC	Securities and Exchange Commission
UA	Unit of Account
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SUMMARY INFORMATION

(All numerical data are as of 31 December 2012, except as otherwise indicated.)

General

The Bank is a regional multilateral development institution established in 1963. The Bank’s membership currently consists of 53 African states (the “regional member countries” or “RMCs”) and 24 non-African states (the “non-regional member countries”)1.

The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides financing for a broad range of development projects and programmes. In addition, it provides policy-based loans and equity investments, finances non-publicly guaranteed private sector loans, offers technical assistance for projects and programmes that provide institutional support, promotes the investment of public and private capital, and responds to requests for assistance in co-ordinating RMC development policies and plans. National and multinational projects and programmes that promote regional economic co-operation and integration are also given high priority.

The Bank’s capital stock is owned by its member countries. On 27 May 2010, at its forty-sixth Annual Meeting, the Board of Governors adopted Resolution B/BG/ 2010/08 authorising the Sixth General Capital Increase (GCI-VI). Upon entry into force of the GCI-VI Resolution in May 2010, the authorised capital of the Bank increased from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares of UA 10,000 each. Under the capital structure of the Bank, the share in the Bank’s overall share capital of regional member countries is 60 percent and that of non-regional member countries is 40 percent. As of 31 December 2012, the authorised capital of the Bank stands at UA 66.98 billion2.

Assets

Loan Portfolio – The Bank’s principal asset is its portfolio of loans. The Bank lends to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries. It is the general policy of the Bank that each loan to an entity other than a government should carry the guarantee of the government within whose jurisdiction the financed project lies. However, the Bank has adopted a strategy and policies for the promotion of the private sector in regional member countries under which loans may be granted to eligible private sector entities without a government guarantee. Such loans must be secured by adequate collateral. As at 31 December 2012, cumulative loans and grants signed, net of cancellations, amounted to UA 29.71 billion, and total disbursed and outstanding loans, before the accumulated provision for impairment, were UA 11.01 billion. Although the Bank experiences delays in payments on some of its loans, the Bank expects that sovereign guaranteed loans will eventually be paid and such delays will only affect the timing of the cash flows on the loans. Delays in cash flows are taken into consideration in the determination of impairment on loans and charges receivable. Prior to 1 January 2005, the Bank placed in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan were overdue by six months or more. Upon the adoption of the revised IAS 39 on 1 January 2005, the Bank no longer places loans in non-accrual status. Interest and charges are accrued on all loans including those in arrears. The revised standard requires that both principal and charges receivable on loans be assessed for impairment using the incurred loss model. Cumulative amounts that had previously been non-accrued as a result of the former non-accrual policy amounting to UA 526.13 million (net of provision) were transferred to reserves on 1 January 2005.

Liquidity – As a long-term development lender, the Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain additional resources from the capital markets for an extended period of time. To achieve this, the Bank computes a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The liquidity policy sets the PML as the sum of four components: the following year’s net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments. The maximum level of liquidity is determined by the Bank’s debt limits and capital adequacy framework.

[1]	See page 11 for further information on countries in the process of completing membership formalities.
[2]	See page 11 for further details.
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Liabilities, Capital and Reserves

Liabilities – The Bank borrows in the world’s major capital markets and has adopted a policy of diversifying its borrowings by currency, country, source and maturity to provide maximum flexibility in funding its loan portfolio. Prior to March 2009, it was the policy of the Board of Directors to limit the Bank’s borrowings represented by senior debt, together with guarantees, to 80 percent of the callable capital of its non-borrowing members, to limit its total borrowings represented by both senior and subordinated debt to 80 percent of the total callable capital of all of its members, and to limit total debt to 100 percent of Usable Capital. The revised capital adequacy framework approved by the Board on 18 March 2009 adopted the use of a single ratio, Debt to Usable Capital, to monitor the Bank’s leverage. At that time, Usable Capital was defined as the sum of paid in capital, reserves and callable capital from non-borrowing countries rated AA or better. On 22 July 2009, the Board of Directors adopted a revised definition of Usable Capital which includes callable capital from non-borrowing countries rated A- or better. The Debt to Usable Capital ratio limits the Bank’s total outstanding debt to 100% of the Usable Capital. At 31 December 2012, the Bank’s total borrowings amounted to UA 13,278.80 million, with senior debt totalling UA 12,518.00 million and subordinated debt totalling UA 760.80 million. The Usable Capital was UA 26,616 million.

Capital and Reserves – Subscriptions to the capital stock of the Bank are made up of the subscriptions to the initial capital, a voluntary capital increase, a series of special capital increases and six general capital increases. The Sixth General Capital Increase (GCI-VI) was approved by the Board of Governors of the Bank on 27 May 2010 and became effective immediately. The GCI-VI increased the authorised capital of the Bank from 2,394,746 shares to 6,768,746 shares with a par value of UA 10,000 per share. The GCI-VI shares, a total of 4,374,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-VI shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members would hold 60 percent of the total stock of the Bank and non-regional members would hold the balance of 40 percent.

At 31 December 2012, of the Bank’s total subscribed capital of UA 65,215.04 million, an amount of UA 4,962.68 million (7.61 percent) was paid-up and UA 60,252.36 million (92.39 percent) was callable. Paid-up capital is that portion of the subscribed capital, which is to be paid by members over a prescribed period. With respect to shares comprising GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and fully paid for, including through the deposit of notes, in accordance with a specific schedule established by the Board of Governors. With respect to shares comprising GCI-V and GCI-VI the paid-up portion of any subscription is that portion of shares which is issued only as and when the Bank receives actual payments in cash or in notes. The portion of paid-up capital for which the Bank has received payment including deposit of notes is referred to as paid-in capital, and amounted to UA 2,839.48 million as at 31 December 2012. Callable capital is that portion of the subscribed capital, which may only be called to meet obligations of the Bank for money borrowed or on any guarantees. At 31 December 2012, the callable capital of the Bank’s 25 non-borrowing member countries3 was UA 26,442.36 million, which represented 211.23 percent of the Bank’s outstanding senior borrowings and 199.13 percent of its total outstanding borrowings. At 31 December 2012, the callable capital of the Bank’s 18 industrialised member countries that are also members of the Development Assistance Committee (“DAC”) of the Organisation for Economic Co-operation and Development (“OECD”) (Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, the Netherlands, Norway, Portugal, Republic of Korea, Spain, Sweden, Switzerland, the United Kingdom, and the United States) was UA 22,650.77million, representing 180.95 percent of its outstanding senior borrowings and 170.58 percent of its total outstanding borrowings.

Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) shall not at any time exceed the total amount of its unimpaired subscribed capital, reserves, and surplus. Such total amount outstanding as at 31 December 2012 was UA 16,285.57 million and such total capital (net of the Cumulative Exchange Adjustment on Subscriptions (“CEAS”), reserves and surplus) was UA 67,715.40 million, resulting in a ratio of 0.24 to 1. The Bank had total equity (paid-up capital and reserves net of (CEAS) of UA 5,340.09 million, resulting in a debt to equity ratio of 2.49. The ratio of disbursed and outstanding loans (including irrevocable commitments to pay undisbursed amounts) to equity was 2.06 to 1.

Profitability

Although profit maximisation is not a primary objective, the Bank has earned a profit in every year

[3]	Non-borrowing member countries are the non-regional member countries plus Libya.
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since it began operations in 1966. For 2012 and 2011, income before transfers approved by the Board of Governors amounted to UA 198.62 million and UA 164.51 million, respectively.

Accounting Standards

The financial statements of the Bank are prepared in accordance with International Financial Reporting Standards (IFRS) (formerly International Accounting Standards) promulgated by the International Accounting Standards Board, applied on a consistent basis.

Risk Management and Internal Control

The Bank seeks to minimise its exposure to risks that are not essential to its core business of providing development finance and related assistance. Accordingly the Bank’s risk management policies, guidelines and practices are designed to reduce exposure to interest rate, currency, liquidity, counterparty, legal and other operational risks while maximising the Bank’s capacity to assume credit risks to public and private sector clients, within its approved risk limits. The Bank’s risk management policies and practices are included in the notes to the financial statements.

Following the approval by the Board of Directors in 2004, the Bank established an Internal Control Unit (ICU) to implement, among other duties, the Committee of Sponsoring Organizations (COSO) control framework to regularly evaluate the effectiveness of its internal controls in all significant business operations. Management and the External Auditors issue an annual attestation on the effectiveness of the Bank’s internal controls over financial reporting as part of the annual audit process. The attestations at the end of 2012 are included elsewhere in this document.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

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SUMMARY OF SELECTED FINANCIAL DATA

(Amounts expressed in millions of UA)

	Years Ended 31 December
	2012	2011	2010	2009	2008
Cash, Investments	7,368.96	7,934.63	7,829.25	7,731.08	5,168.40
Approved Loans less Cancellations:
Disbursed and outstanding	11,014.31	9,373.52	8,293.00	7,538.20	5,834.62
Undisbursed(1)	4,463.23	5,301.02	4,855.33	5,002.53	2,552.89
Outstanding Borrowings
Total	13,278.80	12,902.96	11,980.57	10,580.64	6,707.28
Senior	12,518.00	12 107.75	11,203.69	9,852.32	5,964.64
Subordinated	760.80	795.21	776.88	728.32	742.64
Authorised Capital	66,975.050	66,054.50	67,687.46	22,120.00	21,870.00
Subscribed Capital and Reserves:
Paid-up capital	4,962.68	3,289.06	2,375.63	2,359.32	2,356.01
Callable capital	60,252.36	34,032.95	21,549.00	19,458.25	19,409.14
Total callable - non-borrowing members	26,442.36	19,699.40	10,411.35	8,581.11	8,544.45
Total callable - members of the DAC of the OECD	22,650.77	17,875.58	8,856.69	7,223.73	7,187.08
Total Reserves	2,667.44	2,536.18	2,627.28	2,552.96	2,475.47
Special Reserve
Cash and Investments as a Percentage of
Undisbursed portion of approved loans	165.1%	149.7%	161.3%	154.5%	202.5%
Outstanding borrowings	55.5%	61.5%	65.3%	73.1%	77.1%
Disbursed and Outstanding Loans as a Percentage of
Subscribed Capital plus Reserves(2)(3)	16.3%	23.6%	31.4%	31.14%	24.2%
Total Outstanding Borrowings as a Percentage of
Total callable capital	22.0%	37.91%	55.60%	54.4%	34.6%
Callable capital of non-borrowing members	50.2%	65.5%	115.1%	123.3%	78.5%
Callable capital of DAC members of OECD	58.6%	72.2%	135.3%	146.5%	93.3%
Senior Debt as a Percentage of:(4)
Total callable capital	20.8%	34.5%	52.0%	50.6%	30.7%
Callable capital of non-borrowing members	47.3%	59.68%	107.6%	114.8%	69.8%
Callable capital of DAC members of OECD	55.3%	65.8%	126.5%	136.4%	83.0%
Total Reserves as a Percentage of
Disbursed and outstanding loans(3)	24.2%	27.1%	31.7%	33.9%	42.4%
Total outstanding borrowings	20.1%	19.7%	21.9%	24.1%	36.9%
Income before transfers approved by the Board of Governors	198.62	164.51	213.66	231.16	304.66
Weighted Average Interest Rate on:
Disbursed and Outstanding Loans for the Year	3.44%	3.57%	3.71%	4.31%	6.19%
Weighted Average Cost of:
Debt contracted during the year	0.64%	1.15%	0.84%	1.07%	3.00%
Outstanding borrowings	1.74%	1.83%	1.93%	2.73%	4.99%
Average Life of Outstanding Borrowings (Years)	4.02	5.6	4.1	4.2	6.5
Interest coverage ratio(5) (1.25x)(6)	1.91X	1.80X	2.21X	1.99X	1.96x
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(1)	Excludes loans approved but unsigned.
(2)	Subscribed capital is net of the Cumulative Exchange Adjustment on Subscriptions.
(3)	Net of the Special Reserve. Disbursed and outstanding loans include irrevocable reimbursement guarantees.
(4)	For the years presented, it was the Bank’s policy to limit its senior debt to 80 percent of the callable capital of its non-borrowing members and to limit the total of its senior and subordinated debt to 80 percent of the total callable capital of all its members. Debt ratios were changed in 2009.
(5)	Operating income plus interest expense, divided by interest expense.
(6)	Indicates the Bank’s target ratio.

The above information should be read in conjunction with the notes and is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

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THE BANK

The Bank is a regional multilateral development institution with membership comprising 534 African states and 245 non-African states from the Americas, Asia, and Europe (the “regional members” and “non-regional members”, respectively). The Bank was established in 1963 and operates under the Agreement Establishing the African Development Bank signed in Khartoum, Sudan, on 4 August 1963. The Bank began operations in 1966 with 29 regional members. The Agreement was amended on 7 May 1982 to permit non-regional countries to be admitted as members. A list of the members at 31 December 2012 showing each member’s voting power and the amount of its subscription to the Bank’s capital stock is provided in Note N to the financial statements included herein. In conformity with the finding of the UN General Assembly, the membership of former Yugoslavia was formally suspended by the Board of Directors of the Bank (see Note N to the financial statements included herein).

The Bank’s headquarters is located in Abidjan, Côte d’Ivoire. However, since February 2003, the Bank has temporarily relocated operations from Abidjan to Tunis, Tunisia. (See page 24 of this document).

The purpose of the Bank is to further the economic development and social progress of its regional members, individually and collectively. To this end, the Bank promotes the investment of public and private capital for development purposes and the orderly growth of foreign trade, primarily by providing loans and technical assistance from its resources for specific projects and programmes that contribute to the economic growth of the region.

The Bank’s ordinary operations are financed from its ordinary capital resources. The ordinary capital resources include subscribed capital stock, borrowings by the Bank, loan repayments, income from loans and guarantees and other funds and income received by the Bank in its ordinary operations. The capital stock of the Bank is divided into paid-up capital and callable capital. Callable capital is subject to call only as and when required by the Bank to meet obligations incurred on funds borrowed or loans guaranteed.

In addition to its ordinary operations, the Bank administers the African Development Fund (the “ADF”), which provides loan financing on concessionary terms to RMCs that are in the greatest need of such financing. The ADF is legally and financially separate from the Bank, and the Bank is not liable for any obligations of the ADF. The Bank also administers, under separate agreements and arrangements, the Nigeria Trust Fund (the “NTF”) and several other special and trust funds. The resources of these special and trust funds are held, committed and otherwise disposed of entirely separately from the Bank’s ordinary capital resources (see Note V-3 & V-4 to the financial statements included herein).

MEMBERSHIP OF CERTAIN COUNTRIES

Information with respect to the membership and total subscription of certain member countries, including the United States, Japan, France, Germany, Switzerland and United Kingdom, is included on the inside back cover in copies of this Information Statement circulated in such respective countries.

GOVERNMENTAL APPROVAL OF BORROWINGS

As required by the Agreement, offerings of Securities will only be made in the currency or markets of a member country after the government of such member has consented to the raising of funds by the Bank and the issuance of Securities in such currency or markets and has agreed that the proceeds from the sale of Securities may be exchanged for the currency of any other country without restriction.

4 On 1 June 2012, the Board of Governors approved the application of the Republic of South Sudan to join the Bank. Upon completion of the prescribed procedures, South Sudan will become the 54th regional member country.

5 By its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. As at December 31, 2012, membership formalities had not been completed for those two countries.

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CAPITALISATION

General

The following table sets forth the outstanding borrowings, capital stock and reserves and net income of the Bank at 31 December 2012:

In UA millions
Outstanding Borrowings(1)
Debt Payable in:
U.S. Dollar	7,238.46
Japanese Yen	1,540.92
Other currencies	4,501.29
Total debt (*)	13,280.67
Pre- issuance costs	(1.87)
Total Borrowing	13,278.80
Of which : Total Senior Debt (*)	12,518.00
Total Subordinated Debt (*)	760.80

Capital Stock and Reserves(2)
Authorised capital	66,975.05
Unsubscribed capital	(1,760.01)
Subscribed capital	65,215.04
Less: Callable capital	(60,252.36)
Paid-up capital	4,962.68
Shares to be issued upon payment of future instalment	(2,123.36)
Amount paid in advance	0.41
Amount in arrears	(0.25)
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(166.83)
Capital net of CEAS	2,672.65
Reserves and Net Income for the Year	2,667.44

Total Capital and Reserves	5,340.09

(1)	For a description of the Bank’s borrowing policies and the currency distributions and other details with respect to borrowings, as well as the effects of currency and interest rate swaps undertaken by the Bank on the currency composition and weighted average interest cost of the Bank’s payment obligations, see “Borrowings” and Note M to the financial statements included herein.

(2)	For a more complete description of subscriptions to the capital stock and voting power, see Note N to the financial statements included herein. For a more complete description of Reserves, see Note N to the financial statements included herein.

(*)	Figures are for Principal amount at face value
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Authorised Capital

The Bank’s original authorised capital stock of UA 250 million has been increased in line with the provisions of the Agreement, which provides that the authorised capital stock may be increased as and when the Board of Governors deems it advisable. The authorised capital stock of the Bank has undergone several increases recently. Two special capital increases were approved in 2008 (Resolution B/BG/2008/07) and 2009 (Resolution B/BG/2009/05) to enable membership and subscription of shares by the Republic of Turkey and the Grand Duchy of Luxembourg respectively. The effect of these special capital increases was to increase the authorised capital of the Bank from UA 21.87 billion to UA 22.12 billion. The membership of these two countries shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank.

In 2009, Canada and Korea responded favourably to the Bank’s need for expanded financial capacity pending decisions on a GCI-VI of the Bank by a temporary increase of their callable capital with no attached voting rights. The special capital increase adopted by Board of Governors Resolution B/BG/2010/02, brought the authorised capital of the Bank to UA 23.95 billion. The Resolution provided for the retirement and cancellation of the temporary callable capital subscribed by Canada (UA 1.63 billion) and the Republic of Korea (UA 0.19 billion) upon the effectiveness of their respective subscriptions to a general capital increase and pursuant to authorization by the Board of Governors.

The GCI-VI was approved by Board of Governors’ Resolution B/BG/2010/08, raising the authorised capital of the Bank from UA 23.95 billion to UA 67.69 billion. This represents a 200% increase of the Bank’s authorised capital (excluding Canada and Korea’s temporary callable capital and special capital increases for Turkey and Luxembourg) with a paid-up capital of 6%. The new shares created under GCI-VI are to be allocated to regional and non-regional members in such proportions that, when fully subscribed, the regional group would hold 60 percent of the total capital stock and the non-regional group 40 percent.

Pursuant to due authorization by resolutions of the Board of Governors, the temporary callable shares of Canada and Korea were cancelled in 2011 and 2012 respectively.

By its Resolution B/BG/2012/04 of 31 May, 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shall be available for subscription by the Republic of South Sudan, and 44,588 shall be available for subscription by non-regional members. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. The membership of the Republic of South Sudan shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Regional Countries to Membership of the Bank.

At 31 December 2012, the authorised capital stock of the Bank was UA 66,975.05 million.

Subscribed Capital

At 31 December 2012, subscribed capital amounted to UA 65,215.04 million. Subscribed capital is divided into paid-up and callable capital. Prior to the Fourth General Capital Increase (GCI-IV), 25 percent of subscribed capital was paid-up and 75 percent was callable. Of the capital stock authorised pursuant to GCI-IV, 6.25 percent represents paid-up and 93.75 percent represents callable capital. It was envisaged under the resolution authorising GCI-IV that upon full subscription of all authorised shares, the Bank’s capital would consist of 12.5 percent paid-up and 87.5 percent callable shares. In order to attain this ratio, the Board of Governors decided in May 1992 to adopt certain measures to restructure the capital stock of the Bank. Such measures entail the general application of the Bank’s share transfer rules (the “Share Transfer Rules”) to all shares issued under or prior to GCI-IV, the cancellation of forfeited and unsubscribed shares and their reissue as one block subject to the same terms and conditions of subscription and carrying a ratio of seven callable shares for each paid-up share, and ensuring that the statutory ratio of regional to non-regional stock is maintained. The shares created under GCI-V are divided into paid-up and callable shares in the proportion of 6 percent paid-up shares and 94 percent callable shares. The new shares created under GCI-VI are divided into paid-up and callable shares in the same proportion as the shares of GCI-V. The subscribed capital stock of the Bank now consists of 7.61 percent paid-up shares and 92.39 percent callable shares.

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The Agreement provides that shares of capital stock are to be issued at par value (UA 10,000 per share), unless the Board of Governors decides by a majority vote to issue them on other terms. The liability of the members is limited to the unpaid portion of the issue price of the shares. Shares are transferable only to the Bank.

Callable Capital

At 31 December 2012, the Bank’s total callable capital was UA 60,252.36 million. Of this amount, UA 26,442.36 million represented callable capital of the Bank’s 25 non-borrowing member countries. The callable capital of the 18 Bank members who are also members of the DAC of the OECD was UA 22,650.77 million.

Callable capital is that portion of the subscribed capital stock subject to call only as and when required by the Bank to meet its obligations on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. In the event of a call, payment must be made by the member countries concerned in gold, convertible currency or in the currency required to discharge the obligation of the Bank for which the call was made.

Calls on the callable capital are required to be uniform in percentage on all shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. The failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment. Further calls can be made on non-defaulting members if necessary to meet the Bank’s obligations. However, no member could be required to pay more than the unpaid balance of its ordinary capital subscription. No call has ever been made on the callable capital of the Bank.

Paid-up Capital

With respect to shares subscribed prior to GCI-IV, paid-up capital was that portion of a member’s subscription that was to be paid to the Bank by the members over a prescribed period. With respect to shares issued pursuant to GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and are to be fully paid for. It includes payment in the form of notes deposited by regional members, as established by the Board of Governors. The GCI-V and GCI-VI Resolutions define the paid-up portion of any subscription as that portion of shares which is issued only as and when the Bank receives actual payments, in cash or in notes. At 31 December 2012, total paid-up capital stock amounted to UA 4,962.68 million.

The Board of Governors determines the modes of payment for paid-up capital stock. Prior to May 1981, all payments on paid-up stock were required to be made in convertible currencies. However, with respect to subscriptions under the capital increases authorised in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments: (i) five equal annual instalments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or (ii) five equal annual instalments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes were payable solely in convertible currency in ten equal annual instalments, commencing on the fifth anniversary of the first subscription payment date. Non-regional members were required to make their payments solely in convertible currencies.

Under GCI-IV, regional members are required to make payment for their subscriptions as follows: (i) 50 percent in five equal annual instalments in cash in freely convertible currencies; and (ii) 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in UA and payable between the sixth and tenth year of subscription in convertible currencies according to a specific schedule. For non-regional members, payments are to be made in five equal annual instalments in their national currencies, if such currencies are freely convertible, or in notes denominated in convertible currencies and payable on demand.

Under GCI-V, the paid-up portion of the shares are paid in eight equal and consecutive annual instalments and paid only in convertible currencies.

Under GCI-VI, the paid-up portion of the shares is to be paid in twelve equal and consecutive annual instalments for those members eligible to receive financing exclusively from the ADF, and in eight equal and consecutive annual instalments by all other members. The payment is only in convertible currencies.

As of 31 December 2012, an amount of UA 2,721.87 million was paid in convertible currencies, UA 115.17 million was paid in local currencies and UA 2.44 million was paid by the deposit of non-negotiable,

12

non-interest bearing notes. In accordance with the provisions of the Share Transfer Rules, shares on which there are arrears of over 48 months for GCI-IV and of over 90 days for GCI-V are liable to forfeiture and re-allocation within each category of shareholders, to those shareholders willing to subscribe to additional shares. In 2010, the Bank modified the Share Transfer Rules as part of the GCI-VI process. Specifically, the priority rules for allocation were amended, the payment period for shares offered under these rules were reduced, and the forfeiture period for shares under all capital increases was stipulated as 120 days.

Following the application of the Share Transfer Rules to all categories of shares, arrears on subscriptions as at 31 December 2012 amounted to UA 0.25 million.

For a more complete description of subscriptions to capital stock, including amounts due but unpaid, and voting power of members, see Note N to the financial statements.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

At 31 December 2012, the Cumulative Exchange Adjustment on Subscriptions (“CEAS”) representing the translation difference on subscriptions was minus UA 166.83 million. Prior to GCI-IV, payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA= US$ 1.20635. As a result of these practices, losses and gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscription account.

The following table sets forth the callable portion of the capital subscription and the total capital subscription of non-borrowing members at 31 December 2012.

Non-Borrowing Members (1)

(Expressed in millions of UA)

Country	Callable Capital	Total Capital Subscription
Argentina	52.36	58.47
Austria*	270.66	283.30
Belgium*	389.18	405.25
Brazil	269.70	280.84
Canada*	2,276.56	2,415.20
China	677.55	709.20
Denmark*	701.74	746.11
Finland*	296.31	310.15
France*	2,276.56	2,382.91
Germany*	2,499.14	2,602.38
India	135.50	141.83
Italy*	1,467.85	1,536.42
Japan*	3,329.18	3,484.71
Korea*	270.66	283.30
Kuwait	87.35	97.07
Libya	2,451.69	2,558.82
Netherlands*	520.97	544.70
Norway*	701.74	734.52
Portugal*	145.75	151.85
Saudi Arabia	117.44	122.29
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Country	Callable Capital	Total Capital Subscription
Spain*	643.44	691.41
Sweden*	936.64	980.39
Switzerland*	888.95	930.47
United Kingdom*	1,019.22	1,066.83
United States of America*	4,016.22	4,182.50
Total	26,442.36	27,700.92

* Member of the DAC of the OECD.

(1) See Note N to the financial statements included herein for a more complete description of the capital subscriptions of all members of the Bank at 31 December 2012. At 31 December 2012, the 25 members listed above held 43.825 percent of the total voting powers of the Bank.

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Maintenance of Currency Values

Pursuant to the Agreement, each member is required to pay to the Bank any additional amount of its national currency necessary to maintain the value of all such national currency paid to the Bank on account of its subscription whenever the par value of the member’s currency in terms of the UA or its foreign exchange value has, in the opinion of the Bank, depreciated to a significant extent. In the event of an increase in such par value or such foreign exchange value, the Bank is required, pursuant to the Agreement, to pay to the member an amount of its currency necessary to adjust in a similar way the value of all such national currency held by the Bank on account of its subscription.

It was decided in 1979 by the Board of Governors that the application of the maintenance of value would be suspended until such time as the Board of Directors determines that the Special Drawing Right (SDR) is being definitively applied as the unit of value applicable to members’ subscriptions in the International Bank for Reconstruction and Development (the “World Bank”) for purposes of the maintenance of value provisions of its Articles of Agreement. In October 1986, the World Bank decided that the capital stock of the World Bank would be valued in terms of the SDR, at the rate at which the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on 1 July 1974. This value was 1 SDR=$1.20635.

Voting Rights

The voting rights of the members are related to their capital subscriptions. However, shares subscribed in connection with the general increases of the Bank’s authorised capital stock subsequent to 7 July 1973 and prior to GCI-IV may be voted in their entirety once they are subscribed for but may not be voted to the extent that payment on the paid-up portion of such shares is due but has not been received by the Bank. Under GCI-IV, GCI-V and GCI-VI, members may vote their paid-up capital shares only to the extent that payment on such paid- up capital shares has been received by the Bank, and they may vote their callable capital GCI-IV shares only when they have paid the first instalment on the paid-up shares. If a subsequent instalment due on a member’s paid-up capital shares is not received when due or if a note deposited by a regional member is not honoured when presented for payment, the right to vote such member’s callable capital shares attributable to such unpaid amount is withdrawn until the payment is received.

Reserves

The Total Reserves consist of retained earnings and, fair value gains/losses on investments designated at fair value through Other Comprehensive Income and gains/losses on fair valued borrowings arising from “own credit”. Retained earnings included the net income for the year after taking into account transfers approved by the Board of Governors, and net expenses recognised directly in equity. As at 31 December 2012 retained earnings amounted to UA 2,632.86 million. Income before transfers approved by the Board of Governors for the year ended 31 December 2012 amounted to UA 198.62 million.

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SUMMARY STATEMENT OF INCOME AND EXPENSES

The following summary of income and expenses relating to the ordinary capital resources of the Bank for the years ended 31 December, 2012, 2011, 2010, 2009 and 2008 has been derived from the audited financial statements of the Bank for the respective years. The summary should be read in conjunction with the audited financial statements and related notes.

(Expressed in millions of UA)	Years Ended December 31
	2012	2011	2010	2009	2008
OPERATIONAL INCOME & EXPENSES
Income from:
Loans	351.16	314.92	293.36	288.24	352.28
Investments and related derivatives	197.65	168.85	219.22	222.96	202.88
Other debt securities	4.83	5.41	6.74	7.68	9.29
Total income from loans and investments	553.64	489.18	519.32	518.88	564.45

Borrowing expenses
Interest and amortised issuance costs	(356.41)	(316.82)	(303.04)	(306.32)	(251.83)
Net interest on borrowing-related derivatives	139.16	112.16	126.26	73.28	(65.79)
Unrealised gain/(loss) on fair-valued borrowings and related derivatives	(30.45)	(13.00)	(27.61)	17.38	12.43
Unrealised gain/(loss) on derivatives, non fair-valued borrowings and others	20.28	9.96	(13.33)	(20.30)	(16.68)

Provision for impairment on loan principal and charges receivables	(29.69)	(17.68)	(26.76)	(11.29)	163.28
Provision for impairment on investments	0.24	6.24	17.68	1.07	(56.59)
Translation gains/(losses)	(2.27)	(27.95)	4.86	19.63	(9.17)
Other income/loss	15.29	4.46	(1.72)	7.34	18.65
Net operational income	309.79	246.55	295.66	299.67	358.76

OTHER EXPENSES
Total Bank Group administrative expenses	290.45	239.21	239.42	221.51	186.37
Share of expenses allocated to ADF and NTF	(185.81)	(159.71)	(164.42)	(158.45)	(139.59)
Net administrative expenses	104.64	79.50	75.00	63.06	46.78
Depreciation - Property, equipment and intangible assets	4.59	4.46	4.59	4.68	5.20
Sundry expenses/(income)	1.94	(1.93)	2.41	0.77	2.11
Total other expenses	111.17	82.04	82.00	68.51	54.09
Income before transfers approved by the Board of Governors	198.62	164.51	213,66	231.16	304.66
Transfers of income approved by the Board of Governors	(110.00)	(113.00)	(146.37)	(162.68)	(257.30)
NET INCOME	88.62	51.51	67.29	68.48	47.36

The notes accompanying the financial statements form part of this Statement

Amounts may not add up exactly due to rounding

16

OPERATIONS OF THE BANK

Lending Operations

The Bank is authorised under the Agreement to make, participate in or guarantee loans to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. It is the general policy of the Bank that all loans be made to or guaranteed by national governments, central banks or other governmental entities engaging the full faith and credit of such governments. The Bank, however, has adopted a strategy and policies for the promotion of the private sector in RMCs under which loans, equity and equity linked products such as subordinated loans may be granted to eligible private sector entities without a government guarantee.

Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (comprised of approved loans less cancellations and repayments, plus equity participations) may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources. At 31 December 2012, such total outstanding amount was UA 16.29 billion, UA 0.94 billion higher than the UA 15.28 billion outstanding at 31 December 2011.

In evaluating projects, the Bank considers a wide variety of factors, including the economic, technical and financial feasibility of the project, the effect on the general development activity of the country concerned, the contribution to the removal of impediments to economic development, the capacity of the borrowing country to service additional external debt, and the effect on the balance of payments. Other factors include the effect of new technologies on productivity, and the effect of the project on employment opportunities and the environment. In addition, the Bank considers the ability of the borrower to obtain financing elsewhere on terms and conditions that the Bank considers reasonable. One of the principal functions of the Bank is to direct resources to projects that form part of a national or regional development programme, and which benefit two or more regional members, particularly projects designed to stimulate intra-African trade and economic development.

It is the policy of the Board of Directors to consider loans and other financial products only on the basis of written reports prepared by staff of the Bank. These reports set forth detailed information regarding the technical feasibility and economic merits of the project to be financed and relevant financial and legal matters, as well as the economic situation of the country in which the project is located. The process of identifying and appraising a project and of approving and disbursing a project loan often extends over several years. The average time to prepare a project from the project concept note stage to Board approval is around ten months. The appraisal of projects is carried out by the Bank’s staff, in some cases with the help of outside consultants. After approval of a loan, an additional period averaging eight months elapses before the loan becomes effective. Loans do not become effective until certain legal requirements are fulfilled by the borrower. The Bank generally requires that borrowers seek competitive bids from potential suppliers, that engineering plans and specifications are drawn up independently of suppliers or manufacturers and, if appropriate, that independent consultants be retained by borrowers. The Bank supervises the disbursements of its loans to ensure that the proceeds are applied only against project expenditures as incurred and are used by the borrower only for the procurement of goods and services required for the project being financed. In order to monitor the effective implementation of projects being financed, the Bank maintains a continuous relationship with the borrower after a loan is made.

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The Bank’s policy of loan administration and project supervision involves field missions, where necessary, and the submission of progress reports on a regular basis. Subsequent to physical completion, the project is evaluated to determine the extent to which productivity and other goals such as envisaged contribution towards economic growth and development outcomes were met. Since loan disbursements are made against project expenditures, the disbursement period frequently extends over five to seven years.

Loans are disbursed in four ways: (1) by reimbursement to borrowers, (2) by direct payment to suppliers for expenses incurred in connection with approved projects, (3) by advances to borrowers of up to 10 percent of a given loan commitment for which an accounting is made by the borrower, or (4) by the issuance of irrevocable commitments to commercial banks backing their letters of credit to suppliers for shipment of specified goods to borrowers.

The Bank’s lending operations have since 1987 included non-project lending in the form of sector investment and rehabilitation and structural adjustment lending. The Bank’s participation in such non-project lending has generally been in conjunction with other development organisations, including the World Bank.

In January 2008, the Board of Directors approved a revised private sector operations strategy and 3-year business plan for the development of the private sector in Africa. Under this programme, the Bank has provided equity and loan funding to enterprises and financial institutions in the private sector. Private Sector Operations (PSO) of the Bank are designed to promote strong social and corporate governance standards as well as help African companies achieve international best practices, making them more competitive at home and in the international marketplace. The Bank has continued to support private sector development focusing on operations in the financial sector, industries & services, infrastructure and entrepreneurship development by improving small and medium enterprises and micro enterprises’ access to financial services. The range of financial instruments includes equity and quasi-equity investment, lines of credit to private financial institutions and guarantees, coupled with technical assistance in some cases. Responding to growing market demand, the Bank’s PSO remains robust with an annual volume of UA 1.16 billion in 2009, UA 1.21 billion in 2010, UA 0.87 billion in 2011 and UA 0.75 billion in 2012 respectively.

Detailed information on loans approved by the Bank to 31 December 2012 (excluding fully repaid loans and cancelled loans) are set forth in Note D and Note I to the financial statements included herein.

Approvals and Disbursements

From its inception to 31 December 2012, the Bank has approved 1,366 operations (including loans, grants, private and public equity investments, emergency operations, HIPC debt relief, loan reallocations, guarantee and Post Conflict Country Facility) amounting to UA 41.78 billion, for the financing of programmes or projects in its borrowing regional member countries. The Bank’s approvals in 2012 totalled UA 2.08 billion as compared to UA 3.69 billion and UA 2.58 billion in 2011 and 2010, respectively. Disbursements of the Bank were UA 2,208.17 million in 2012 as compared to UA 1,868.79 million in 2011.

Currency composition of loans

The following table and chart set forth the Bank’s disbursed and outstanding loans by currency at 31 December 2012 and 2011:

Disbursed and Outstanding Loans by Currency

[Amount in UA millions]

Currency	31 December 2012		31 December 2011
	%	Amount	%	Amount
Euro	42.26	4,654.69	39.3	3,683.53
Japanese Yen	3.54	389.85	5.05	473.83
Pound Sterling	0.02	2.55	0.03	2.45
South African Rand	9.85	1,084.61	7.46	699.07
Swiss Franc	1.21	132.9	1.49	139.78
US Dollar	43.09	4,746.31	46.67	4,374.51
Others	0.03	3.4	-	0.35
Total	100.00	11,014.31	100.00	9,373.52
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Overdue and Non-Performing Loans

Prior to the revision of IAS 39 that became effective on January 1, 2005, income on loans in arrears for six months or more were suspended and excluded from loan income reported in the income statement until when the amounts were actually received. The revised standard now requires that all income including income from overdue amounts be included in the income statement and adequate provision for impairment is recognised on both the principal and charges receivable balances based on “incurred loss model”. The ‘incurred loss model’ excludes future losses no matter how likely they might be.

The Bank may experience delays in receiving loan repayments from certain borrowers. Delays in loan repayment affect the timing and amount of future cash flows on loans and are an important element in the determination of loan impairment. The Bank has never written off any of its sovereign guaranteed outstanding loans. In line with the sovereign nature of the Bank and its relationship with its borrowers and guarantors, the Bank expects that each of these loans will ultimately be repaid and, accordingly, has no expectation of writing off outstanding loans in the future. The Bank maintains a continuous dialogue with its borrowers to attempt to ensure prompt payment on all of its loans.

Loan Terms

Loans are stated at their principal amounts outstanding less any allowance for impairment. Except for private sector development loans, all of the Bank’s loans are made to, or guaranteed by, regional member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 20 years, including a grace period of 5 years, which is typically the period of project implementation.

The following table sets forth the maturity structure of disbursed and outstanding loans as at 31 December 2012:

Maturity Structure of Loans as at 31 December 2012 (Amounts expressed in UA millions) Maturity	Disbursed and Outstanding Loans

One year or less	934.69
More than one year but less than two years	723.57
More than two years but less than three years	995.21
More than three years but less than four years	834.92
More than four years but less than five years	820.91
More than five years	6,705.01
Total	11,014.31

Borrowing Policies

The Board of Directors of the Bank has authorised the issuance of two classes of debt, senior debt and subordinated debt. All debt of the Bank is senior debt unless by its terms it is expressly subordinated in right of payment to other debt of the Bank. Both classes rank pari passu except in the event of a call by the Bank on its callable capital, whereupon the holders of the subordinated debt of the Bank will be subordinated in right of payment to holders of senior debt.

Until March 2009, it was the policy of the Board of Directors to limit the Bank’s borrowings represented by senior debt, together with guarantees, to 80 percent of the callable capital of its non-borrowing members, to limit its total borrowings represented by both senior and subordinated debt to 80 percent of the total callable capital of all of its members, and to limit total debt to 100 percent of Usable Capital. On 18 March 2009, the Board of Directors adopted the use of a single ratio, Debt to Usable Capital, to monitor the Bank’s leverage. At that time, Usable Capital was defined as the sum of paid in capital, reserves and callable capital from non-borrowing countries rated AA or better. On 22 July 2009, Usable Capital was redefined to include callable capital from non-borrowing member countries rated A- and above. The Debt to Usable Capital ratio limits the Bank’s total outstanding debt to 100% of Usable Capital.

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The Bank has also adopted the working principle that, within the limitations set forth above, the actual amount of its senior debt outstanding at any time should be a function of its objective of obtaining and maintaining a rating on its securities at the highest levels from recognised rating agencies. As of the 31 December 2012, the amount of total outstanding borrowings of UA 13,278.80 million, represented by both senior and subordinated debt, was 22.0 percent of total callable capital of UA 60,252.36 million of all members of the Bank.

In December 2001, the Bank established the unlimited Global Debt Issuance Facility (GDIF) to replace its Euro-Medium Term Note Programme (EMTN) and US Medium Term Note (MTN) Programme with respect to its future borrowings. The Bank also has a Euro Commercial Paper (ECP) programme in place. Both the GDIF and the ECP enable the continuous issuance of notes in the Euro market, the US market and other domestic markets in an unlimited amount thereby maximizing the Bank’s financing flexibility.

The Bank has entered into arrangements whereby, in the event of a call on its callable capital, it will request its member countries to make payment in response to such a call into a special account established by the Bank with the Federal Reserve Bank of New York, or its successor duly designated for the purpose. The terms of such account provide that the proceeds of a call must first be applied in payment of, or in provision for full settlement of all outstanding obligations of the Bank incurred in connection with the issuance of senior debt before any other payment shall be made with such proceeds.

The weighted average life of the Bank’s outstanding borrowings at 31 December 2012, 2011, 2010, 2009 and 2008 was 4.2, 5.6, 4.1, 4.2 and 6.5 years, respectively.

At 31 December 2012, the callable capital of the Bank was UA 60,252.36 million. Of this amount, a total of UA 36,261.69 million represented the callable capital of RMCs and UA 23,990.67 million the callable capital of non-regional member countries.

At 31 December 2012, the Bank’s outstanding borrowings were denominated in fifteen currencies or currency units (without taking into account currency swaps).

The table below sets forth the maturity structure of the Bank’s outstanding borrowings at 31 December 2012:

(UA millions)	Outstanding Borrowings
Periods	At Fair Value	At Amortised Cost	Total
One year or less	3,081.60	328.50	3,410.1
More than one year but less than two years	2,031.34	15.62	2,046.96
More than two years but less than three years	842.53	260.26	1,102.79
More than three years but less than four years	2,490.01	-	2,490.01
More than four years but less than five years	1,185.55	-	1,185.55
More than five years	2,544.93	500.33	3,045.26
Sub total	12,175.96	1,104.71	13,280.67
Net unamortised premium and discount	-	(1.87)	(1.87)
Total	12,175.96	1,102.84	13,278.80

The following table sets forth for the periods indicated the average interest rates on the Bank’s loans, the return on its average earning assets, the average cost of its funded debt and other funds available and its interest coverage ratio:

Selected Financial Ratios

	2012		2011		2010		2009		2008
Weighted average interest rate on disbursed and outstanding loans for the year(1)	3.44%		3.57%		3.71%		4.31%		6.19%
Weighted average cost of:
Outstanding borrowings	1.74%		1.83%		1.93%		2.73%		4.99%
Interest coverage ratio(2)	1.91	x	1.80	x	2.21	x	1.99	x	1.96	x
(1.25x)(3)
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(1)	Undisbursed loans include loans approved but not yet effective. Interest accrues only on disbursed loan amounts.
(2)	Operating income plus interest expense, divided by interest expense.
(3)	Indicates the Bank’s target ratio.

Liquid Assets and Liquidity Policy

As a long-term development lender, the Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this, the Bank computes a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The liquidity policy sets the PML as the sum of four components: the following year’s net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments.

The maximum level of liquidity is determined by the Bank’s debt and capital adequacy limits. The resulting flexibility in determining the pace of implementing the Bank’s medium-term borrowing enhances the Bank’s ability to achieve a lower funding cost.

Investments are based on asset and liability management guidelines adopted under the authority of the Board of Directors. Generally, liquid assets of the Bank are invested in marketable securities issued or guaranteed by the member countries or public entities thereof, supranational, corporate and financial institution obligations, and time deposits. The Bank also has limited exposure to asset and mortgage backed securities. All marketable securities are valued at market value with the exception of certain investments in debt securities intended to be held to maturity which are carried at amortised cost using the effective interest method. At 31 December 2012, the Bank’s cash and treasury investments (net of repurchase agreements) totalled UA 7.37 billion, compared to UA 7.93 billion at the end of 2011. Investment income for 2012 amounted to UA 197.65 million or a return of 2.31 percent on an average liquidity of UA 8.57 billion, compared to UA 168.85 million in 2011, or a return of 2.14percent, on an average liquidity of UA 7.88 billion.

The Bank’s liquid assets are tranched into three portfolios, namely operational portfolio, prudential portfolio, and equity-backed portfolio, each with a different benchmark that reflects the cash flow and risk profile of its assets and funding sources. These benchmarks are one-month LIBID for the operational portfolio, and 6-month LIBOR, resetting on February 1 and August 1 for the prudential portfolio. The equity-backed portfolio is managed against a repricing profile benchmark with 10 percent of the Bank’s net assets repricing uniformly over a period of 10 years.

Bank Rating

The rating agencies, Standard & Poor’s, Moody’s, Fitch, and the Japan Credit Rating Agency reaffirmed their AAA/Aaa and AA+/Aa1 rating of the Bank’s senior and subordinated debt respectively, with a stable outlook. The ratings recognise the Bank’s strong financial position, membership support, capital adequacy, liquidity position, and its enhanced effectiveness fostered by institutional reforms implemented over the past decade. A security rating is not and should not be construed as a recommendation to buy, hold or sell a security.

Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatised or regional and sub-regional institutions. The Bank’s objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank currently holds less than 20 percent of the total equity capital of most of the institutions in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its

21

equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources. Total equity participations risk capital consumption at 31 December 2012 amounted to UA 555 million representing 10.4% of risk capital.

The Bank has equity participations in, among others, various regional and sub-regional development banks and other public and private sector financial institutions such as the African Export-Import Bank, Shelter-Afrique, Africa Re, and PTA Bank, commercial banks as well as in several regional private equity funds. The Bank is also a participant in the equity of the African Development Fund.

Prior to January 1, 2011, the Bank classified its equity investments (other than African Development Fund) as Available for Sale. For such assets, the Bank assessed at each balance sheet date whether there was objective evidence that a financial asset or a group of financial assets was impaired. For available-for-sale equity instruments carried at fair value, a significant or prolonged decline in the fair value of the security below its cost was considered in determining whether the assets were impaired. Following adoption of phase 1 of IFRS 9 with effect from January 1, 2011, the Bank no longer classifies its assets as available-for-sale and has opted to designate all its equity investments as at fair value through Other Comprehensive Income.

Special Operations of the Bank

In addition to its ordinary resources, the Bank administers various special and trust funds for purposes consistent with the Bank’s objective of promoting the economic development and social progress of its regional member countries. Under the Agreement, the total amount outstanding in respect of the special operations of the Bank relating to any special fund may not exceed the total amount of the unimpaired special resources pertaining to that special fund. The resources of special and trust funds are required to be held, used, committed, invested or otherwise disposed of entirely separate from the ordinary capital resources of the Bank and from each other. The administration of each of these funds is subject to the Bank Agreement and financial regulations, specific rules and regulations, and applicable policies of the Bank. The Bank normally receives an administrative fee for managing these funds.

Two major funds managed by the Bank are the African Development Fund (the “ADF”) and the Nigeria Trust Fund (the “NTF”), both of which supplement the activities of the Bank.

African Development Fund

The ADF was established in 1972 pursuant to an agreement between the Bank and 15 non-regional members (the “ADF Agreement”) to provide loans on concessionary terms to the RMCs. The ADF and all of its resources are separate and entirely independent from those of the Bank. The Bank assumes no liability for any of the obligations of the ADF. Participation in the ADF has increased since its establishment and now comprises the Bank, one regional member State Participant (South Africa), 24 non-regional member State Participants and the United Arab Emirates.

The ADF Agreement designates a Board of Governors as the ADF’s highest policy making organ. The Board of Governors meets at least once annually. The ADF Board of Directors, which includes seven non-regional members nominated by their constituencies and seven executive directors representing the ADB, is responsible for overseeing the general operations of the ADF.

The ADF uses the UA as the measure of the subscription of its participants and of its loans and for statistical and financial reporting purposes. Following amendment of the ADF Agreement, the UA of the ADF has been aligned with the UA of the Bank with effect from 1 January 1993.

The purpose of the ADF is to assist the Bank in making an effective contribution to the economic progress and social development of the regional member countries and to promote co-operation among them. The operations of the ADF supplement those of the Bank. In contrast to the lending policy of the Bank, the ADF provides long-term financing for projects on concessionary terms. The ADF’s loan financing is directed primarily at those RMCs which, in the opinion of the ADF, are in the greatest need of such financing.

The resources of the ADF consist of the subscriptions and periodic replenishments by the Bank and State Participants, other resources received by the ADF and funds derived from operations or otherwise accruing to the ADF. All the Bank’s non-regional members are ADF State Participants. The United Arab Emirates, a non-member, and South Africa, a regional member country, are also State Participants. The

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ADF has also received a contribution from Botswana in the past. The mobilization of external resources for ADF is a triennial exercise. In December 2007, State Participants reached agreement on the Eleventh Replenishment of the Fund in the amount of UA 5.76 billion, of which UA 2.06 billion represents internally generated resources covering the 3-year operational period 2008-2010. In September 2010, State Participants reached agreement on the Twelfth Replenishment of the Fund at a level of UA 6.10 billion, covering the 3-year operational period 2011-2013.

At 31 December 2012, the cumulative ordinary and special subscriptions to ADF amounted to UA 22.44 billion of which UA 21.04 billion was fully paid-in. The Bank’s subscription to the ADF at 31 December 2012 was UA 111.74 million, which was fully paid-in. The Bank has 50 percent of the voting power of the ADF.

For the year ended 31 December 2012, loans and grants approved amounted to UA 1.66 billion and the level of cumulative loans and grants signed, net cancellations amounted to UA 24.12 billion. ADF loans bear no interest charge, carry a service charge of 0.75 percent per annum on outstanding balances, and attract a commitment fee of 0.50 percent per annum on undisbursed commitments. Project loans have a 50-year repayment period, including a 10-year grace period; lines of credit have a 20-year repayment period with a 5-year grace period.

ADF also provides grants to RMCs, and these do not carry any interest charges. For blend countries (viz. those eligible to receive resources from both ADB and ADF), however, the lending terms have been made more stringent during the ADF-12 (2011–2013) period, and are as follows: 30 years’ maturity, a grace period of 8 years, and an interest rate of 1 percent on project loans. The other terms remain the same, namely: 0.75 percent service charge on outstanding balances and 0.5 percent commitment fee on undisbursed commitments.

Nigeria Trust Fund

The Agreement Establishing the Nigeria Trust Fund (the “NTF Agreement”) was signed on 26 February 1976, between the Bank and the Federal Republic of Nigeria and became effective on 25 April 1976. The purpose of the NTF is to assist in the economic development of the most needy regional member countries of the Bank by the provision of funds on terms intermediate between those of the Bank and those of the ADF. NTF loans currently bear an interest rate of between 2 and 4 percent, a repayment period of up to 25 years including a grace period of up to five years prior to the commencement of principal repayments and a commission of 0.75 percent payable on undisbursed balances. The resources of the NTF come from contributions from the Federal Republic of Nigeria and the net income of the NTF.

In April 2003, the ADB Board of Directors endorsed the Initiatives to Enhance the Development Effectiveness of the Nigeria Trust Fund. The enhancements subsequently approved by the Board of Governors include: (i) participation in the HIPC debt relief initiative by contributing 10 percent of the annual net income of the NTF to the HIPC Trust Fund; (ii) an adjustment of the interest rate for NTF loans from 4 percent to a range of 2 to 4 percent to increase the concessionality of such loans; (iii) the execution of a Technical Cooperation Agreement (TCA) with the Bank Group for purposes of providing resources for the financing of technical and institutional support programs for the benefit of RMCs; and (iv) the introduction of more flexibility in the investment of the resources of the NTF, pending their use in financing projects.

At 31 December 2012, the NTF had total assets of UA 179.00 million. Upon expiry of the original Agreement establishing NTF on 25 April 2008, the NTF Agreement was renewed for another period of ten years commencing from 25 April 2008.

Other Funds

The Bank has been entrusted with the administration of other funds, including the Mamoun Beheiry Fund (to reward outstanding employees of the Bank), the Arab Oil Fund (for concessionary loans to specific African countries affected by high oil prices), and the Special Emergency Assistance Fund (to provide assistance to African countries affected by drought and famine). The total resources and assets of these funds at 31 December 2012 amounted to UA 4.22 million. In addition, the Bank administers grant funds on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses which include the co-financing of Bank lending projects, and technical assistance for borrowers including feasibility studies and project preparation. Details of these funds are disclosed in Note V-5 to the financial statements included herein.

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Litigation

The Bank is not a party to any material litigation.

Temporary Relocation

The Board of Directors decided in February 2003 to evacuate the Bank’s staff from Côte d’Ivoire following the deterioration in the security situation as assessed by the United Nations. The Board of Directors also decided to temporarily move the Bank’s operations to the Temporary Relocation Agency in Tunis. By successive resolutions the Board of Governors has subsequently extended the temporary relocation period. On 30 May 2013, the Board of Governors approved a roadmap for the Bank’s orderly and phased return to its Headquarters in Abidjan.

Recent developments

Ten-year strategy: 2013-2022

The Bank’s 2013-2022 Strategy was approved by the Board of Directors in April 2013 and succeeds the Bank’s 2008-2012 Strategy. This Strategy is designed to place the Bank at the centre of Africa’s transformation and to improve the quality of Africa’s growth. The Strategy is built around two objectives, supported by five operational priorities and three areas of special emphasis.

This ten-year Strategy will focus on two objectives to improve the quality of Africa’s growth: inclusive growth, and the transition to green growth.

The first and overarching objective is to achieve growth that is more inclusive, leading not just to equality of treatment and opportunity but to deep reductions in poverty and a correspondingly large increase in jobs.

The second objective is to ensure that inclusive growth is sustainable, by helping Africa gradually transition to “green growth” that will protect livelihoods, improve water, energy and food security, promote the sustainable use of natural resources and spur innovation, job creation and economic development.

The Strategy outlines five main operational priorities for the Bank to deliver its work and improve the quality of growth in Africa:

•	Infrastructure development
•	Regional economic integration
•	Private sector development
•	Governance and accountability
•	Skills and technology.

These priorities were first recommended by a High Level Panel review in 2007, and later enshrined in the Medium Term Strategy for 2008–2012. These are areas in which the Bank has the greatest comparative advantage and proven track record. Over at least a decade, Bank and other research has repeatedly confirmed that they provide a compelling and consistent framework for the Bank’s operations.

The three areas of special emphasis are:

•	Fragile states
•	Agriculture and food security
•	Gender.
24

ADMINISTRATION OF THE BANK

Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercises the voting power to which that member country is entitled. Each Governor and Alternate Governor serves for a term of five years, subject to termination of appointment or to reappointment at any time at the discretion of the appointing member country.

The Board of Governors may delegate to the Board of Directors all its powers except certain specified powers, such as the power to increase or decrease the authorised capital and to approve, after reviewing the report of the auditors, the balance sheet and statement of income and expenses of the Bank.

The Board of Governors holds an annual meeting and such other meetings as may be provided for the Board of Governors or called by the Board of Directors. Meetings of the Board of Governors are called by the Board of Directors whenever requested by five members of the Bank, or by members having one- quarter of the total voting power of the members.

Board of Directors

Without prejudice to the powers of the Board of Governors, the Board of Directors is responsible for the conduct of the general operations of the Bank, and, for this purpose, exercises all the powers delegated to it by the Board of Governors. Prior to 28 May 2010, the Board of Directors was composed of eighteen members who shall not be Governors or Alternate Governors. Twelve members are elected by the Governors representing the RMCs, and six members are elected by the Governors representing the non-regional member countries. On 28 May 2010, at its forty-fifth Annual Meeting held in Abidjan, Côte d’Ivoire, the Board of Governors increased the membership of the Board of Directors from eighteen to twenty. Thirteen members represent regional member countries and seven members represent non-regional member countries.

Each Director appoints an Alternate Director who acts for him when he is not present. Directors and their Alternates are required to be nationals of member countries. An Alternate Director may participate in meetings of the Board of Directors but may vote only when he is acting in place of the absent Director.

Directors are elected for a term of three years and may be re-elected provided that no Director shall serve for more than two three-year terms. Members of the Board of Directors of the Bank as at 31 December 2012 are listed below.

Board of Directors – Countries Represented as at 31 December 2012

Regional Member Countries

M. Mahroug	Morocco, Togo, and Tunisia
A. Benallegue	Algeria, Guinea Bissau, and Madagascar
A. Kone	Côte d’Ivoire, Equatorial Guinea, and Guinea
P.M.F. Tombwele	Angola, Mozambique, Namibia, and Zimbabwe
M.A. Sow	Benin, Burkina Faso, Cape Verde, Chad, Comoros, Gabon, Mali, Niger, and Senegal
M. S. S. Zaghloul	Egypt and Djibouti
M. Dhoorundhur	Botswana, Malawi, Mauritius, and Zambia
E. Ngoy-Tha	Burundi, Cameroon, Central African Republic, Congo, and Democratic Republic of Congo
A.M. Gadad	Libya, Mauritania, and Somalia
E.M. Khalid	The Gambia, Ghana, Liberia, Sierra Leone, and Sudan
M.C. Muduuli	Eritrea, Ethiopia, Kenya, Rwanda, Seychelles, Tanzania, and Uganda
S. Yahaya	Nigeria and Sao Tome & Principe
S. Khan	Lesotho, South Africa, and Swaziland,
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Non-Regional Member Countries

H.S. Tse	Canada, China, Korea, and Kuwait
M. Thomsen	Denmark, Finland, India, Norway and Sweden
F. Kruger	Belgium, France, and Spain
W.C. Jones	United States of America
C. Kohlmeyer	Germany, Portugal, and Switzerland
M. Kan	Argentina, Austria, Brazil, Japan and Saudi Arabia
V. Zezza	Italy, the Netherlands, and the United Kingdom

Board of Directors – Countries represented as at 1 July 2013

Following the general election of Executive Directors held on 31 May 2013, the composition of the Board of Directors as of 1 July 2013 is as follows:

Regional Member Countries

A. Mellouki	Morocco, Togo, and Tunisia
H. Babaammi	Algeria, Guinea Bissau, and Madagascar
A. Kone	Côte d’Ivoire, Equatorial Guinea, and Guinea,
R.J.M. Mahomed	Angola, Mozambique, Namibia, and Zimbabwe
A. Msa	Benin, Burkina Faso, Cape Verde, Chad, Comoros, Gabon, Mali, Niger, and Senegal
M. S. S. Zaghloul	Egypt and Djibouti
P.N.M. Mwangala	Botswana, Malawi, Mauritius, and Zambia
L. Sentore	Burundi, Cameroon, Central African Republic, Congo, and Democratic Republic of Congo
A.M. Gadad	Libya, Mauritania, and Somalia
A.M. Ngum	The Gambia, Ghana, Liberia, Sierra Leone, and Sudan
M. Ketsela	Eritrea, Ethiopia, Kenya, Rwanda, Seychelles, Tanzania, and Uganda
S. Yahaya	Nigeria and Sao Tome & Principe
S. Khan	Lesotho, South Africa, and Swaziland,

Non-Regional Member Countries

H.S. Tse	Canada, China, Korea, and Kuwait
H. Tuunanen	Denmark, Finland, India, Norway and Sweden
F. Kruger	Belgium, France, and Spain
W.C. Jones	United States of America
C. Kohlmeyer	Germany, Portugal, and Switzerland
T. Asano	Argentina, Austria, Brazil, Japan and Saudi Arabia
D. O’Neill	Italy, the Netherlands, and the United Kingdom

President and Management

The Board of Governors elects the President of the Bank by a vote of a majority of the total voting power of the members, including a majority of the total voting power of the regional member countries. The Agreement provides that the President shall be a national of a regional member country. On the recommendation of the President of the Bank, the Board of Directors appoints one or more Vice-Presidents. The President is elected for a term of five years and may be re-elected provided that no person may be elected President for more than two successive five-year terms.

The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of a tie. He may participate in meetings of the Board of Governors but has no vote. He is also the chief executive officer of the Bank and conducts, under the direction of the Board of Directors, the current business of the Bank. The President is the legal representative of the Bank.

The Principal Officers of the Bank as at 31 December 2012 are listed below.

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Presidency, Units Reporting to The President & Units Reporting to The Boards

D. Kaberuka	President
E. E. Mbi	First Vice President, Chief Operating Officer
C. Akintomide	Secretary General and Vice President
A. N. Kabagambe	Director, Office of the President
K. Gadio	General Counsel
T. Rouchdy	Auditor General
A. Bossman	Director, Integrity and Anti-Corruption Department
K. Kapoor	Director, Strategy Department
Z. R. Zoukpo	Director, Office of the Chief Operating Officer
A. Dinga-Dzondo	Director, Operations Committee
S. Mizrahi	Director, Results and Quality Assurance Department
S. Toure	Director, Compliance Review and Mediation Unit
R. Nangia	Director, Operations Evaluation Department
M. Wade	Acting Head, External Relations & Communication Unit
W. J. Godbout	Head, Security Unit
A. Orraca-Ndiaye	Ombudsman
C. A. Babalola	Officer in Charge, Programming and Budget Department
J. G. Wahome	Officer in Charge, Fragile States Unit
M. A. M. Kisubi	Head of Ethics Office

Office of The Chief Economist

M. Ncube	Chief Economist and Vice President
V. Murinde	Director, African Development Institute
S. Kayizzi-Mugerwa	Director, Development Research Department
C. L. Lufumpa	Director, Statistics Department

Corporate Services

S. Wardell	Vice President
M. El Azizi	Director, General Services & Procurement Department
Z. H. Wu	Director, Information Management and Methods Department
C. Opare	Acting Director, Human Resources Management Department
M. Ntchandeu	Officer in Charge, Language Services Department
A. M. Lamine Zeine	Official Representative Abidjan

Finance

C. O. Boamah	Vice President
A. O. Odukomaiya	Director, Financial Control Department
P. Van Peteghem	Director, Treasury Department
T. N. De Kock	Officer in Charge, Financial Management Department

Operations I: Country & Regional Programs & Policy

Z. T. Sakala	Vice President
G. Negatu	Director, East African Regional Resource Center
M. E. Kanga	Director, Regional Center
J. Kolster	Director, Regional North 1
N. Matondo-Fundani	Director, Regional North 2
D. J. Vencatachellum	Director, Operational Resources & Policies Department
V. Sharma	Director, Procurement & Fiduciary Services Department
C. C. Ojukwu	Director, Regional South 2
K. J. Litse	Director, Regional West 1
F. J. M. Perrault	Director, Regional West 2
E. Faal	Director, South Africa Regional Resource Center
S. Kone	Officer in Charge, Regional East 2
B. R. Chervalier	Head , Resource Mobilisation Unit
M. E. Kanga	Officer in Charge, Partnership & Cooperation Unit

Operation II: Sector Operations

A. A. Abou-Sabaa	Vice President
A. D. Beileh	Director, Agriculture and Agro-industry Department
I. S. Lobe Ndoumbe	Director, Governance, Economic and Financial Reforms Department
A. Soucat	Director, Human and Social Development Department
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Operations III: Infrastructure, Private Sector & Regional Integration

G. Mbesherubusa	Vice President
H. Cheikhrouhou	Director, Energy, Environment and Climate Change Department
A. Rugamba	Director, NEPAD, Regional Integration and Trade Department
T. Turner	Director, Private Sector Department
S. B. Jallow	Director, Water and Sanitation Department
A. Oumarou	Officer in Charge Transport and ICT Department
28

THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK

The Agreement constitutes the Bank’s governing charter and establishes the status, immunities, exemptions and privileges of the Bank, describes its purpose, membership, capital structure and organisation, authorises the kinds of transactions in which it may engage and prescribes limitations on such transactions. The Agreement also contains, among other things, provisions with respect to the admission of additional members, the increase of the authorised capital stock, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of member countries and the suspension and termination of the operations of the Bank.

The Agreement may be amended only by a resolution of the Bank’s Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the member countries, including two-thirds of the regional members having three-quarters of the total voting power of the regional members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the pre-emptive rights to subscribe capital stock or the limitation on the liability of the member countries. No such amendment has been made to the Agreement to date. The Agreement provides that any question of interpretation of its provisions arising between any member country and the Bank or between member countries shall be referred to the Board of Directors for decision. Such decision may then be referred to the Board of Governors whose decision shall be final.

Membership of the Bank

Any African country that has the status of an independent state may become a regional member of the Bank. The geographical area to which the regional membership and the development activities of the Bank extend consists of the continent of Africa and the African islands. Non-regional countries that are, or become, participants in the ADF or that have made, or are making, contributions to the ADF may be admitted to the Bank.

Although any member may withdraw from the Bank by delivering written notice, any such member remains liable for all direct and contingent obligations to the Bank (including its obligations in respect of callable capital) so long as any part of the loans or guarantees contracted before the termination date is outstanding. No member has withdrawn from the Bank since its establishment. However, membership of the former Yugoslavia was suspended by the Bank’s Board of Directors, in conformity with resolutions and determinations of the UN General Assembly (see Note N to the financial statements included herein).

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are exempt from all taxation and from all customs duties in the member states. The Bank is also exempt from any other obligation relating to the payment, withholding or collection of any tax or duty.

29

GENERAL DESCRIPTION OF THE SECURITIES

Each prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement will include the following information regarding the terms of Offered Securities: (a) the aggregate principal amount, (b) status (and subordination, in the case of subordinated securities), (c) the maturity date, (d) the interest rate, (e) the currency or currencies, including composite currencies, of denomination and payment, (f) the dates on which such interest will be payable, (g) the redemption dates and prices and provisions for a sinking fund, if applicable, (h) the form and denomination and (i) if applicable, the fiscal or paying agent or agents with respect to the Securities.

Securities will be repayable from the ordinary capital resources of the Bank. The Board of Directors of the Bank has authorised the issuance of two classes of debt securities, senior (“Senior Securities”) and subordinated (“Subordinated Securities”). All debt securities of the Bank are Senior Securities unless by their terms they are expressly subordinated in right of payment to other debt securities of the Bank. Both classes of debt securities rank pari passu except in the event of a call on the callable capital of the Bank, whereupon the holders of Subordinated Securities of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

The Securities will not be the obligation of any government, and their terms and conditions will contain a statement to that effect. The specific terms and conditions of each issue of Offered Securities will be set forth or referred to in the prospectus, offering circular or supplemental information statement relating to the Offered Securities.

The Securities will not contain any limitations on the right of the Bank to issue any other bonds, notes or obligations.

TAXATION

The Securities and the interest on them generally will not be exempt from taxation.

Under the Agreement, the Securities and the interest paid on them are not subject to any tax by a member of the Bank (i) which discriminates against the Securities solely because they are issued by the Bank or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any taxes on any interest on the Securities it issues.

30

MANAGEMENT REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROLS

AFRICAN DEVELOPMENT BANK GROUP

Management’s Report Regarding the Effectiveness of Internal Controls Over External Financial Reporting	Date: March 27, 2013

The Management of the African Development Bank Group (“The Bank Group”) is responsible for the preparation, fair presentation and overall integrity of its published financial statements. The financial statements for the African Development Bank and the Nigeria Trust Fund have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board, while those of the African Development Fund were prepared on a special purpose basis.

The financial statements have been audited by the independent accounting firm of KPMG, who were given unrestricted access to all financial records and related data, including minutes of all meetings of the Boards of Directors and committees of the Board. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors’ report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal controls over external financial reporting in conformity with the basis of accounting. The system of internal control contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for external financial reporting are subject to ongoing scrutiny and testing by management and internal audit and are revised as considered necessary. Management believes that such controls support the integrity and reliability of the financial statements.

There are inherent limitations to the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, an effective internal control system can provide only reasonable, as opposed to absolute, assurance with respect to financial statements. Furthermore, the effectiveness of an internal control system can change with circumstances.

The Boards of Directors of the Bank Group have established an Audit and Finance Committee (AUFI) to assist the Boards, among other things, in their oversight responsibility for the soundness of the Bank Group’s accounting policies and practices and the effectiveness of internal controls. AUFI, which is comprised entirely of selected members of the Board of Directors, oversees the process for the selection of external auditors and makes a recommendation for such selection to the Board of Directors, which in turn makes a recommendation for the approval of the Board of Governors. AUFI meets periodically with management to review and monitor matters of financial, accounting or auditing significance. The external auditors and the internal auditors regularly meet with AUFI to discuss the adequacy of internal controls over financial reporting and any other matter that may require AUFI’s attention.

The Bank’s assessment of the effectiveness of internal controls was based on the framework provided by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). On the basis of the work performed, Management asserts that the Bank Group maintained effective internal controls over its financial reporting as contained in the financial statements as of December 31, 2012. Management is not aware of any material control weakness that could affect the reliability of the 2012 financial statements.

In addition to providing an audit opinion on the fairness of the financial statements for 2012, the external auditors of the Bank Group conducted an independent assessment of the Bank Group’s internal control framework and their opinion thereon is presented separately in this annual report.

Donald Kaberuka
PRESIDENT

Charles O. Boamah		Anthony O. Odukomaiya
VICE PRESIDENT, FINANCE		CONTROLLER

15, Avenue du Ghana, Angle des Rues Pierre de Courbertin et Hédi Nouira – BP 323 – 1002 Tunis Belvédère – Tunisia
Tel: (216) 71 333 511 – Fax: (216) 71 351 933 – Email: afdb@afdb.com – Internet: www.afdb.org
31

INDEPENDENT AUDITOR’S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROLS

KPMG Audit	Téléphone :	+33 (0)1 55 68 68 68
1, cours Valmy	Télécopie :	+33 (0)1 55 68 73 00
92923 Paris La Défense Cedex	Site internet :	www.kpmg.fr
France

African Development Bank Group
Temporary Relocation Agency
15, Avenue du Ghana
1002 Tunis Belvédère
Tunisia

Independent Auditor’s Report to the Board of Governors of the African Development Bank Group regarding the effectiveness of internal control over financial reporting

Year ended 31 December 2012

Scope

We have examined the internal control over financial reporting of the African Development Bank (ADB), the African Development Fund (ADF) and the Nigeria Trust Fund (NTF) (together the “Bank Group”) as of 31 December 2012, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibilities

The management of the Bank Group is responsible for implementing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of such internal control. Management has asserted the effectiveness of internal controls over financial reporting as of 31 December 2012.

Independent Auditor’s responsibilities

Our responsibility is to express an opinion on the Bank Group’s internal control over financial reporting based on our procedures.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, issued by the International Auditing and Assurance Standards Board. That standard requires that we plan and perform our procedures to obtain reasonable assurance about whether, in all material respects, effective internal control was maintained over financial reporting.

An assurance engagement includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. It also includes performing such other procedures as considered necessary in the circumstances. We believe that the evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Inherent limitation

An entity’s system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. An entity’s system of internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial state-

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32

African Development Bank Group
Independent Auditor’s Report to the Board of Governors
of the African Development Bank Group regarding
the effectiveness of internal controls over external financial reporting ments in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Bank Group, in all material respects, maintained effective internal control over financial reporting as of 31 December 2012, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have audited the financial statements of the African Development Bank, the African Development Fund and the Nigeria Trust Fund as of and for the year ended 31 December 2012, in accordance with the International Standards on Auditing, and we have expressed unqualified opinions on those financial statements.

Paris La Défense, 27th March 2013

KPMG Audit
A division of KPMG S.A.

Valéry Foussé
Partner

33

FINANCIAL HIGHLIGHTS FOR THE YEARS 2012, 2011 AND 2010

Net Operational Income

Net operational income is comprised of the net interest income on earning assets, the provision for loan and investment losses, the changes in fair value of borrowings, investments and derivatives, translation losses or gains and other income. Table below shows the breakdown of the net operational income for the last three years.

(In UA millions)	2012	2011	2010
Interest income from loans and statutory comission	339.85	306.03	285.16
Interest income from investments and related derivatives	205.39	224.93	258.13
Income from other debt securities	4.83	5.41	6.74
Borrowing expenses	(217.25)	(204.66)	(176.78)
Net interest income	332.81	331.71	373.25
Provision for impairment on loans (principal and charges)	(29.69)	(17.68)	(26.76)
Provision for impairment on investments	0.24	6.23	17.68
Realized and unrealised fair value gains/(losses) (Borrowings, investments and derivatives)	(17.91)	(59.12)	(79.85)
Translation (losses)/gains	(2.27)	(27.94)	4.86
Other income	26.61	13.35	6.48
Net Operational Income	309.79	246.55	295.66

FY 2012 vs. FY 2011

Net operational income increased by UA 63.24 million from UA 246.55 million in 2011 to UA 309.79 million in 2012.

Net interest income increased by UA 1.10 million in 2012 as compared to 2011. Interest income on loans increased by UA 33.82 million in 2012 compared to 2011. The Bank also earned income of UA 4.83 million (2011: UA 5.41 million) on investments in debt instruments issued by entities in its regional member countries. Investment income decreased during the year due to the low interest rates. Borrowing expenses increased by UA 12.59 million as a result of increased borrowings.

During the year, there was a write back of impairment on investments of UA 0.24 million compared to a write-back of UA 6.23 million in 2011. Other items that affected income in 2012 included: a) provision for impairment on loans and charges receivable of UA 29.69 million compared to UA 17.68 million in 2011; b) realized and unrealised losses on investment portfolio, borrowings and derivatives amounting to UA 17.91 million compared to realized and unrealised losses of UA 59.12 million in 2011; and c) translation losses of UA 2.27 million in 2012 compared to translation losses of UA 27.94 million in 2011. The Bank had other miscellaneous income of UA 26.61 million in 2011 compared to an income of UA 13.35 million in 2011.

34

FY 2011 vs. FY 2010

Net operational income decreased by UA 49.11 million from UA 295.66 million in 2010 to UA 246.55 million in 2011.

Net interest income decreased by UA 41.54 million in 2011 as compared to 2010. Interest income on loans increased by UA 20.87 million in 2011 compared to 2010. The Bank also earned income of UA 5.41 million (2010: UA 6.74 million) on investments in debt instruments issued by entities in its regional member countries. Investment income decreased during the year due to the low interest rates. Borrowing expenses increased by UA 27.88 million as a result of a combination of increased borrowings and increase in average cost of borrowings for some currencies.

During the year, there was a write back of impairment on investments of UA 6.23 million compared to a write-back of UA 17.68 million in 2010. Other items that affected income in 2011 included: a) provision for impairment on loans and charges receivable of UA 17.68 million compared to UA 26.76 million in 2010; b) realized and unrealised losses on investment portfolio, borrowings and derivatives amounting to UA 59.12 million compared to realized and unrealised losses of UA 79.85 million in 2010; and c) translation losses of UA 27.94 million in 2011 compared to translation gains of UA 4.86 million in 2010. The Bank had other miscellaneous income of UA 13.35 million in 2011 compared to an income of UA 6.48 million in 2010.

Non-interest expenses

Non-interest expenses include the administrative expenses, provisions for the depreciation of property, equipment, intangible assets and other sundry expenses. Total administrative expenses relate to the expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula. Table below shows the breakdown of the net non-interest expenses for the last three years.

(In UA Thousands)	2012	2011	2010
Personnel Expenses	220,206	180,140	178,975
Other expenses	70,241	59,073	60,448
Total Administrative Expenses	290,447	239,213	239,423
Reimbursable by ADF	(185,270)	(159,326)	(163,960)
Reimbursable by NTF	(536)	(389)	(467)
Net Administrative Expenses	104,641	79,498	74,996
Depreciation – Property, equipment and intangible assets	4,586	4,464	4,591
Sundry (income)/expenses	1,940	(1,926)	2,414
Net non-interest expense	111,167	82,036	82,001

FY 2012 vs. FY 2011

Net non-interest expenses which mainly consist of personnel expenses increased from UA 82.04 million in 2011 to UA 111.17 million in 2012. Total Bank Group administrative expenses increased from UA 239.21 million in 2011 to UA 290.45 million in 2012. Total manpower expenses increased by UA 40.1 million (i.e. 22.2 percent) from UA 180.14 million in 2011 to UA 220.2 million in 2012. This was mainly due to increases in headcount and annual perfomance-based salaries and benefits. Other administrative expenses increased by 18.8 percent from UA 59.07 million in 2011 to UA 70.2 million in 2012 due mainly to increased operations; The Bank’s share of the total administrative expenses increased by UA 25.14 million, or 31.6%, from UA 79.50 million in 2011 to UA 104.64 million in 2012.

35

FY 2011 vs. FY 2010

Net non-interest expenses increased slightly from UA 82 million in 2010 to UA 82.04 million in 2011. Total administrative expenses, including expenses reimbursable by the ADF and NTF and excluding depreciation and sundry expenses, were at the same level of UA 239 million between 2010 and 2011. The Bank’s share of the total administrative expenses increased by UA 4.50 million, or 6%, from UA 75.00 million in 2010 to UA 79.5 million in 2011.

Financial Condition

The Bank’s loan disbursements continued their upward trend during 2012 reaching UA 2,208.17 million; representing an increase of 18.16 percent over the UA 1,868.79 million disbursed in 2011. In 2012, loan repayment amounted to UA 543.14 million compared to UA 617.22 million in 2011, representing a decrease of 12 percent over the previous year.

The Bank’s reserves increased by UA 131.25 million during the year from UA 2,536.18 million as at 31 December 2011 to UA 2,667.44 million as at 31 December 2012. Net income after distributions approved by the Board of Governors was UA 88.62 million compared to UA 51.51 million in 2011. Distributions approved by the Board of Governors charged to income in 2012 was UA 110 million compared to UA 113 million in 2011.

36

REPORT OF THE EXTERNAL AUDITORS FOR 2012 AND ADB FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2012, 2011, 2010 and 2009

37

KPMG Audit	Téléphone :	+33 (0)1 55 68 68 68
1, cours Valmy	Télécopie :	+33 (0)1 55 68 73 00
92923 Paris La Défense Cedex	Site internet :	www.kpmg.fr
France

African Development Bank

Temporary Relocation Agency

15 Avenue du Ghana

1002 Tunis Belvédère

Tunisia

Independent Auditor’s Report to the Board of Governors of the African Development Bank
Year ended 31 December 2012

We have audited the accompanying financial statements of the African Development Bank (“the Bank”) which comprise the balance sheet as at 31 December 2012 and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to V.

The financial statements have been prepared in accordance with International Financial Reporting Standards, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

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38

African Development Bank
Independent Auditor’s Report to the Board of Governors
of the African Development Bank

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2012, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Paris La Défense, 27th March 2013

KPMG Audit
A division of KPMG S.A.

Valéry Foussé
Partner

The reports of the external auditors and notes to the financial statements for the years ended December 31, 2011, 2010, and 2009 are available on the Bank’s website link below: http://www.afdb.org/en/about-us/financial-information/financial-statements/ .

39

AFRICAN DEVELOPMENT BANK
BALANCE SHEET ASSETS
For the years ended 31 December, 2012, 2011, 2010 and 2009
(Expressed in Thousands of UA & US Note B)

A S S E T S	2012		2011		2010		2009
	UA	USD	UA	USD	UA	USD	UA	USD
CASH	881,453	1,354,723	344,156	528,372	395,717	609,416	318,828	499,823

DEMAND OBLIGATIONS	3,801	5,842	3,801	5,836	3,801	5,854	3,801	5,959

TREASURY INVESTMENTS (Note F)	6,487,512	9,970,787	7,590,469	11,653,419	7,433,528	11,447,856	7,412,248	11,620,107

DERIVATIVE ASSETS (Note G)	1,558,333	2,395,033	1,696,681	2,604,863	1,421,480	2,189,122	764,007	1,197,726
		-
NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)	1,974	3,034	3,044	4,673	4,625	7,123	8,188	12,836
		-
ACCOUNTS RECEIVABLE		-
Accrued income and charges receivable on loans (Note I)	195,212	300,025	193,123	296,496	178,236	274,489	168,592	264,300
Other accounts receivable	567,456	872,134	721,727	1,108,046	1,163,422	1,791,705	755,567	1,184,495
	762,668	1,172,160	914,850	1,404,542	1,341,658	2,066,194	924,159	1,448,795
DEVELOPMENT FINANCING ACTIVITIES		-
Loans, net (Notes D & I )	10,885,804	16,730,610	9,255,493	14,209,681	8,178,797	12,595,593	7,436,278	11,657,779
Hedged loans- fair value adjustment (Note G)	86,854	133,488	49,871	76,566	-	-	-	-
Equity participations	438,555	674,024	309,762	475,568	272,241	419,259	234,478	367,589
Other debt securities (Note K)	76,537	117,631	79,990	122,806	79,752	122,820	70,810	111,008
	11,487,750	17,655,753	9,695,116	14,884,621	8,530,790	13,137,673	7,741,566	12,136,376
OTHER ASSETS		-
Property, equipment and intangible assets (Note L)	30,421	46,755	12,628	19,387	11,990	18,465	11,243	17,626
Miscellaneous	641	985	709	1,089	704	1,084	647	1,014
	31,062	47,740	13,337	20,476	12,694	19,549	11,890	18,640
TOTAL ASSETS	21,214,553	32,605,071	20,261,454	31,106,802	19,144,293	29,482,786	17,184,687	26,940,262

The accompanying notes to the financial statements form part of this statement.

40

AFRICAN DEVELOPMENT BANK

BALANCE SHEET

LIABILITIES RESERVES AND CAPITAL

For the years ended 31 December 2012, 2011, 2010 and 2009

(Expressed in Thousands of UA & US$ - Note B)

LIABILITIES & EQUITY	2012		2011		2010		2009
	UA	US$	UA	US$	UA	US$	UA	US$
ACCOUNTS PAYABLE
Accrued financial charges	440,804	677,480	435,915	669,247	423,492	652,190	404,477	634,095
Other accounts payable	1,642,268	2,524,035	1,538,770	2,362,427	1,591,552	2,451,038	981,202	1,538,221
	2,083,072	3,201,515	1,974,685	3,031,675	2,015,044	3,103,228	1,385,679	2,172,315

DERIVATIVE LIABILITIES (Note G)	512,596	787,819	502,289	771,149	328,296	505,586	477,118	747,973

BORROWINGS (Note M)	13,278,800	20,408,453	12,902,957	19,809,523	11,980,566	18,450,431	10,580,640	16,587,164

EQUITY (Note N)
Capital
Subscriptions paid	2,839,475	4,364,046	2,505,975	3,847,348	2,355,677	3,627,813	2,350,257	3,684,474
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(166,825)	(256,397)	(160,633)	(246,615)	(162,572)	(250,366)	(161,970)	(253,919)
Subscriptions paid (net of CEAS)	2,672,650	4,107,649	2,345,342	3,600,733	2,193,105	3,377,447	2,188,287	3,430,556

Reserves	2,667,435	4,099,634	2,536,181	3,893,723	2,627,282	4,046,093	2,552,963	4,002,255
Total equity	5,340,085	8,207,283	4,881,523	7,494,456	4,820,387	7,423,541	4,741,250	7,432,810

TOTAL LIABILITIES & EQUITY	21,214,553	32,605,071	20,261,454	31,106,802	19,144,293	29,482,786	17,184,687	26,940,262

The accompanying notes to the financial statements form part of this Statement.

41

INCOME STATEMENT

For the years ended 31 December 2012, 2011, 2010 and 2009

(Expressed in Thousands in UA & US$ - Note B)

	2012		2011		2010		2009
	UA	US$	UA	US$	UA	US$	UA	US$
OPERATIONAL INCOME & EXPENSES
Income from:
Income from loans (Note O)	351,164	539,711	314,923	483,492	293,359	451,782	288,239	451,869
Income from investments and related derivatives (Note O)	197,647	303,768	168,850	259,230	219,219	337,604	222,955	349,524
Other debt securities	4,827	7,419	5,409	8,304	6,737	10,375	7,684	12,046
Total income from loans and investments	553,638	850,897	489,182	751,026	519,315	799,761	518,878	813,440
Borrowing expenses (Note P)
Interest and amortised issuance costs	(356,410)	(547,774)	(316,823)	(486,409)	(303,041)	(466,692)	(306,321)	(480,216)
Net interest on borrowing-related derivatives	139,156	213,872	112,160	172,196	126,265	194,452	73,284	114,887
Unrealised gain/(loss) on fair-valued borrowings and related derivatives	(30,454)	(46,805)	(13,002)	(19,962)	(27,611)	(42,522)	17,380	27,246
Unrealised gain/(loss) on derivatives on non fair-valued borrowings and others	20,282	31,172	9,963	15,296	(13,328)	(20,526)	(20,303)	(31,829)
Provision for impairment (Note I)
Loan principal	(12,339)	(18,964)	(3,296)	(5,060)	(10,643)	(16,391)	(276)	(433)
Loan charges	(17,349)	(26,664)	(14,381)	(22,079)	(16,117)	(24,821)	(11,009)	17,259
Provision for impairment on equity investments (Note J)	(49)	(75)	(152)	(233)	(898)	(1,383)	(2,324)	(3,643)
Provision for impairment on investments	288	443	6,385	9,803	18,578	28,611	3,389	5,313
Translation (losses)/gains	(2,266)	(3,483)	(27,945)	(42,903)	4,865	7,492	19,634	30,780
Other income / (loss)	15,288	23,496	4,457	6,843	(1,725)	(2,657)	7,338	11,504
Net operational income	309,785	476,115	246,548	378,518	295,660	455,325	299,670	469,790
OTHER EXPENSES
Administrative expenses (Note Q)	(104,641)	(160,825)	(79,498)	(122,051)	(74,996)	(115,496)	(63,057)	(98,854)
Depreciation - Property, equipment and intangible assets (Note L)	(4,586)	(7,048)	(4,464)	(6,853)	(4,591)	(7,070)	(4,679)	(7,335)
Sundry (expenses)/gains	(1,940)	(2,982)	1,926	2,957	(2,414)	(3,718)	(774)	(1,213)
Total other expenses	(111,167)	(170,855)	(82,036)	(125,947)	(82,001)	(126,284)	(68,510)	(107,402)
Income before distributions approved by the Board of Governors	198,618	305,260	164,512	252,570	213,659	329,041	231,160	362,387
Transfers of income approved by the Board of Governors (Note N)	(110,000)	(169,061)	(113,000)	(173,485)	(146,366)	(225,408)	(162,680)	(255,032)
NET INCOME FOR THE YEAR	88,618	136,199	51,512	79,085	67,293	103,633	68,480	107,355

The accompanying notes to the financial statements form part of this Statement.

42

STATEMENT OF COMPREHENSIVE INCOME

For the years ended 31 December 2012, 2011, 2010 and 2009

(UA thousands – Note B)

	2012		2011		2010		2009
	UA	US$	UA	US$	UA	US$	UA	US$
Net gains/(losses) on available for-sale-investments taken to equity	-	-	-	-	7,594	11,695	(18,763)	(29,415)
Net losses on financial assets at fair value through Other Comprehensive Income	55,299	84,990	(37,203)	(57,117)	-	-	-	-
Actuarial losses on defined benefit plans	(92,647)	(142,391)	(89,926)	(138,061)	(568)	(875)	27,774	43,541
Unrealized loss on fair-valued borrowings arising from “own credit”	79,984	122,929	(63,509)	(97,503)	-	-	-	-
Total Other Comprehensive Income	42,636	65,528	(190,638)	(292,681)	7,026	10,820	9,011	14,126
Net income for the year	88,618	136,199	51,512	79,085	67,293	103,633	68,480	107,355
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	131,254	201,727	(139,126)	(213,596)	74,319	114,453	77,491	121,482

The accompanying notes to the financial statements form part of this Statement.

43

STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2012, 2011, 2010 and 2009

(UA thousands - Note B)

			Reserves
	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Retained Earnings	Net Losses/ (Gains) on Available-For- Sale Investments	Net losses on Financial Assets at Fair value Through Other Comprehensive Income	Unrealized Loss on Fair- Valued Borrowings Arising from “Own Credit”	Total Equity
Balance at 1 January 2009	2,345,804	(161,028)	2,460,137	15,335	-	-	4,660,248
Net income for the year	-	-	68,480	-	-	-	68,480
Other Comprehensive Income
Net losses on available-for-sale investments taken to equity	-	-	-	(18,763)	-	-	(18,763)
Actuarial gains on defined benefit plans	-	-	27,774	-	-	-	27,774
Total Other Comprehensive Income	-	-	27,774	(18,763)	-	-	9,011
Net increase in paid-up capital	4,453	-	-	-	-	-	4,453
Net conversion losses on new subscriptions	-	(942)	-	-	-	-	(942)
Balance at 31 December 2009 and 1 January 2010	2,350,257	(161,970)	2,556,391	(3,428)	-	-	4,741,250
Net income for the year	-	-	67,293	-	-	-	67,293
Other Comprehensive Income
Net gains on available-for-sale investments taken to equity	-	-	-	7,594	-	-	7,594
Actuarial losses on defined benefit plans	-	-	(568)	-	-	-	(568)
Total Other Comprehensive Income	-	-	(568)	7,594	-	-	7,026
Net increase in paid-up capital	5,420	-	-	-	-	-	5,420
Net conversion losses on new subscriptions	-	(602)	-	-	-	-	(602)
Balance at 31 December 2010 and 1 January 2011	2,355,677	(162,572)	2,623,116	4,166	-	-	4,820,387
Effect of change in accounting policy for classification and measurement of financial assets (Note C)	-	-	52,191	(4,166)	-	-	48,025
Adjusted balance at 1 January 2011	2,355,677	(162,572)	2,675,307	-	-	-	4,868,412
Net income for the year	-	-	51,512	-	-	-	51,512
Other Comprehensive Income
Net losses on financial assets at fair value through Other Comprehensive Income	-	-	-	-	(37,203)	-	(37,203)
Unrealized loss on fair-valued borrowings arising from “own credit”	-	-	-	-	-	(63,509)	(63,509)
Actuarial losses on defined benefit plans	-	-	(89,926)	-	-	-	(89,926)
Total Other Comprehensive Income	-	-	(89,926)	-	(37,203)	(63,509)	(190,638)
Net increase in paid-up capital	150,298	-	-	-	-	-	150,298
Net conversion gains on new subscriptions	-	1,939	-	-	-	-	1,939
Balance at 31 December 2011 and 1 January 2012	2,505,975	(160,633)	2,636,893	-	(37,203)	(63,509)	4,881,523
Net income for the year	-	-	88,618	-	-	-	88,618
Other Comprehensive Income							0
Net losses on financial assets at fair value through Other Comprehensive Income	-	-	-	-	55,299	-	55,299
Unrealized loss on fair-valued borrowings arising from “own credit”	-	-	-	-	-	79,984	79,984
Actuarial losses on defined benefit plans	-	-	(92,647)	-	-	-	(92,647)
Total Other Comprehensive Income	-	-	(92,647)	-	55,299	79,984	42,636
Net increase in paid-up capital	333,500	-	-	-	-	-	333,500
Net conversion gains on new subscriptions	-	(6,192)	-	-	-	-	(6,192)
Balance at 31 December 2012	2,839,475	(166,825)	2,632,864	-	18,096	16,475	5,340,085

The accompanying notes to the  financial statements form part of this statement.

UA/USD exchange rates at end of respective years:

2012: 1.53692; 2011: 1.53527; 2010: 1.54003; 2009: 1.56769

44

STATEMENT OF CASH FLOWS

For the years ended 31 December, 2012, 2011, 2010 and 2009

(Expressed in Thousands of UA & US$ - Note B)

	2012		2011		2010		2009
	UA	US$	UA	US$	UA	US$	UA	US$
CASH FLOWS FROM
Operating activities:
Net income	88,618	136,199	51,512	79,085	67,293	103,633	68,480	107,355
Adjustments to reconcile net income to net cash provided by operating activities:		-
Depreciation	4,586	7,048	4,464	6,853	4,591	7,070	4,679	7,335
Provision for impairment on loan principal and charges	29,687	45,627	17,677	27,139	26,760	41,211	11,287	17,695
Unrealised (gains)/losses on investments and related derivatives	(10,680)	(16,414)	24,990	38,366	18,304	28,189	15,689	24,595
Amortisation of discount or premium treasury investments at amortised cost	(8,709)	(13,385)	(13,319)	(20,448)	(22,168)	(34,139)	(6,658)	(10,438)
Amortisation of borrowing issuance costs	6,488	9,972	(7,095)	(10,893)	(11,906)	(18,336)	541	848
Unrealised (gains)/losses on borrowings related derivatives and others	10,172	15,634	3,039	4,666	40,939	63,047	2,923	4,582
Provision for impairment on equity investments and treasury investments	(239)	(367)	(6,233)	(9,569)	(17,680)	(27,228)	(1,065)	(1,670)
Translation losses/(gains)	2,266	3,483	27,945	42,903	(4,865)	(7,492)	(19,634)	(30,780)
Share of profits in associate	397	610	436	669	421	648	(227)	(356)
Net movement in derivatives	52,196	80,221	(152,415)	(233,998)	(176,281)	(271,478)	(77,560)	(121,590)
Changes in accrued income on loans	(16,887)	(25,954)	(30,627)	(47,021)	(26,374)	(40,617)	159,099	249,418
Changes in accrued financial charges	5,551	8,531	12,981	19,929	19,703	30,343	6,345	9,947
Changes in other receivables and payables	159,430	245,031	7,347	11,280	175,535	270,329	89,407	140,162
Net cash provided by operating activities	322,876	496,235	245,532	376,958	94,272	145,182	253,306	397,105

Investing, lending and development activities:
Disbursements on loans	(2,208,170)	(3,393,781)	(1,868,787)	(2,869,093)	(1,339,846)	(2,063,403)	(2,352,287)	(3,687,657)
Repayments of loans	543,145	834,770	617,215	947,592	568,638	875,720	718,818	1,126,884
Investments maturing after 3 months of acquisition:		-
Investments at amortised cost	342,283	526,062	32,806	50,366	(112,527)	(173,295)	(362,180)	(567,786)
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	2012		2011		2010		2009
	UA	US$	UA	US$	UA	US$	UA	US$
Investments at fair value through profit or loss	88,689	136,308	15,387	23,623	(13,098)	(20,171)	(2,029,748)	(3,182,016)
Other debt securities		-
Changes in other assets	(22,311)	(34,290)	(5,106)	(7,839)	(5,394)	(8,307)	(4,339)	(6,802)
Equity participations movement	(68,388)	(105,107)	(53,067)	(81,472)	(24,158)	(37,204)	(51,240)	(80,328)
Net cash (used in)/provided by investing, lending and development activities	(1,324,752)	(2,036,038)	(1,261,552)	(1,936,823)	(926,385)	(1,426,661)	(4,080,976)	(6,397,705)
Financing activities:
New issues on borrowings	4,151,028	6,379,798	3,559,293	5,464,476	2,815,211	4,335,509	5,143,378	8,063,222
Repayments on borrowings	(3,648,034)	(5,606,736)	(2,460,541)	(3,777,595)	(2,054,200)	(3,163,530)	(1,241,531)	(1,946,336)
Net cash from capital subscriptions	328,378	504,691	153,818	236,152	8,381	12,907	7,185	11,264
Net cash provided by financing activities	831,372	1,277,752	1,252,570	1,923,033	769,392	1,184,887	3,909,032	6,128,150
Effect of exchange rate changes on cash and cash equivalents	(1,236)	(1,900)	(92,349)	(141,919)	14,285	21,999	(5,126)	(8,036)
Increase/(decrease) in cash and cash equivalents	(171,740)	(263,951)	144,201	221,387	(48,436)	(74,593)	76,236	119,514
Cash and cash equivalents at the beginning of the year	1,583,583	2,433,840	1,439,382	2,209,840	1,487,818	(2,291,284)	1,411,582	2,212,923
Cash and cash equivalents at the end of the year	1,411,843	2,169,890	1,583,583	2,431,227	1,439,382	(2,216,691)	1,487,818	2,332,437
Composed of:
Investments maturing within 3 months of acquisition:
Investments at amortised cost			-	-	-	-	105,554	165,476
Investments at fair value through profit or loss	530,390	815,167	1,239,427	1,902,855	1,043,665	1,607,275	1,063,436	1,667,138
Cash	881,453	1,354,723	344,156	528,372	395,717	609,416	318,828	499,823
Cash and cash equivalents at the end of the year	1,411,843	2,169,890	1,583,583	2,431,227	1,439,382	2,216,691	1,487,818	2,332,437
Supplementary disclosure:
Movement resulting from exchange rates:
Loans	23,515	36,141	161,386	247,771	21,279	32,770	(82,657)	(129,581)
Borrowings	(196,071)	(301,345)	(248,179)	(381,022)	680,945	1,048,676	201,269	315,527
Currency swaps	181,222	278,524	50,735	77,892	(723,003)	(1,113,446)	(104,851)	(164,374)

The accompanying notes to the financial statements form part of this Statement.

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NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2012

NOTE A –	OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s headquarters is located in Abidjan, Côte d’Ivoire. However, since February 2003, the Bank has managed its operations largely from its temporary relocation facilities in Tunis, Tunisia. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank’s regional members, to promote cooperation and increased international trade particularly among the Bank’s members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement Establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank’s financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies employed by the Bank are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset’s net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank’s right to receive the dividends is established in accordance with IAS 18 – Revenue.

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Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, “The Effects of Changes in Foreign Exchange Rates”, the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of the underlying transactions, events and conditions of the Bank conducted in different currencies. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at December 31, 2012 and 2011 are reported in Note V-1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries’ Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members are African and non-African countries, committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly. Accordingly, as of December 31, 2012, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member’s shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as “the termination date”. The Bank may partially or fully offset amounts due for shares purchased against the member’s liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank’s financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members’ callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

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Employee Benefits

Pension Obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in Other Comprehensive Income in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, otherwise, amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank’s defined benefit obligations, net of the fair value of plan assets.

Post-Employment Medical Benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses are recognized immediately in Other Comprehensive Income in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank’s post-employment medical benefit obligations, net of the fair value of plan assets.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank’s balance sheet when the Bank assumes related contractual rights or obligations.

1)	Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and, accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through Other Comprehensive Income (FVTOCI). In accordance with the Bank’s business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank’s investments in the equity of enterprises, whether in the private or public is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i)	Financial Assets at Amortized Cost
A financial asset is classified as at ‘amortized cost’ only if the asset meets the objective of the Bank’s business model to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investment are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified as at fair value through profit or loss.
49

Financial assets at amortized cost include some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred; as such amounts are considered insignificant. The amortization of loan origination fee is included in income from loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii)	Financial Assets at Fair Value through Profit or Loss (FVTPL)
Debt instruments that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, debt instruments that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii)	Financial Assets at Fair Value through Other Comprehensive Income (FVTOCI)
On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVTOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in Other Comprehensive Income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

Recognition and Derecognition of Financial Assets

Purchases and sales of financial assets are recognized or derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. The Bank receives securities purchased under resale agreements, monitors their fair value and if necessary may require additional collateral.

Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

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2)	Financial Liabilities

i)	Borrowings
In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank’s borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank’s risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank’s borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans. In accordance with the provisions of the amendments resulting from the improvements to IFRS issued in May 2008 relating to the revised IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii)	Financial Liabilities at Fair Value through Profit or Loss
This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes for financial liabilities that are designated as at fair value through profit or loss, that is attributable to changes in the Bank’s “own credit” risk is recognized in Other Comprehensive Income. Changes in fair value attributable to the Bank’s credit risk are not subsequently reclassified to profit or loss.

iii)	Other Liabilities
All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

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The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. The Bank did not hold any hybrid financial assets as at December 31, 2012.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives were stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

Assets Carried at Amortized Cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or investments carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For sovereign-guaranteed loans, the estimated impairment representing present value losses arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management’s best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or investment carried at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans including those in arrears. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

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Offsetting Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

The fair values of quoted assets in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realizable in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank’s borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank’s credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank’s new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank’s best estimate of the price at which the Bank could have bought back the borrowing at the balance sheet date.

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For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity Investments: The underlying assets of entities in which the Bank has equity investments are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank’s equity participations is estimated as the Bank’s percentage ownership of the net asset value of the funds.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank’s financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The fair value of loans reported in these financial statements represents Management’s best estimates of the expected cash flows of its loans. The fair valuation of loans has been determined using a discounted cash flow model based on year-end market lending rates in currencies, including impairment percentages when applicable and credit spreads for non-sovereign loans. The changes in fair value of loans carried at fair value through profit and loss are reported in the income statement. However, the estimated fair value of loans carried at amortized cost is provided in the notes to the financial statements for disclosure purposes only. The estimated fair value of loans is disclosed in Note I.

Day One Profit and Loss

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is determined based on valuation models that use inputs that may not be market-observable as of the calculation date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant valuation model may differ. The difference between the transaction price and the model value, commonly referred to as “day one profit and loss”, is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument’s fair value can be determined using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate

Under IAS 28, “Investments in Associates”, the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity’s financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the profit or loss of the investee is recognized in the investor’s income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At December 31, 2012, such subscriptions cumulatively represented approximately 1 percent of the economic interest in the capital of the ADF.

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Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank’s investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment’s original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

•	Buildings: 15-20 years
•	Fixtures and fittings: 6-10 years
•	Furniture and equipment: 3-7 years
•	Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset’s carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain other regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes may be funded from amounts previously transferred to surplus account or from the current year’s income.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years’ income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year’s net income, and expenses recognized directly in equity as required by IFRS.

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Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1)	Significant Judgments

The Bank’s accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost for Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

2)	Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on Financial Assets Measured at Amortized Cost – At each financial statements reporting date, the Bank reviews its financial assets measured at amortized cost for impairment. The Bank first assesses whether objective evidence of impairment exists for individual assets. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the asset’s original effective interest rate and comparing this amount to the asset’s net carrying amount. Determining the amount and timing of future cash flows on impaired assets requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed asset, that asset is included in a group of assets with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of assets may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Retirement Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate to be used to determine the present value of estimated future pension obligations, based on interest rates of suitably long-term high-quality corporate bonds in the currencies comprising the Bank’s UA.

Events after the Balance Sheet Date

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

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Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

Reclassifications

Certain reclassifications of prior year’s amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year’s reported result.

NOTE C –	THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Standards, Amendments and Interpretations issued but not yet effective

At the date of issue of these financial statements, certain new and amended International Financial Reporting Standards and Interpretations are not yet effective for application, and have not been applied in preparing these financial statements. The following new standards and amendments are expected to be relevant to the Bank:

IFRS 10: “Consolidated Financial Statements”.

IFRS 10 was issued in May 2011 and is effective for annual periods beginning on or after January 1, 2013. IFRS 10 introduces a new control model to determine whether an investee should be consolidated. This IFRS defines the principle of control and establishes control as the sole basis for determining which entities should be consolidated by the reporting entity. It also establishes principles for the presentation and preparation of consolidated financial statements when an entity has determined that it controls one or more other entities.

The adoption of IFRS 10 is not expected to have any significant impact on the Bank’s financial position or performance.

IFRS 12: “Disclosure of Interest in Other Entities”

IFRS 12 was issued in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be applied by an entity that has an interest in any of the following entities: subsidiaries; joint arrangements; associates; and unconsolidated structured entities. This standard requires disclosures of interests in subsidiaries and associates and also expands the disclosure requirements for unconsolidated structured entities.

The adoption of IFRS 12 is not expected to have any significant impact on the Bank’s financial position or performance as it only relates to disclosures. However, the Bank will be required to make appropriate additional disclosures in its financial statements, upon adoption.

IFRS 13: “Fair Value”

IFRS 13 was issued in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 13 defines fair value; sets out in a single IFRS a framework for measuring fair value; and requires disclosures about fair value measurements.

IFRS 13 explains how to measure fair value for financial reporting which is a market-based measurement, not an entity-specific measurement. It does not require fair value measurements in addition to those already required or permitted by other standards and is not intended to establish valuation standards or affect valuation practices outside financial reporting. However, this standard expands the concepts and principles behind fair valuation. In addition, extensive disclosures about fair value are required under IFRS 13, and in particular when an entity relies on unobservable valuation inputs under the “level 3” fair valuation hierarchy.

The adoption of IFRS 13 is not expected to have any significant impact on the Bank’s financial position or performance. However, the Bank will be required to make appropriate additional disclosures in its financial statements, upon adoption.

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IAS 19 Revised: “Employee Benefits”

The amendments to IAS 19 was issued in June 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The key changes in the amended standard correspond to the elimination of the option to defer the recognition of actuarial gains and losses, known as the ‘corridor method’. Accordingly, under the amended standard, all actuarial gains and losses have to be recognized immediately in OCI. In addition, an entity is no longer able to recognize in profit or loss the long-term expected return on assets held. Finally, the amended standard requires enhanced disclosures about defined benefit plans.

The adoption of the amended IAS 19 is not expected to have any significant effect on the net income of the Bank in terms of recognition of actuarial gains and losses because the Bank already recognizes such gains and losses in OCI under the option provided in the current version of IAS 19. The main impact will arise from the expected change in the measurement principles of the expected returns on plans assets upon adoption of the amended standard.

IFRS 7: “Financial Instruments: Disclosures” and IAS 32: “Financial Instruments: Presentation”

In December 2011, IASB issued new disclosure requirements in respect of the effect of offsetting arrangements on an entity’s financial position, as part of a common project with the US Financial Accounting Standards Board (FASB). The new requirements are set out in “Disclosures-Offsetting Financial Assets and Financial Liabilities” (amendment to IFRS 7), and are related to financial assets and liabilities that are offset in the statement of financial position or that are subject to master netting arrangements or similar agreements. As part of the same project, the IASB also published “Disclosures-Offsetting Financial Assets and Financial Liabilities” (amendment to IAS 32) clarifying the offsetting criteria in IAS 32 to address inconsistency in their application.

These amendments to IFRS 7 and IAS 32 are to be applied in the financial statements for the annual periods beginning on or after January 1, 2013 and annual periods beginning on or after January 1, 2014, respectively.

The adoption of such amendments is not expected to have any significant impact on the Bank’s financial position or performance.

NOTE D –	RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank’s capital adequacy policy and its commitment to maintain a prudent risk profile consistent with the highest credit rating. In 2011, the Bank through a comprehensive exercise, re-defined its risk appetite and revised the capital adequacy policy. As a result of this exercise, the Bank allocates its risk capital between non-core risks (10 percent), with sovereign and non-sovereign operations sharing equally the remaining balance (45 percent each). As part of the revision, the Bank’s rating scale was also revised as explained under systematic credit risk assessment below.

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The highest level of risk management oversight is assured by the Bank’s Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank’s risk profiles and performance to ensure compliance with the underlying policies.

The guiding principles by which the Bank manages its risks are governed by the General Authority on the Bank’s Financial Products and Services (the FPS Authority), the General Authority on Asset Liability Management (the ALM Authority) and the Bank’s Credit Risk Management Guidelines.

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The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank’s sovereign and non-sovereign loan, guarantee and equity investment portfolios.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank’s financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank’s interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank’s entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank’s lending and equity investment operations.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank’s finance and treasury risk management activities. It is the Bank’s most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance. OPSCOM is chaired by the Chief Operating Officer and reviews all operational activities before they are submitted to the Board of Directors for approval. In June 2012, the Bank also created the Credit Risk Committee (CRC), to ensure effective implementation of the Bank’s credit policies and oversee all credit risk issues related to sovereign and non-sovereign operations prior to their submission to OPSCOM.

The ALCO, CRC and OPSCM meet on regular basis to perform their oversight roles. Among its functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves strategies to manage the balance sheet. The Credit Risk Committee took over the Credit Risk responsibilities previously handled by ALCO including the coverage of the end–to–end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst others. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

Day-to-day operational responsibility for implementing the Bank’s financial and risk management policies and guidelines is delegated to the appropriate business units. The Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Bank arising essentially from its lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of non-sovereign and enclave projects; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections below.

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The Bank’s maximum exposure to credit risk before collateral received or other credit enhancements is as follows:

(UA thousands)

Assets	2012	2011
Cash	881,453	344,156
Demand obligations	3,801	3,801
Treasury investments at amortized cost	2,898,638	3,227,610
Treasury investments at fair value	3,597,839	4,372,106
Derivative assets	1,558,333	1,696,681
Non-negotiable instruments on account of capital	1,974	3,044
Accrued income and charges receivable on loans	393,016	378,011
Other accounts receivable	540,002	748,812
Loans	11,014,312	9,373,517
Equity participations	488,467	359,229
Other debt securities	76,537	79,990

1)	Sovereign Credit Risk

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, it is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country’s risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions and the conduciveness of its business environment.

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Country Exposure

The Bank’s exposures as at December 31, 2012 to borrowing member countries as well as the private sector and enclave projects from its lending activities are summarized below:

(Amounts in UA thousands)

Country	No of Loans*	Total Loans*	Unsigned Loan Amounts	Undisbursed Balances	Outstanding Balances	% of Total Outstanding Loans
Botswana	3	1,146,267	-	130,466	1,015,801	9.22
Cameroon	1	25,847	-	17,231	8,616	0.08
Cape Verde	3	48,932	-	-	48,932	0.44
Congo	2	10,768	-	-	10,768	0.10
Côte d’Ivoire	1	5,819	-	-	5,819	0.05
Democratic Republic of Congo	10	649,232	-	-	649,232	5.89
Egypt	13	1,638,813	-	638,489	1,000,324	9.08
Equatorial Guinea	3	62,682	-	60,497	2,185	0.02
Ethiopia	2	1,357	-	-	1,357	0.01
Gabon	14	533,147	-	295,600	237,547	2.16
Mauritius	8	468,962	-	308,597	160,365	1.46
Morocco	43	3,570,929	434,940	970,140	2,165,849	19.66
Namibia	4	36,252	-	-	36,252	0.33
Nigeria	2	20,962	-	-	20,962	0.19
Seychelles	3	13,054	-	-	13,054	0.12
Somalia**	3	4,355	-	-	4,355	0.04
South Africa	6	1,853,600	-	744,016	1,109,584	10.07
Sudan** (1)	5	57,788	-	-	57,788	0.53
Swaziland	6	45,566	-	-	45,566	0.41
Tunisia	34	2,268,321	-	470,013	1,798,308	16.33
Zimbabwe**	12	196,763	-	-	196,763	1.79
Multinational	3	27,437	-	-	27,437	0.25
Total Public Sector	181	12,686,853	434,940	3,635,049	8,616,864	78.23
Total Private Sector	93	3,633,453	407,828	828,177	2,397,448	21.77
Total	274	16,320,306	842,768	4,463,226	11,014,312	100.00

*	Excludes fully repaid and cancelled loans.
**	Countries in arrears as at December 31, 2012.
(1)	The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between representatives of the North and South Sudan. At the end of December 2012, no decision has been taken by the states of North and South Sudan regarding the terms and conditions of such exchange.

Slight differences may occur in totals due to rounding.

Systematic Credit Risk Assessment

The foundation of the Bank’s credit risk management is a systematic credit risk assessment framework, through underlying models and their associated risk factors that have been optimized to ensure more predictive power of the rating parameters and to better align with international rating scales and ensure consistency with best practices. The credit risk assessment is measured using a uniform internal 22-grade Master Scale, optimized to provide: (i) increased granularity; (ii) better differentiation between obligors; (iii) smoother grade distribution to alleviate the current grade concentration; and finally (iv) to create a common framework when communicating credit risks to risks takers. The level of granularity helps in measuring probabilities of default in order to better differentiate between obligors.

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International Ratings
Risk Class	Revised Rating Scale		S&P – Fitch	Moody’s	Assessment
Very Low Risk	1	+	A+ and above	A1 and above	Excellent
	1		A	A2
	1	-	A-	A3
	2	+	BBB+	Baa1	Strong
	2		BBB	Baa2
	2	-	BBB-	Baa3
Low Risk	3	+	BB+	Ba1	Good
	3		BB	Ba2
	3	-	BB-	Ba3
Moderate Risk	4	+	B+	B1	Satisfactory
	4		B	B2
	4	-
	5	+	B-	B3	Acceptable
5
High Risk	5	-	CCC+	Caa1	Marginal
	6	+
	6		CCC	Caa2	Special Attention
	6	-
Very High Risk	7		CCC-	Caa3	Substandard
8
	9		CC	Ca	Doubtful
	10		C	C	Loss

The credit ratings at the sovereign level are derived from a risk assessment of five risk indices that include macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank’s portfolio performance. These five risk indices are combined to derive a composite country risk index. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

Portfolio Risk Monitoring

The weighted average risk rating of the Bank’s sovereign and sovereign-guaranteed portfolio was 2.38 at the end of December 2012, compared to 2.52 as of December 31, 2011. The distribution of the sovereign portfolio across the Bank’s five credit risk classes is shown in the table below.

Risk Profile of the Outstanding Sovereign-Guaranteed Loan Portfolio
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2012	73%	15%	1%	10%	1%
2011	70%	15%	1%	13%	1%
2010	76%	2%	5%	13%	4%
2009	44%	33%	6%	13%	4%
2008	37%	33%	6%	16%	8%
2007	37%	31%	8%	15%	9%
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It is the Bank’s policy that if the payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential Expected Losses (EL) and Unexpected Losses (UL) related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank’s capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of December 2012, the Bank’s public sector loan portfolio used up to 24.2 percent of the Bank’s total risk capital based on the Bank’s capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustment, plus accumulated reserves. Callable capital is not included in the computation of risk capital.

2)	Non-Sovereign Credit Risk

When the Bank lends to private sector borrowers and to enclave projects, it does not benefit from sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to assess the risk of every project at entry. The models are tailored to the specific characteristics and nature of the transactions. The result of the credit risk assessment is measured using a uniform internal 22-grade master scale as described above.

Non-sovereign transactions are grouped into the following three main categories: a) project finance; b) financial institutions; and c) private equity funds. Internal credit ratings are derived on the basis of some pre-determined critical factors.

a)	Project Finance

The first factor involves the overall evaluation and assessment of the borrower’s financial strength. This assesses:

Primarily, i) the capacity of the project to generate sufficient cash flow to service its debt; ii) the company’s operating performance and profitability; and iii) the project company’s capital structure, financial flexibility and liquidity positions.

Secondly, the following four main non-financial parameters are analyzed: i) the outlook of the industry in which the project company operates; ii) the competitive position of the project company within the industry; iii) the strength of the project company’s management with particular emphasis on its ability to deal with adverse conditions; and iv) the quality of the information on which the analysis is based.

Finally, the project company’s risk rating is adjusted to reflect the overall host country risk rating.

b)	Financial Institutions

The assessment of financial institutions follows the uniform rating system commonly referred to as the CAMELS model: i) Capital adequacy– analyses of the composition, adequacy and quality of the institution’s capital; ii) Asset quality, operating policies and procedures and risk management framework; iii) Management quality and decision-making framework; iv) Earnings and market position – an evaluation of the quality and level of profitability; v) Liquidity and funding adequacy – an assessment focusing on the entity’s ability to access debt market; and vi) Sensitivity to market risk – an assessment of the impact of interest rate changes and exchange rate fluctuations.

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c)	Private Equity Funds

The assessment of Private Equity Funds takes into consideration the analysis of the following qualitative and quantitative factors:

•	Financial strength and historic fund performance;
•	Investment strategy and risk management;
•	Industry structure;
•	Management and corporate governance; and
•	Information quality.

All new non-sovereign projects require an initial credit rating and undergo a rigorous project approval process. The Non-Sovereign Working Group of the CRC reviews the non-sovereign credit rating of each project on a quarterly basis and may recommend changes for approval by CRC if justified by evolving country and project conditions.

Since 2009, the Bank has been increasing its non-sovereign loan and equity exposures. The weighted-average risk rating was 3.47 at the end of 2012 compared to 3.44 at the end of 2011. The distribution of the non-sovereign portfolio across the Bank’s five credit risk classes is shown in the table below.

Risk Profile of the Outstanding Non-Sovereign Loan and Equity Portfolio
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2012	33%	19%	36%	9%	3%
2011	36%	20%	35%	5%	4%
2010	24%	20%	30%	24%	2%
2009	27%	18%	28%	24%	3%
2008	13%	16%	41%	28%	2%
2007	8%	10%	46%	31%	5%

In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. At the end of 2012, the cumulative impairment allowance to cover the incurred loss on impaired loan principal in the non-sovereign portfolio was UA 34.96 million compared to UA 23.73 million in 2011.

In addition to private sector lending, the Bank makes equity investments in private sector entities, either directly or through investment funds.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from Basel II Advanced Internal Rating-Based Approach (IRB). At the end of December 2012, the Bank’s non-sovereign portfolio required as risk capital approximately 30 percent of the Bank’s total on-balance sheet risk capital sources. This level is still below the limit of 45 percent determined by the Bank for total non-sovereign operations. Out of the Bank’s non-sovereign portfolio, equity participations required as risk capital approximately 10.4 percent of the Bank’s total on-balance sheet risk capital sources, below the statutory limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure the maintenance of an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15 percent of the Bank’s total risk capital. This threshold and other determinants of country limit allocation are clearly spelt out in the Bank’s capital adequacy framework.

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In the revised capital adequacy and exposure management approved by the Board in May 2011, the 15 percent (of the Bank’s total risk capital) global country concentration limit is meant to allow for adequate portfolio diversification. However, in order to ensure that: (i) the allocation in aggregate does not exceed 100 percent of risk capital available for core lending activities, and (ii) there is fairness of allocation among RMCs, a Performance Based Adjusted Country Limits formula (PACL) is used.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

3)	Counterparty Credit Risk

In the normal course of business, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank’s business, it is not possible to completely eliminate counterparty credit risk; however, the Bank minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank’s minimum credit rating requirements and are approved by the Bank’s Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery vs. payment (DVP) terms and a minimum long-term credit rating of A/A2 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

Maturity
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa
MBS/ABS	AAA
Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40-year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.

The Bank may also invests in money market mutual funds with a minimum rating of AA-/Aa3 and collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

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The financial and economic crisis over the past few years has resulted in the downgrading of banks worldwide. The Bank’s derivatives exposures and their credit rating profile are shown in the tables below. Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels.

(Amounts in UA millions)

	Derivatives			Credit Risk Profile of Net Exposure
	Notional Amount	Mark-to-Market	Net Exposure*	AAA	AA+ to AA-	A+ and lower
2012	15,209	1,047	109	0%	54%	46%
2011	15,393	1,192	146	0%	68%	32%
2010	14,504	1,090	96	0%	80%	20%
2009	13,503	288	84	13%	45%	42%

*	After collateral received in cash or securities.

In addition to these minimum rating requirements, the Bank operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a maximum of 12 percent of the Bank’s total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank’s credit limits after considering the benefits of any collateral.

The credit exposure of the investment and related derivative portfolios continues to be dominated by highly rated counterparties as shown in the table below. The proportion of exposure to AAA-rated entities increased from the previous year as a result of the re-allocation of assets towards higher rated investments including Government bonds and Supranational institutions.

	Credit Risk Profile of the Investment and Derivative Portfolios
	AAA	AA+ to AA-	A+ and lower
2012	62%	31%	7%
2011	58%	33%	9%
2010	69%	24%	7%
2009	65%	25%	10%
2008	59%	21%	20%
2007	43%	54%	3%

The Bank’s exposure to the stressed Eurozone economies remains limited to approximately UA 50 million or less than 1 percent of the portfolio.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks in line with the current BIS standards. At the end of December 2012, the Bank’s counterparty credit portfolio including all investments and derivative instruments required as risk capital 1.9 percent of the Bank’s total on-balance sheet risk capital sources.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

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To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank’s core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank’s short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank’s equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank’s net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate hair-cuts based on asset class and credit rating.

The contractual maturities of financial liabilities and future interest payments at December 31, 2012 and 2011 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2012

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives
Derivative liabilities	(993,780)	(1,033,780)	45,126	(239,959)	(306,862)	(51,961)	19,694	(499,818)
Borrowings at fair value	12,175,956	13,265,739	3,337,816	2,169,485	1,001,629	2,540,107	1,243,953	2,972,749
	11,182,176	12,231,959	3,382,942	1,929,526	694,767	2,488,146	1,263,647	2,472,931

Financial liabilities without derivatives
Accounts payable	2,083,072	2,083,072	2,083,072	-	-	-	-	-
Borrowings at amortized cost	1,102,844	1,603,018	406,258	77,260	321,898	43,719	43,719	710,164
	3,185,916	3,686,090	2,489,330	77,260	321,898	43,719	43,719	710,164

Total financial liabilities	14,368,092	15,918,049	5,872,272	2,006,786	1,016,665	2,531,865	1,307,366	3,183,095

Represented by:
Derivative liabilities	(993,780)	(1,033,780)	45,126	(239,959)	(306,862)	(51,961)	19,694	(499,818)
Accounts payable	2,083,072	2,083,072	2,083,072	-	-	-	-	-
Borrowings	13,278,800	14,868,757	3,744,074	2,246,745	1,323,527	2,583,826	1,287,672	3,682,913
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Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2011

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives
Derivative liabilities	(1,134,481)	(1,379,938)	(344,303)	(124,631)	(119,758)	(271,961)	(97,977)	(421,308)
Borrowings at fair value	11,756,421	12,827,396	3,155,904	2,218,600	2,094,462	797,326	2,378,595	2,182,509
	10,621,940	11,447,458	2,811,601	2,093,969	1,974,704	525,365	2,280,618	1,761,201

Financial liabilities without derivatives
Accounts payable	1,974,685	1,974,685	1,974,685	-	-	-	-	-
Borrowings at amortized cost	1,146,536	1,731,268	210,081	414,127	61,847	322,421	43,993	678,799
	3,121,221	3,705,953	2,184,766	414,127	61,847	322,421	43,993	678,799

Total financial liabilities	13,743,161	15,153,411	4,996,367	2,508,096	2,036,551	847,786	2,324,611	2,440,000

Represented by:
Derivative liabilities	(1,134,481)	(1,379,938)	(344,303)	(124,631)	(119,758)	(271,961)	(97,977)	(421,308)
Accounts payable	1,974,685	1,974,685	1,974,685	-	-	-	-	-
Borrowings	12,902,957	14,558,664	3,365,985	2,632,727	2,156,309	1,119,747	2,422,588	2,861,308

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank’s principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are denominated in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank’s policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In line with this policy, during the year ended December 31, 2012, the Bank’s currency alignment was adjusted to maintain it within an acceptable band of the composition of the currencies making up the SDR. In keeping with the Bank’s currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank’s recurring administrative expenditures shows a high concentration of expenses in Euros, USD and Tunisian Dinar.

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Net currency position at December 31, 2012 and 2011 was as follows:

Net Currency Position at December 31, 2012

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Sub-total	Units of Account	Total
Assets
Cash	257,972	90,403	253,254	4,187	275,637	881,453	-	881,453
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – measured at fair value (a)	1,591,915	1,714,312	11,712	189,416	142,441	3,649,796	-	3,649,796
Investments at amortized cost	874,404	1,368,458	201,055	445,756	-	2,889,673	-	2,889,673
Non-negotiable instruments on account of capital	-	1,690	-	-	-	1,690	284	1,974
Accounts receivable	77,953	293,450	42,391	41,370	276,771	731,935	30,733	762,668
Loans	4,704,154	4,669,029	376,905	2,354	1,220,216	10,972,658	-	10,972,658
Equity participations	46,821	285,949	-	-	43,957	376,727	61,828	438,555
Other debt security	-	-	-	-	76,537	76,537	-	76,537
Other assets	-	-	-	-	-	-	31,062	31,062
	7,553,219	8,423,291	885,317	683,083	2,039,360	19,584,270	123,907	19,708,177
Liabilities
Accounts payable	(1,090,479)	135,102	(117,042)	(31,813)	(684,924)	(1,789,156)	(293,916)	(2,083,072)
Borrowings	-	(7,236,808)	(1,540,755)	-	(4,501,237)	(13,278,800)	-	(13,278,800)
Currency swaps on borrowings and related derivatives (b)	(4,657,100)	1,065,808	1,250,560	-	3,334,512	993,780	-	993,780
	(5,747,579)	(6,035,898)	(407,237)	(31,813)	(1,851,649)	(14,074,176)	(293,916)	(14,368,092)
Currency position of equity as at December 31, 2012	1,805,640	2,387,393	478,080	651,270	187,711	5,510,094	(170,009)	5,340,085

% of subtotal	32.77	43.33	8.67	11.82	3.41	100.00	-	100.00
SDR composition as at December 31, 2012	36.30	42.96	9.10	11.64	-	100.00	-	100.00

(a)	Investments measured at fair value comprise:
	Investments measured at fair value	3,597,839
	Derivative assets	55,383
	Derivative liabilities	(3,426)
	Amount per statement of net currency position	3,649,796

(b)	Currency swaps on borrowings comprise:
	Derivative assets	1,502,950
	Derivative liabilities	(509,170)
	Net swaps on borrowings per statement of net currency position	993,780
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Net Currency Position at December 31, 2011

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Subtotal	Units of Account	Total
Assets
Cash	90,186	16,910	155,641	3,178	78,241	344,156	-	344,156
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – measured at fair value (a)	2,082,539	2,136,691	-	33,972	178,815	4,432,017	-	4,432,017
Investments at amortized cost	998,915	1,473,668	311,721	434,059	-	3,218,363	-	3,218,363
Non-negotiable instruments on account of capital	-	2,465	-	-	-	2,465	579	3,044
Accounts receivable	127,025	430,742	(41,054)	10,721	356,992	884,426	30,424	914,850
Loans	3,699,442	4,306,647	459,572	2,263	837,440	9,305,364	-	9,305,364
Equity participations	28,698	174,008	-	-	44,781	247,487	62,275	309,762
Other debt security	-	-	-	-	79,990	79,990	-	79,990
Other assets	-	-	-	-	-	-	13,337	13,337
	7,026,805	8,541,131	885,880	484,193	1,580,060	18,518,069	106,615	18,624,684
Liabilities
Accounts payable	(876,273)	(481,111)	(120,793)	(668)	(324,258)	(1,803,103)	(171,582)	(1,974,685)
Borrowings	-	(6,931,615)	(1,771,545)	-	(4,199,797)	(12,902,957)	-	(12,902,957)
Currency swaps on borrowings and related derivatives (b)	(4,531,684)	1,090,151	1,499,964	-	3,076,050	1,134,481	-	1,134,481
	(5,407,957)	(6,322,575)	(392,374)	(668)	(1,448,005)	(13,571,579)	(171,582)	(13,743,161)
Currency position of equity as at December 31, 2011	1,618,849	2,218,556	493,506	483,525	132,055	4,946,490	(64,967)	4,881,523

% of subtotal	32.73	44.85	9.98	9.77	2.67	100.00	-	100.00
SDR composition as at December 31, 2011	35.66	43.01	10.15	11.18	-	100.00	-	100.00

(a)	Investments measured at fair value comprise:
	Investments measured at fair value	4,372,106
	Derivative assets	66,001
	Derivative liabilities	(6,090)
	Amount per statement of net currency position	4,432,017

(b)	Currency swaps on borrowings comprise:
	Derivative assets	1,630,680
	Derivative liabilities	(496,199)
	Net swaps on borrowings per statement of net currency position	1,134,481

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of four currencies, namely the US dollar, Euro, Japanese yen and Pound sterling. The weight of each currency in the basket is reviewed by the International Monetary Fund (IMF) every five years and the last revision became effective on January 1, 2011 based on the value of exports of goods and services and international reserves. The SDR rate represents the sum of specific amounts of the four basket currencies valued in U.S dollars, on the basis of the exchange rates quoted at noon each day in the London market.

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The following tables illustrate the sensitivity of the Bank’s net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of December 31, 2012 and 2011, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US dollar. Due to a moderate change in the African currency holdings, the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank’s Net Assets to Currency Fluctuations at December 31, 2012

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD
EUR	2,263.63	2,118.32	467.27	608.59	7.50	5,465.32	1.57	3bps
GBP	2,318.68	1,972.57	478.64	685.73	7.50	5,463.12	(0.63)	1bps
JPY	2,324.51	1,977.53	527.82	624.96	7.50	5,462.33	(1.42)	3bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	2,345.75	1,995.60	484.22	630.67	8.25	5,464.50	0.75	1bps

Net assets resulting from a 10% depreciation against the USD
EUR	2,425.74	1,876.05	500.74	652.18	7.50	5,462.22	(1.53)	3bps
GBP	2,370.91	2,017.01	489.42	579.49	7.50	5,464.33	0.58	1bps
JPY	2,365.40	2,012.32	443.89	635.95	7.50	5,465.06	1.31	2bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,345.75	1,995.60	484.22	630.67	6.82	5,463.07	(0.68)	1bps

Assumptions:
Base net assets	2,299.56	1,759.73	488.98	630.67	161.34	5,340.28
Currency weight	0.66	0.42	12.10	0.11	-	-	-	-
Base exchange rate	1.54	1.17	132.42	0.95	-	-	-	-
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Sensitivity of the Bank’s Net Assets to Currency Fluctuations at December 31, 2011

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD
EUR	2,144.79	1,950.87	470.59	459.89	27.55	5,053.69	4.53	9bps
GBP	2,196.72	1,816.46	481.99	518.13	27.55	5,040.85	(8.31)	16bps
JPY	2,198.85	1,818.23	530.70	471.49	27.55	5,046.82	(2.34)	5bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	2,221.23	1,836.73	487.36	476.29	30.30	5,051.91	2.75	5bps

Net assets resulting from a 10% depreciation against the USD
EUR	2,295.61	1,725.67	503.68	492.24	27.55	5,044.75	(4.41)	9bps
GBP	2,243.99	1,855.55	492.36	437.43	27.55	5,056.88	7.72	15bps
JPY	2,241.97	1,853.88	447.19	480.74	27.55	5,051.33	2.17	4bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,221.23	1,836.73	487.36	476.29	25.04	5,046.65	(2.50)	5bps

Assumptions:
Base net assets	2,193.20	1,585.97	508.80	476.29	117.26	4,881.52	-	-
Currency weight	0.6600	0.4230	12.1000	0.1110	-	-	-	-
Base exchange rate	1.5341	1.1868	118.9044	0.9948	-	-	-	-

Interest Rate Risk

The Bank’s interest rate risk sensitivity is comprised of the following two elements:

1)	the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets;

2)	the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank’s principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

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Interest rate risk position as at December 31, 2012 and 2011 was as follows:

Interest Rate Risk Position as at December 31, 2012

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets
Cash	881,453	-	-	-	-	-	-	881,453
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury investments (a)	4,171,158	321,470	481,230	275,130	331,810	992,550	(33,879)	6,539,469
Non-negotiable instruments on account of capital	768	510	452	105	68	71	-	1,974
Accounts receivable	960,472	-	-	-	-	-	(197,804)	762,668
Loans – disbursed and outstanding	8,323,002	231,290	224,256	279,831	233,495	1,722,438	-	11,014,312
Hedged loans – fair value adjustment	-	-	-	-	-	-	86,854	86,854
Accumulated impairment for loan losses	-	-	-	-	-	-	(128,508)	(128,508)
Equity participations	-	-	-	-	-	-	438,555	438,555
Other debt securities	-	-	-	-	-	76,537	-	76,537
Other assets	-	-	-	-	-	-	31,062	31,062
	14,340,654	553,270	705,938	555,066	565,373	2,791,596	196,280	19,708,177

Liabilities
Accounts payable	(2,083,072)	-	-	-	-	-	-	(2,083,072)
Borrowings (b)	(11,672,232)	(202,015)	(241)	(245,219)	(241)	(174,834)	9,762	(12,285,020)
Macro-hedge swaps	(444,639)	50,100	103,514	103,309	95,974	91,742	-	-
	(14,199,943)	(151,915)	103,273	(141,910)	95,733	(83,092)	9,762	(14,368,092)

Interest rate risk position as at December 31, 2012*	140,711	401,355	809,211	413,156	661,106	2,708,504	206,042	5,340,085

* Interest rate risk position represents equity.

(a)	Treasury investments comprise:
	Treasury investments	6,487,512
	Derivative assets – investments	55,383
	Derivative liabilities – investments	(3,426)
	Amount per statement of interest rate risk	6,539,469

(b)	Borrowings comprise:
	Borrowings	13,278,800
	Derivative assets – borrowings	(1,502,950)
	Derivative liabilities – borrowings	509,170
	Net borrowings per statement of interest rate risk	12,285,020
73

Interest Rate Risk Position as at December 31, 2011

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets
Cash	344,156	-	-	-	-	-	-	344,156
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury investments (a)	4,820,278	548,305	291,080	465,015	293,919	1,282,088	(50,305)	7,650,380
Non-negotiable instruments on account of capital	869	967	497	453	105	153	-	3,044
Accounts receivable	1,099,738	-	-	-	-	-	(184,888)	914,850
Loans – disbursed and outstanding	6,860,083	205,156	190,770	253,768	189,769	1,673,971	-	9,373,517
Hedged loans-fair value adjustment	-	-	-	-	-	-	49,871	49,871
Accumulated provision for loan impairment	-	-	-	-	-	-	(118,024)	(118,024)
Equity participations	-	-	-	-	-	-	309,762	309,762
Other debt securities	-	-	-	-	-	79,990	-	79,990
Other assets	-		-	-	-	-	13,337	13,337
	13,128,925	754,428	482,347	719,236	483,793	3,036,202	19,753	18,624,684

Liabilities
Accounts payable	(1,974,685)	-	-	-	-	-	-	(1,974,685)
Borrowings (b)	(10,861,129)	(335,460)	(230)	(266,171)	(229)	(287,080)	(18,177)	(11,768,476)
Macro-hedge swaps	(521,912)	78,162	50,154	103,371	102,832	187,393	-	-
	(13,357,726)	(257,298)	49,924	(162,800)	102,603	(99,687)	(18,177)	(13,743,161)

Interest rate risk position as at December 31, 2011*	(228,801)	497,130	532,271	556,436	586,396	2,936,515	1,576	4,881,523

* Interest rate risk position represents equity.

(a)	Treasury investments comprise:
	Treasury investments	7,590,469
	Derivative assets – investments	66,001
	Derivative liabilities – investments	(6,090)
	Amount per statement of interest rate risk	7,650,380

(b)	Borrowings comprise:
	Borrowings	12,902,957
	Derivative assets – borrowings	(1,630,680)
	Derivative liabilities – borrowings	496,199
	Net borrowings per statement of interest rate risk	11,768,476

74

Interest Rate Risk on Assets Funded by Debt

Over half of the Bank’s interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering “variable rate” loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank’s borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank’s pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank’s net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank’s underlying funding reference (six-month Libor floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank’s liquidity policy and uses a six-month Libor floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month Libor floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank’s active currencies on a standard six-month Libor rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month Libor-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro Commercial Paper. The Bank manages refinancing risk by limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank’s assets with equity resources. Changes in market interest rates in the currencies of the Bank’s equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank’s equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank’s equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank’s repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank’s assets is funded by equity reprice in each year. Using this benchmark, the Bank’s net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

At the end of 2011 and 2012, the Bank’s overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

75

Interest Rate Risk Sensitivity Analysis

Net Interest Margin Sensitivity

A parallel upward shift in the SDR curve of 100 bps would have generated a maximum gain in income statement of UA 5.67 million and UA 5.55 million as of December 31, 2012 and 2011, respectively.

Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at fair value through profit or loss. The table below shows the effect of a parallel yield curve movement of +/- 100 bps of each of the currencies in the trading investment portfolio and the borrowings and derivative portfolios as of December 31, 2012 and 2011, respectively. However, due to the low level of interest rates across the Japanese Yen yield curve, the sensitivity analysis in 2012 and 2011 for assets and liabilities denominated in Japanese Yen reflect a parallel movement in the yield curve of +/- 10 bps.

(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift
	2012 Gain/(Loss)	2011 Gain/(Loss)	2012 Gain/(Loss)	2011 Gain/(Loss)
Investments at fair value through profit or loss	(9,151)	(12,946)	11,229	14,279
Fair-valued borrowings and derivative portfolios	66,451	114,578	(77,118)	(126,498)

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997. Although the Bank is unable to charge a prepayment penalty on such older loans, in practice the level of prepayments has generally been within acceptable levels. In 2005, prepayments of pre-1997 loans declined sharply to UA 70 million compared to the amounts in prior years, due in large part to increased market interest rates. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. In 2006, total prepayments of UA 298 million included an amount of UA 192 million in respect of market-based floating rate loans, while in 2007, total prepayment amounted to UA 199 million, of which 98 percent related to market-based loans. Prepayment in 2008 amounted to UA 17 million while prepayments in 2009 and 2010 were UA 20 million and UA 67 million, respectively. No prepayments were received in the year ended December 31, 2011. Prepayments in the year ended December 31, 2012 amounted to UA 21.71 million.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank’s transactions and includes losses attributable to failures of internal processes in credit and market operations.

The Internal Control Unit (ICU) of the Bank is responsible for implementing the Integrated Internal Control Framework (IICF) which consists of two phases. Phase one relates to the implementation of Internal Control over Financial Reporting (ICFR) based on the COSO Framework as a means of regularly evaluating the effectiveness and efficiency of the Bank’s internal controls in all significant business processes with financial statement impact. As part of this process, Management’s attestation on the adequacy of internal controls over financial reporting is published in the Bank’s annual report.

76

Phase two of the IICF entails the implementation of Operational Risk Management Framework which is intended to address risks inherent in other business processes not covered by ICFR. The Operational Risk Management Framework (ORM) was approved by the Board of Directors in March 2012 as the first step in addressing risks related to business processes and the implementation process is ongoing. The implementation of ORM will ensure a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It will also provide the basis for applying advanced measurement approach in measuring operational risk capital. Currently, the Bank’s Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes. This responsibility is supported by institutional standards in the following areas:

•    Requirements for appropriate segregation of duties, including the independent authorization of transactions

•    Requirements for the reconciliation and monitoring of transactions

•    Documentation of controls and procedures

•    Training and professional development

•    Risk mitigation including insurance where this is effective

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, which makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC that closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the business continuity Unit (BCPU) that follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank’s operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Fraud and Investigations Department and the existence of a Whistleblower Protection Policy.

77

NOTE E – FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at December 31, 2012 and 2011:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other	Financial Assets
December 31, 2012	Mandatorily at Fair Value	Designated at Fair Value	Comprehensive Income	and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
Cash	-	-	-	881,453	881,453	881,453
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	3,597,839	-	-	2,889,673	6,487,512	6,751,879
Derivative assets	1,558,333	-	-	-	1,558,333	1,558,333
Non-negotiable instruments on account of capital	-	-	-	1,974	1,974	1,974
Accounts receivable	-	-	-	762,668	762,668	762,668
Loans	16,707	-	-	10,869,097	10,885,804	11,105,922
Equity participations	-	-	438,555	-	438,555	438,555
Other debt securities	-	-	-	76,537	76,537	76,537
Total financial assets	5,172,879	-	438,555	15,485,203	21,096,637	21,581,122

Accounts payable	-	-	-	2,083,072	2,083,072	2,083,072
Derivative liabilities	512,596	-	-	-	512,596	512,596
Borrowings	-	12,175,956	-	1,102,844	13,278,800	13,482,135
Total financial liabilities	512,596	12,175,956	-	3,185,916	15,874,468	16,077,803

(UA thousands)

	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other	Financial Assets
December 31, 2011	Mandatorily at Fair Value	Designated at Fair Value	Comprehensive Income	and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
Cash	-	-	-	344,156	344,156	344,156
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	4,372,106	-	-	3,218,363	7,590,469	7,812,986
Derivative assets	1,696,681	-	-	-	1,696,681	1,696,681
Non-negotiable instruments on account of capital	-	-	-	3,044	3,044	3,044
Accounts receivable	-	-	-	914,850	914,850	914,850
Loans	-	-	-	9,255,493	9,255,493	9,920,085
Equity participations	-	-	309,762	-	309,762	309,762
Other debt securities	-	-	-	79,990	79,990	79,990
Total financial assets	6,068,787	-	309,762	13,819,697	20,198,246	21,085,355

Accounts payable	-	-	-	1,974,685	1,974,685	1,974,685
Derivative liabilities	502,289	-	-	-	502,289	502,289
Borrowings		11,756,421	-	1,146,536	12,902,957	13,119,945
Total financial liabilities	502,289	11,756,421	-	3,121,221	15,379,931	15,596,919
78

The table below classifies the Bank’s financial instruments that were carried at fair value at December 31, 2012 and 2011 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total
	(Level 1)		(Level 2)		(Level 3)
	2012	2011	2012	2011	2012	2011	2012	2011
Treasury investments	2,158,492	2,677,417	1,313,023	1,633,882	126,324	60,806	3,597,839	4,372,105
Derivative assets	3,415	5,311	1,533,916	1,616,009	21,002	75,361	1,558,333	1,696,681
Loans	-	-	16,708	-	-	-	16,708	-
Equity participations	6,473	3,689	-	-	432,082	306,073	438,555	309,762
Total financial assets	2,168,380	2,686,417	2,863,647	3,249,891	579,408	442,240	5,611,435	6,378,548

Derivative liabilities	-	-	(509,975)	(467,299)	(2,621)	(34,990)	(512,596)	(502,289)
Borrowings	(4,928,074)	(5,565,955)	(7,022,769)	(5,929,638)	(225,114)	(260,839)	(12,175,957)	(11,756,432)
Total financial liabilities	(4,928,074)	(5,565,955)	(7,532,744)	(6,396,937)	(227,735)	(295,829)	(12,688,553)	(12,258,721)

Fair value measurement of financial instruments using valuation technique with no significant input from observable market data (level 3 hierarchy) at December 31, 2011 and 2012 is made up as follows:

(UA thousands)

	Held-for- Trading Treasury Investments	Investments at Fair Value through Profit and Loss	Investments at Fair Value through Other Comprehensive Income	Available-for- Sale Equity Participations	Derivative Assets	Derivative Liabilities	Borrowings
2011
Balance at January 1, 2011	105,797	-	-	258,454	65,225	(39,821)	(260,570)
Transfer arising from adoption of IFRS 9	(105,797)	105,797	258,454	(258,454)	-	-	-
Gains on unquoted equity investments following adoption of IFRS 9	-	-	30,790	-	-	-	-
(Losses)/Gains recognized in income statement	-	(15,151)	-	-	13,743	1,311	(11,903)
Losses recognized in statement of comprehensive income	-	-	(27,996)	-	-	-	-
Purchases, issues and settlements (net)	-	(29,547)	53,066	-	(10,100)	1,908	23,769
Reclassification	-	-	-	-	-	314	-
Translation effects	-	(293)	(8,241)	-	8,463	(672)	(12,135)
Transfer between assets and liabilities	-	-	-	-	(1,970)	1,970	-
Balance at December 31, 2011	-	60,806	306,073	-	75,361	(34,990)	(260,839)

2012
Balance at January 1, 2012	-	60,806	306,073	-	75,361	(34,990)	(260,839)
(Losses)/Gains recognized in income statement	-	(4,646)	-	-	5,592	-	(17,808)
Gains recognized in statement of comprehensive income	-	-	52,473	-	-	397	-
Purchases, issues and settlements (net)	-	69,894	68,388	-	(14,089)	(326)	30,951
Reclassification	-	-	-	-	-	-	-
Translation effects	-	270	5,148	-	(12,174)	(1,389)	22,582
Transfer between assets and liabilities	-	-	-	-	(33,688)	33,688	-
Balance at December 31, 2012	-	126,324	432,082	-	21,002	(2,621)	(225,114)
79

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

Day One Profit and Loss

The unamortized balances of day one profit and loss at December 31, 2012 and 2011 were made up as follows:

(UA thousands)

	2012	2011
Balance at January 1	133,258	132,198
New transactions	22,931	14,807
Amounts recognized in income statement during the year	(16,872)	(16,504)
Translation effects	(10,300)	2,757
Balance at December 31	129,017	133,258

NOTE F – TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross- currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at December 31, 2012, the Bank had received collateral with fair value of UA 914 million in connection with swap agreements. Of this amount, a total UA 813 million was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in “Other accounts payable”. The balance of UA 101 million was in the form of liquid financial assets.

At December 31, 2012 and 2011, the Bank had no securities sold under repurchase agreements (repos).

The composition of treasury investments as at December 31, 2012 and 2011 was as follows:

(UA thousands)

	2012	2011
Treasury investments mandatorily measured at fair value through profit or loss	3,597,839	4,372,106
Treasury investments at amortized cost	2,898,638	3,227,610
Provision for impairment on investments	(8,965)	(9,247)
Total	6,487,512	7,590,469
80

Treasury Investments Mandatorily Measured at Fair Value through Profit or Loss (FVTPL)

A summary of the Bank’s treasury investments mandatorily measured at FVTPL as at December 31, 2012 and 2011 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Time deposits	233.61	144.46	-	811.41	137.17	23.77	142.43	172.35	513.21	1,151.99
Asset-backed securities	60.69	35.56	56.04	25.19	9.55	-	-	-	126.28	60.75
Government and agency obligations	833.21	1,065.18	511.79	312.50	10.70	10.66	-	6.47	1,355.70	1,394.81
Corporate bonds	26.89	40.66	0.32	0.75	-	-	11.71	-	38.92	41.41
Financial institutions	442.35	722.32	821.73	902.71	10.02	-	-	-	1,274.10	1,625.03
Supranational	72.17	73.28	194.88	24.84	22.58	-	-	-	289.63	98.12
Total	1,668.92	2,081.46	1,584.76	2,077.40	190.02	34.43	154.14	178.82	3,597.84	4,372.11

The nominal value of treasury investments mandatorily measured at FVTPL as at December 31, 2012 was UA 3,579.31 million (2011: UA 4,373.50 million). The average yield of treasury investments mandatorily measured at FVTPL for the year ended December 31, 2012 was 1.89% (2011: 1.22%).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as at December 31, 2012 and 2011 was as follows:

(UA millions)

	2012	2011
One year or less	2,084.38	2,522.12
More than one year but less than two years	912.85	1,056.16
More than two years but less than three years	462.27	582.61
More than three years but less than four years	7.52	133.11
More than four years but less than five years	19.81	17.64
More than five years	111.01	60.47
Total	3,597.84	4,372.11

Treasury Investments at Amortized Cost

A summary of the Bank’s treasury investments at amortized cost at December 31, 2012 and 2011 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Asset-backed securities	188.30	188.06	-	-	-	-	-	-	188.30	188.06
Government and agency obligations	692.11	685.73	567.69	616.64	210.19	202.03	140.31	230.37	1,610.30	1,734.77
Corporate bonds	83.56	112.38	-	-	25.69	22.84	-	5.03	109.25	140.25
Financial institutions	23.61	80.46	148.32	222.36	18.73	44.75	60.75	67.96	251.41	415.53
Supranational	389.84	415.57	158.39	160.63	191.15	164.44	-	8.36	739.38	749.00
Total	1,377.42	1,482.20	874.40	999.63	445.76	434.06	201.06	311.72	2,898.64	3,227.61

The nominal value of treasury investments at amortized cost as at December 31, 2012 was UA 2,932.52 million (2011: UA 3,268.67 million). The average yield of treasury investments at amortized cost for the year ended December 31, 2012 was 3.70% (2011: 3.63%).

81

The contractual maturity structure of treasury investments at amortized cost as at December 31, 2012 and 2011 was as follows:

(UA millions)

	2012	2011
One year or less	531.26	387.68
More than one year but less than two years	320.03	550.47
More than two years but less than three years	474.03	289.17
More than three years but less than four years	274.62	455.21
More than four years but less than five years	332.87	284.83
More than five years	965.83	1,260.25
Total	2,898.64	3,227.61

The fair value of treasury investments at amortized cost at December 31, 2012 was UA 3,154 million (2011: 3,440.88 million).

NOTE G – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012		2011
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:
Cross-currency swaps	1,237,105	378,198	1,357,151	357,709
Interest rate swaps	253,508	1,183	226,747	7,469
Loan swaps	12,337	128,871	44,594	131,021
Embedded derivatives	-	918	2,188	-
	1,502,950	509,170	1,630,680	496,199
Investments-related:
Asset swaps	4,370	3,426	3,642	6,090
Macro-hedge swaps and others	51,013	-	62,359	-
	55,383	3,426	66,001	6,090
Total	1,558,333	512,596	1,696,681	502,289

The notional amounts of derivative financial assets and financial liabilities at December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Borrowings-related:
Cross-currency swaps	8,980,284	9,105,096
Interest rate swaps	4,297,187	4,294,970
Loan swaps	1,284,002	1,246,951
Embedded derivatives	13,532	27,656
	14,575,005	14,674,673
Investments-related:
Asset swaps	202,489	224,624
Macro-hedge swaps	444,639	521,912
	647,128	746,536
Total	15,222,133	15,421,209
82

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at December 31, 2012, the Bank had 2,934 contracts in Euro and 2,703 contracts in US Dollars. The nominal value of each contract is one million of each currency unit, except for 83 contracts with a nominal value of Euro 100,000 for each contract.

Administrative Expenses Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP, TND and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at December 31, 2012 and 2011, there were no open positions with respect to the forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at December 31, 2012 was a liability of UA 128.87 million. The fair value loss on these loan swaps for the year ended December 31, 2012 was UA 30.76 million. The fair value gain on the hedged loans attributable to the hedged risk was UA 30.77 million. Therefore, the hedge ineffectiveness recognized in profit or loss was a gain of UA 0.01 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value as at January 1, 2011. For 2012, the amortization of fair value adjustment on the hedged risk amounted to UA 5.51 million.

NOTE H – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1.	Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2.	Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest-bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors’ Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) Regional Members – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

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2) Non-Regional Members – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors’ Resolution B/BG/2010/08 of May 27, 2010 each member eligible to receive financing exclusively from the African Development Fund only shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while Middle Income Countries, Blend countries and Non-Regional member countries shall pay for the paid-up portion of their respective subscribed shares in eight (8) equal and consecutive annual installments.

Payments for shares under GCI-VI are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

At December 31, 2012 and 2011, the non-negotiable notes balances were as follows:

(UA thousands)

	2012	2011
Balance at January 1	3,044	4,625
Net movement for the year	(1,070)	(1,581)
Balance at December 31	1,974	3,044

NOTE I – LOANS

The Bank’s loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered multi-currency variable rate loans to its borrowers. The variable interest rate is reset twice a year and is based on the Bank’s own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate loans to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

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Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January, 1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR-based single currency floating rate loans. The floating base rate is determined for each currency and the reset frequency is based on the Bank’s selected reference interest rate in each market. The Bank’s standard floating base rate is the six (6)-month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule of the loan. The funding spread comprises a funding cost margin and a market risk premium as determined by the Bank. As part of the fixed lending rate, the funding spread remains fixed for the maturity of the loan for which the lending rate has been fixed. Prior to fixing the lending rate, the single currency fixed rate loan is essentially a variable spread loan.

Fixed Spread Loans: In January 2005, the Bank reviewed the entire set of products and lending processes and adjusted the pricing of its market-based loan products for the first time since their introduction in October 1997. To this effect, the Bank simplified the pricing for sovereign and sovereign-guaranteed borrowers and suspended variable spread loans by eliminating the funding cost margin and market risk premium. The simplification resulted in a single lending product known as the fixed spread loan with a simple pricing based on a fixed spread over Libor and no other charges.

Enhanced Variable Spread Loans: In January 2009, in response to the impact of the global financial crisis and the ensuing increase in funding costs for all categories of issuers, the Bank revised the financial terms and conditions offered to its sovereign and sovereign-guaranteed clients to ensure a full cost pass through of its borrowing costs to its clients, thereby safe-guarding its financial integrity and its ability to remain a stable source of long-term funding. As a result, the Bank temporarily suspended the fixed spread loan product for sovereign and sovereign-guaranteed borrowers, and reintroduced the variable spread loan. For non-sovereign-guaranteed borrowers the fixed spread loan product is still applicable.

In December 2009, the Bank introduced the enhanced variable spread loan product, which offers to variable spread loan borrowers a free option to fix the floating base rate. Currently, the Bank’s only standard loan product for sovereign and sovereign-guaranteed borrowers is the Enhanced Variable Spread Loan.

In May 2010, the lending margin of the enhanced variable spread loan was increased to 60 basis points (from 40 basis points) for every loan approved after January 1, 2011. For non-sovereign-guaranteed loans, the lending margin is based on the Bank’s assessment of the risks inherent in each project.

Others: Other loan structures offered by the Bank include parallel co-financing and A/B syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank’s financing portfolio. Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio, or any other basis consistent with industry practices. During the year ended December 31, 2012, the equivalent of USD 810 million was approved for the first syndication transaction by the Bank through B-loans. The Bank’s A share of this loan was USD 400 million of which an amount of UA 84.13 million was disbursed at the end of December 2012.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a “cost-pass-through” principle for local currency loans to ensure that the overall cost of funds is compensated.

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At December 31, 2012 and 2011, outstanding loans were as follows:

(UA thousands)

	2012	2011
Outstanding balance of loans – amortized cost	10,997,605	9,373,517
Outstanding balance of loans – fair value	16,707	-
	11,014,312	9,373,517
Less: accumulated provision for impairment	(128,508)	(118,024)
Balance at December 31	10,885,804	9,255,493

During the year ended December 31, 2012, the Bank disbursed a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. The fair value of this loan has been determined using the expected cash flows model with inputs including interest rates and the borrower’s credit spread which was estimated based on the Bank’s internal rating methodology for non-sovereign loans.

Fair Value of Loans

At December 31, 2012 and 2011, the carrying and estimated fair values of outstanding loans were as follows:

(UA thousands)

	2012		2011
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate loans	8,179,735	8,278,621	6,316,918	6,505,946
Floating rate loans	2,585,627	2,579,231	2,743,419	3,099,429
Variable rate loans	248,950	248,070	313,180	314,710
	11,014,312	11,105,922	9,373,517	9,920,085
Accumulated provision for impairment	(128,508)	-	(118,024)	-
Net loans	10,885,804	11,105,922	9,255,493	9,920,085

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at December 31, 2012 and 2011 was as follows:

(UA millions)

	2012				2011
Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total
One year or less	371.24	352.20	211.25	934.69	810.55
More than one year but less than two years	377.21	321.32	25.04	723.57	660.78
More than two years but less than three years	556.47	433.76	4.98	995.21	674.39
More than three years but less than four years	568.35	262.93	3.64	834.92	887.04
More than four years but less than five years	592.29	225.69	2.93	820.91	706.19
More than five years	5,714.17	989.73	1.11	6,705.01	5,634.57
Total	8,179.73	2,585.63	248.95	11,014.31	9,373.52

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

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The currency composition and types of outstanding loans as at December 31, 2012 and 2011 were as follows:

(Amounts in UA millions)

			2012		2011
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	71.71		76.16
		Japanese Yen	341.06		403.37
		Pound Sterling	2.55		2.45
		Swiss Franc	131.53		137.69
		US Dollar	186.86		198.09
		Others	0.37		0.35
			734.08	6.66	818.12	8.73
	Single Currency	Euro	4,032.46		3,000.34
		Japanese Yen	8.12		11.06
		South African Rand	891.01		484.71
		US Dollar	2,511.03		2,002.69
		Others	3.03		-
			7,445.65	67.60	5,498.80	58.66
Floating Rate:	Single Currency	Euro	469.55		496.31
		Japanese Yen	17.53		21.84
		South African Rand	193.60		214.36
		US Dollar	1,904.94		2,010.91
			2,585.62	23.48	2,743.42	29.27
Variable Rate:	Multi-Currency	Euro	51.03		64.23
		Japanese Yen	1.79		4.36
		Swiss Franc	-		0.04
		US Dollar	102.66		105.63
			155.48	1.41	174.25	1.86
	Single Currency	Euro	29.94		46.50
		Japanese Yen	21.35		33.19
		Swiss Franc	1.37		2.05
		US Dollar	40.82		57.18
			93.48	0.85	138.93	1.48
Total			11,014.31	100.00	9,373.52	100.00

The weighted average yield on outstanding loans for the year ended December 31, 2012 was 3.47% (2011: 3.56%).

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A comparative summary of the currency composition of outstanding loans at December 31, 2012 and 2011 was as follows:

(Amounts in UA millions)

	2012		2011
	Amount	%	Amount	%
Euro	4,654.70	42.26	3,683.53	39.30
Japanese Yen	389.85	3.54	473.83	5.05
Pound Sterling	2.55	0.02	2.45	0.03
South African Rand	1,084.61	9.85	699.07	7.46
Swiss Franc	132.89	1.21	139.78	1.49
US Dollar	4,746.31	43.09	4,374.51	46.67
Others	3.40	0.03	0.35	-
Total	11,014.31	100.00	9,373.52	100.00

Accrued Income and Charges Receivable on Loans

The accrued income and charges receivable on loans as at December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Accrued income and charges receivable on loans	393,016	378,011
Less: accumulated provision for impairment	(197,804)	(184,888)
Balance at December 31	195,212	193,123

Provision for Impairment on Loan Principal and Charges Receivable

At December 31, 2012, outstanding loans with an aggregate principal balance of UA 310.92 million (2011: UA 306.70 million), of which UA 269.13 million (2011: UA 271.82 million) was overdue, were considered to be impaired

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Outstanding balance on impaired loans	310,916	306,704
Less: accumulated provision for impairment	(128,508)	(118,024)
Net balance on impaired loans	182,408	188,680

Charges receivable and accrued income on impaired loans	278,687	262,437
Less: accumulated provision for impairment	(197,804)	(184,888)
Net charges receivable and accrued income on impaired loans	80,883	77,549
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The movements in the accumulated provision for impairment on outstanding loan principal for the years ended December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Balance at January 1	118,024	114,207
Provision for impairment on loan principal for the year	12,339	3,296
Provision reversal for loan written off	(798)	-
Translation effects	(1,057)	521
Balance at December 31	128,508	118,024

Accumulated provision for impairment on outstanding loan principal included those relating to private sector loans. During the year ended December 31, 2012, provision for impairment made on private sector loans principal amounted to UA 11.13 million (2011: UA 12.53). The accumulated provisions on private sector loans at December 31, 2012 amounted to UA 34.96 million.

The movements in the accumulated provision for impairment on loan interest and charges receivable for the years ended December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Balance at January 1	184,888	169,165
Provision for impairment on loan charges for the year	17,349	14,381
Provision reversal for loan written off	(1,478)	-
Translation effects	(2,955)	1,342
Balance at December 31	197,804	184,888

Accumulated provision for impairment on loan interest and charges receivable included those relating to private sector loans. During the year ended December 31, 2012, provision for impairment made on interest and charges receivable on private sector loans amounted to UA 2.98 million (2011: UA 2.06 million). The accumulated provision on interest and charges receivable on private sector loans at December 31, 2012 amounted to UA 15.15 million.

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At December 31, 2012, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 3.29 million (2011: no guarantees).

Also, the Bank may provide repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Guarantees provided by the Bank to some of its borrowers outstanding at December 31, 2012 amounted to UA 14.27 million (2011: UA 10.43 million).

NOTE J – EQUITY PARTICIPATIONS

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund’s original subscriptions were pro-

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vided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund’s Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended December 31, 2012 amounted to UA 185.27 million (2011: UA 159.33 million), representing 65.91 percent (2011: 68.76 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF’s operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At December 31, 2012, the Bank’s pro-rata or economic share in ADF was 0.58 percent (2011:0.63 percent).

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative described in Note V-2, the net asset value of ADF which is the basis for determining the value of the Bank’s investment in the Fund declined, resulting in impairment loss on the Bank’s investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their HIPC completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank’s objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank currently holds less than 20 percent of the total equity capital of most of the institutions in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of May 13, 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9 equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank’s equity investments are currently held for strategic purposes rather than for trading, the Bank has opted to designate all its equity investments as at fair value through Other Comprehensive Income.

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The Bank’s equity interests at the end of 2012 and 2011 are summarized below:

(Amounts in UA thousands)

			Carrying Value
Institutions	Year Established	Callable Capital	2012	2011
African Development Fund	1972	-	111,741	111,741
Accumulated share of profit/(loss) & impairment on January 1			(49,466)	(48,878)
Share of loss for the year			(397)	(437)
Impairment for the year			(49)	(152)
		-	61,829	62,274
DIRECT INVESTMENTS
Development Finance Institutions
African Export and Import Bank	1993	9,760	21,447	19,175
African Guarantee Fund	2011	-	6,458	651
Central African Development Bank (BDEAC)	1975	2,354	850	830
East African Development Bank	1967	-	4,279	3,162
Eastern and Southern African Trade and Development Bank	1985	35,395	10,942	8,608
Great Lakes Development Bank (BDEGL)*	1980	-	-	-
Infrastructure Development Bank of Zimbabwe*	1984	-	-	-
National Development Bank of Sierra Leone*	-	-	-	-
Shelter Afrique	1982	-	11,778	11,752
TCX Investment Company Mauritius Limited	2007	120	19,290	16,139
West African Development Bank (BOAD)	1973	2,354	3,173	2,940
		49,983	78,217	63,257
Commercial Banks
United Bank for Africa	1961	-	6,473	3,689
		-	6,473	3,689
Microfinance Institutions
AB Microfinance Bank Nigeria Limited	2007	-	748	728
AccessBank Liberia Limited	2008	-	865	946
AccessBank Tanzania Limited	2007	-	363	317
Advans Banque Congo	2008	-	1,116	802
K-REP Bank Limited	1997	-	2,525	1,814
		-	5,617	4,607
Insurance
Africa-Re	1977	-	31,845	21,644
Eastern and Southern African Reinsurance Company (ZEP-RE)	2011	-	9,407	5,029
		-	41,252	26,673
TOTAL DIRECT INVESTMENTS		49,983	131,559	98,226

FUNDS
Africa Capitalization Fund	2010	13,651	13,897	625
Africa Health Fund LLC	2009	5,833	3,261	1,621
Africa Joint Investment Fund	2010	1,531	9,320	4,445
African Agriculture Fund LLC	2010	18,719	5,405	849
African Infrastructure Investment Fund 2	2009	14,295	2,486	1,648
AfricInvest Fund II LLC	2008	3,843	11,651	7,048
Agri-Vie Fund PCC	2008	3,998	4,427	3,689
Argan Infrastructure Fund	2010	11,900	1,053	268
Atlantic Coast Regional Fund LLC	2008	325	10,173	4,423
Aureos Africa Fund LLC	2007	4,446	16,251	9,967
Carlyle Sub-Saharan Africa Fund	2012	28,950	3,767	-
Catalyst Fund I LLC	2010	7,421	1,844	670
Cauris Croissance II Fund	2012	3,965	944	-
ECP Africa Fund I PCC	1998	77	2,275	2,461
ECP Africa Fund II PCC	2005	7,962	24,081	22,574
ECP Africa Fund III PCC	2008	13,331	21,879	9,831
Eight Miles LLP	2012	12,748	103	-
Evolution One Fund	2010	5,186	2,353	249
GEF Africa Sustainable Forestry Fund	2011	5,011	9,896	516
GroFin Africa Fund	2008	4,455	4,946	2,622
Helios Investors II (Mauritius) Limited	2011	10,120	9,859	5,034
I & P Afrique Entrepreneurs	2012	5,193	808	-
Investment Fund for Health in Africa	2010	2,478	6,609	2,156
Maghreb Private Equity Fund II (Mauritius) PCC	2008	1,373	16,243	14,803
Maghreb Private Equity Fund III (Mauritius) PCC	2012	15,720	3,709	-
New Africa Mining Fund II	2010	13,729	17	34
Pan African Infrastructure Development Fund	2007	10,421	17,021	14,376
Pan-African Investment Partners II Limited	2008	20,181	7,615	715
South Africa Infrastructure Fund	1996	899	31,963	38,447
West Africa Emerging Markets Fund	2011	4,259	1,311	191
TOTAL FUNDS		252,020	245,167	149,262
TOTAL DIRECT INVESTMENTS AND FUNDS		302,003	376,726	247,488
GRAND TOTAL		302,003	438,555	309,762

*	Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.
**	The cost of equity investments carried at fair value at December 31, 2012 amounted to UA 335.59 million (2011: UA 260.01 million).
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Dividends earned on equity investments amounted to UA 4.29 million for the year ended December 31, 2012 (2011: UA 2.38 million). No equity investments have been derecognized during the year 2012.

NOTE K – OTHER DEBT SECURITIES

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMC) for the purpose of financing development projects and programs. These investments are classified as financial assets at amortized cost.

The carrying amount of “Other debt securities” at December 31, 2012 and 2011 was as follows:

(UA thousands)

	2012	2011
Investments in debt instruments in RMCs – at amortized cost	76,537	79,990

NOTE L – PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(UA thousands)

	Property and Equipment						Intangible Assets	Grand Total
2012	Land	Capital Work in Progress	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:
Balance at January 1	480	-	24,314	11,098	48,816	84,708	20,103	104,811
Reclassification	-	2,000	(1,561)	-	(439)	-	-	-
Additions during the year	-	9,341	-	2,242	10,072	21,655	732	22,387
Disposals during the year	-	-	-	(58)	(279)	(337)	-	(337)
Balance at December 31	480	11,341	22,753	13,282	58,170	106,026	20,835	126,861

Accumulated Depreciation:
Balance at January 1	-	-	21,791	9,280	41,617	72,688	19,494	92,182
Depreciation during the year	-	-	102	871	3,182	4,155	431	4,586
Disposals during the year	-	-	-	(57)	(271)	(328)	-	(328)
Balance at December 31	-	-	21,893	10,094	44,528	76,515	19,925	96,440
Net Book Values: December 31, 2012	480	11,341	860	3,188	13,642	29,511	910	30,421
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(UA thousands)

	Property and Equipment					Intangible Assets	Grand Total
2011	Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:
Balance at January 1	480	23,398	10,513	45,755	80,146	19,569	99,715
Additions during the year	-	916	586	3,070	4,572	534	5,106
Disposals during the year	-	-	-	(9)	(9)	-	(9)
Balance at December 31	480	24,314	11,099	48,816	84,709	20,103	104,812

Accumulated Depreciation:
Balance at January 1	-	21,690	8,360	38,487	68,537	19,188	87,725
Depreciation during the year	-	102	921	3,136	4,159	306	4,465
Disposals during the year	-	-	-	(6)	(6)	-	(6)
Balance at December 31	-	21,792	9,281	41,617	72,690	19,494	92,184
Net Book Values: December 31, 2011	480	2,522	1,818	7,199	12,019	609	12,628

Under the Headquarters’ Agreement with the host country, the Bank’s owned buildings in the host country are intended to be used for the purposes of the business of the Bank Group only. The land on which the buildings stand are owned by the Government who granted unlimited right of occupancy to the Bank. The rights on the lands and buildings therefore cannot be transferred to a third party. If the Bank elected to give up the use of the lands and buildings, the properties would have to be surrendered to the host country. The Government would pay the Bank the value of the building as assessed at the time of the surrender.

NOTE M – BORROWINGS

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank’s leverage. The ratio caps the Bank’s total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank’s usable capital at December 31, 2012 was UA 26,616 million.

As at December 31, 2012 and 2011, the Bank’s borrowings were as follows:

(UA millions)

	2012	2011
Borrowings at fair value	12,175.96	11,756.42
Borrowings at amortized cost	1,102.84	1,146.54
Total	13,278.80	12,902.96

The Bank’s borrowings as at December 31, 2012 included subordinated borrowings in the amount of UA 760.80 million (2011: UA 795.21 million).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs.

Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity. Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather

93

than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank’s borrowings portfolio at December 31, 2012 and 2011 was as follows:

Borrowings and Swaps at December 31, 2012

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements (a)				Interest Rate Swaps
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost (b) (%)	Wgtd. Average Maturity (Years)	Amount Payable/ (Receivable)		Wgtd. Avg. Cost (b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)		Wgtd. Avg. Cost (b) (%)	Average Maturity (Years)
	Fixed	-	-	-	-	146.37		8.71	6.8	-		-	-
Euro	Adjustable	-	-	-	-	4,545.59		0.48	2.5	-		-	-
		-	-	-	-	(265.90)		0.37	2.4	-		-	-
	Fixed	-	-	-	-	-		-	-	-		-	-
Sterling		-	-	-	-	-		-	-	-		-	-
	Adjustable	-	-	-	-	-		-	-	-		-	-
		-	-	-	-	-		-	-	-		-	-
	Fixed	484.84	454.82	2.85	15.3	-		-	-	-		-	-
Japanese Yen		-	-	-	-	(679.57)		1.63	23.8	-		-	-
	Adjustable	587.73	13.53	2.26	3.8	-		-	-	68.41		0.01	0.4
		-	-	-	-	(534.51)		2.08	13.3	(68.41)		1.53	0.4
	Fixed	5,984.53	592.09	2.91	3.3	-		-	-	-		-	-
US Dollar		-	-	-	-	(2,179.19)		2.77	3.0	(2,912.64)		2.12	2.9
	Adjustable	661.84	-	0.59	2.0	2,676.92		0.49	8.8	3,153.79		0.68	3.0
		-	-	-	-	(1,279.63)		0.26	3.8	(318.82)		0.53	3.1
	Fixed	4,440.04	41.24	3.56	4.5	5.54		3.92	2.6	-		-	-
Others (d)		-	-	-	-	(3,812.15)		3.36	4.5	(964.78)		2.93	5.5
	Adjustable	16.98	3.03	9.55	3.6	782.03		4.22	3.4	792.28		2.08	4.6
		-	-	-	-	(228.84)		1.07	6.1	-		-	-
	Fixed	10,909.41	1,088.15	3.15	4.5	151.91		8.54	6.6	-		-	-
Total		-	-	-	-	(6,670.91)		2.99	5.9	(3,877.42)		2.32	3.6
	Adjustable	1,266.55	16.56	1.51	2.9	8,004.53		0.85	4.7	4,014.48		0.94	3.2
		-	-	-	-	(2,308.88)		0.77	6.1	(387.23)		0.71	2.6
Principal at face value		12,175.96	1,104.71	2.99	4.4	(823.35)		-	-	(250.17)		-	-

Net unamortized premium/ (discount)		-	(1.87)	-	-	803.16		-	-	249.54		-	-
		12,175.96	1,102.84	2.99	4.4	(20.19)		-	-	(0.63)		-	-

Fair valuation adjustment		-	-	-	-	(838.72	)(c)	-	-	(251.70	)(c)	-	-
Total		12,175.96	1,102.84	2.99	4.4	(858.91)		-	-	(252.33)

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at December 31, 2012 was UA 13,367.67 million and the estimated fair value was UA 13,482.14 million.

a.	Currency swap agreements include cross-currency interest rate swaps.
b.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2012.
c.	These amounts are included in derivative assets and liabilities on the balance sheet.
d.	These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

94

Borrowings and Swaps at December 31, 2011

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements (a)				Interest Rate Swaps
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost (b) (%)	Wgtd. Average Maturity (Years)	Amount Payable/ (Receivable)		Wgtd. Avg. Cost (b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)		Wgtd. Avg. Cost (b) (%)	Average Maturity (Years)
	Fixed	-	-	-	-	295.83		5.66	8.7	-		-	-
Euro	Adjustable	-	-	-	-	4,119.93		1.64	2.9	-		-	-
		-	-	-	-	(134.85)		1.57	2.2	-		-	-
	Fixed	514.60	507.37	2.83	15.9	-		-	-	-		-	-
Japanese Yen		-	-	-	-	(651.45)		1.31	26.3	-		-	-
	Adjustable	722.34	27.66	1.34	4.9	-		-	-	76.26		0.03	1.4
			-	-	-	(803.71)		1.26	5.5	(76.26)		0.78	1.4
	Fixed	5,429.19	592.73	3.01	3.2	-		-	-	-		-	-
US Dollar		-	-	-	-	(2,605.40)		2.70	2.8	(2,686.50)		2.38	2.9
	Adjustable	911.75	-	0.49	1.7	2,984.27		0.10	7.2	3,152.69		0.49	2.6
		-	-	-	-	(1,176.98)		0.16	4.3	(534.11)		0.69	1.2
	Fixed	4,178.54	21.26	3.78	3.5	5.40		3.92	3.6	-		-	-
Others (d)		-	-	-	-	(3,525.02)		3.37	3.3	(998.10)		3.72	5.7
	Adjustable	-	-	-	-	603.23		2.25	5.9	837.65		3.90	5.0
		-	-	-	-	(207.68)		0.55	7.3	-		-	-
	Fixed	10,122.33	1,121.36	3.28	4.3	301.23		5.63	8.6	-		-	-
Total		-	-	-	-	(6,781.87)		2.91	5.3	(3,684.60)		2.74	3.6
	Adjustable	1,634.09	27.66	0.87	3.1	7,707.42		1.09	4.8	4,066.60		1.18	3.1
		-	-	-	-	(2,323.21)		0.66	4.9	(610.37)		0.70	1.2
Principal at face value		11,756.42	1,149.02	2.97	4.2	(1,096.43)		-	-	(228.37)		-	-

Net unamortized premium/ (discount)		-	(2.48)	-	-	594.95		-	-	242.80		-	-
		11,756.42	1,146.54	2.97	4.2	(501.48)		-	-	14.43		-	-

Fair valuation adjustment		-	-	-	-	(497.96	)(c)	-	-	(233.71	)(c)	-	-
Total		11,756.42	1,146.54	2.97	4.2	(999.44)		-	-	(219.28)		-	-

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at December 31, 2011 was UA 13,075.10 million and the estimated fair value was UA 13,119.94 million.

a.	Currency swap agreements include cross-currency interest rate swaps.
b.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2011.
c.	These amounts are included in derivative assets and liabilities on the balance sheet.
d.	These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR. There were no borrowings and derivatives in GBP at the end of the year.

Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2012 was as follows:

i)	Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	2,704.70	376.90	3,081.60
More than one year but less than two years	2,031.34	-	2,031.34
More than two years but less than three years	842.53	-	842.53
More than three years but less than four years	2,490.01	-	2,490.01
More than four years but less than five years	1,185.55	-	1,185.55
More than five years	2,544.56	0.37	2,544.93
Total	11,798.69	377.27	12,175.96
95

ii)	Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	314.97	13.53	328.50
More than one year but less than two years	15.62	-	15.62
More than two years but less than three years	260.26	-	260.26
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	500.33	-	500.33
Subtotal	1,091.18	13.53	1,104.71
Net unamortized premium and discount	(1.87)	-	(1.87)
Total	1,089.31	13.53	1,102.84

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2011 was as follows:

i)	Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	2,487.66	350.42	2,838.08
More than one year but less than two years	2,095.01	7.23	2,102.24
More than two years but less than three years	2,016.26	-	2,016.26
More than three years but less than four years	687.59	-	687.59
More than four years but less than five years	2,318.72	-	2,318.72
More than five years	1,789.32	4.21	1,793.53
Total	11,394.56	361.86	11,756.42

ii)	Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	18.48	111.46	129.94
More than one year but less than two years	335.23	-	335.23
More than two years but less than three years	-	-	-
More than three years but less than four years	260.54	-	260.54
More than four years but less than five years	-	-	-
More than five years	423.31	-	423.31
Subtotal	1,037.56	111.46	1,149.02
Net unamortized premium and discount	(2.48)	-	(2.48)
Total	1,035.08	111.46	1,146.54

The fair value of borrowings carried at fair value through profit or loss at December 31, 2012 was UA 12,175.96 million (2011: UA 11,756.42 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at December 31, 2012 was UA 12,262.95 million (2011: UA 10,943.87 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

96

As per Note P, there was a net loss of UA 30 million on fair-valued borrowings and related derivatives for the year ended December 31, 2012 (2011: net loss of UA 13 million). The fair value gain attributable to changes in the Bank’s credit risk included in the Other Comprehensive Income for the year ended December 31, 2012 was UA 79.98 million (2011: loss of UA 63.51 million).

Fair value changes attributable to changes in the Bank’s credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank’s credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank’s credit spread was not applied for fair value changes on callable borrowings with less than one year call date.

For borrowings designated at fair value through profit or loss at December 31, 2012, the cumulative unrealized fair value losses to date were UA 935.04 million (2011: losses of UA 812.55 million).

NOTE N – EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and cumulative exchange adjustments on subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and six General Capital Increases (GCI). The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

Prior to the sixth General Capital Increase (GCI-VI) and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. As at December 31, 2012, such formalities had not been completed.

In 2009, the Board of Directors endorsed a proposal made by Canada and Republic of Korea offering to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 1.63 billion and UA 0.19 billion, respectively. This proposal was adopted by the Board of Governors on February 22, 2010. Accordingly, the authorized capital stock of the Bank increased from UA 22,120 million to UA 23,947 million by the creation of additional 182,710 non-voting shares. These non-voting callable shares were to be absorbed by the subscriptions of Canada and the Republic of Korea to GCI-VI when they become effective.

The GCI-VI was approved by the Board of Governors of the Bank on May 27, 2010. GCI-VI increased the authorized capital stock of the Bank from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previ-

97

ous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares and 94 percent callable shares.

Following the Board of Governors’ resolutions, the temporary non-voting callable shares of Canada and Korea described above were effectively retired in 2011 and 2012, respectively. Consequently, the authorized capital of the Bank reduced by 163,296 and 19,414 shares representing the retired non-voting callable shares for Canada and Korea, respectively.

Following its Resolution B/BG/2012/04 of May 31, 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shall be available for subscription by the Republic of South Sudan, and 44,588 shall be available for subscription by non-regional members. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. The membership of the Republic of South Sudan shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Regional Countries to Membership of the Bank. As at December 31, 2012, such formalities had not been completed.

The Bank’s capital as at December 31, 2012 and 2011 was as follows:

(UA thousands)

	2012	2011
Capital Authorized (in shares of UA 10,000 each)	66,975,050	66,054,500
Less: Unsubscribed	(1,760,009)	(28,732,496)
Subscribed Capital	65,215,041	37,322,004
Less: Callable Capital	(60,252,358)	(34,032,945)
Paid-up Capital	4,962,683	3,289,059
Shares to be issued upon payment of future installments	(2,123,360)	(782,050)
Add: Amounts paid in advance	405	185
	2,839,728	2,507,194
Less: Amounts in arrears	(253)	(1,219)
Capital at December 31	2,839,475	2,505,975

Included in the total unsubscribed shares of UA 1,760.01 million at December 31, 2012 was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state’s Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

98

Subscriptions by member countries and their voting power at December 31, 2012 were as follows:

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	Algeria	266,666	4.227	110,239	2,556,520	267,291	4.205
2	Angola	73,479	1.165	31,381	703,412	74,104	1.166
3	Benin	12,330	0.195	5,768	117,533	12,955	0.204
4	Botswana	68,927	1.092	56,428	632,845	69,552	1.094
5	Burkina Faso	26,919	0.427	11,852	257,345	27,544	0.433
6	Burundi	15,013	0.238	7,505	142,626	15,638	0.246
7	Cameroon	69,113	1.095	30,862	660,281	69,738	1.097
8	Cape Verde	4,844	0.077	2,341	46,100	5,469	0.086
9	Central African Republic	2,823	0.045	1,412	26,822	3,448	0.054
10	Chad	4,746	0.075	2,216	45,250	5,371	0.085
11	Comoros	541	0.009	593	4,826	1,166	0.018
12	Congo	28,561	0.453	12,579	273,050	29,186	0.459
13	Côte d’Ivoire	234,299	3.714	109,371	2,233,620	234,924	3.696
14	Democratic Republic of Congo	64,734	1.026	32,218	615,125	65,359	1.028
15	Djibouti	1,213	0.019	1,517	10,618	1,838	0.029
16	Egypt	340,853	5.403	145,049	3,263,490	341,478	5.372
17	Equatorial Guinea	10,096	0.160	4,910	96,057	10,721	0.169
18	Eritrea	2,003	0.032	2,506	17,522	2,628	0.041
19	Ethiopia	100,589	1.594	42,952	962,940	101,214	1.592
20	Gabon	75,735	1.200	36,611	720,758	76,360	1.201
21	Gambia	9,664	0.153	4,241	92,413	10,289	0.162
22	Ghana	143,757	2.279	60,256	1,377,321	144,382	2.271
23	Guinea	25,650	0.407	11,545	244,961	26,275	0.413
24	Guinea Bissau	1,735	0.027	810	16,540	2,360	0.037
25	Kenya	91,706	1.454	39,164	877,900	92,331	1.453
26	Lesotho	3,664	0.058	3,890	32,760	4,289	0.067
27	Liberia	12,238	0.194	5,756	116,637	12,271	0.193
28	Libya	255,883	4.056	107,142	2,451,688	256,508	4.035
29	Madagascar	40,965	0.649	17,531	392,120	41,590	0.654
30	Malawi	18,718	0.297	8,738	178,450	19,343	0.304
31	Mali	27,577	0.437	11,892	263,881	28,202	0.444
32	Mauritania	3,698	0.059	4,067	32,916	4,323	0.068
33	Mauritius	41,340	0.655	23,173	390,230	41,965	0.660
34	Morocco	221,444	3.510	105,453	2,108,990	222,069	3.494
35	Mozambique	39,815	0.631	17,014	381,158	40,440	0.636
36	Namibia	21,542	0.341	10,623	204,800	22,167	0.349
37	Niger	15,982	0.253	7,461	152,363	16,607	0.261
38	Nigeria	588,948	9.335	253,405	5,635,853	589,371	9.272
39	Rwanda	8,394	0.133	3,634	80,303	9,019	0.142
40	Sao Tome & Principe	4,305	0.068	2,013	41,054	4,930	0.078
41	Senegal	66,609	1.056	27,860	638,241	67,234	1.058
42	Seychelles	1,809	0.029	1,594	16,499	2,434	0.038
43	Sierra Leone	15,323	0.243	7,154	146,081	15,948	0.251
44	Somalia	1,941	0.031	2,427	16,986	2,566	0.040
45	South Africa	305,208	4.838	102,821	2,949,270	305,833	4.811
46	Sudan	24,161	0.383	11,920	229,687	24,786	0.390
47	Swaziland	7,251	0.115	8,230	64,280	7,876	0.124
48	Tanzania	51,656	0.819	22,474	494,107	52,281	0.822
49	Togo	9,983	0.158	4,660	95,171	10,608	0.167
50	Tunisia	88,809	1.408	43,837	844,260	89,434	1.407
51	Uganda	31,847	0.505	14,434	304,047	32,472	0.511
52	Zambia	79,451	1.259	34,266	760,239	80,035	1.259
53	Zimbabwe	130,386	2.067	60,122	1,243,748	131,011	2.061
	Total Regionals	3,794,941	60.150	1,687,913	36,261,689	3,827,230	60.210

Slight differences may occur in totals due to rounding.

99

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
	Total Regionals	3,794,941	60.150	1,687,913	36,261,689	3,827,230	60.210
54	Argentina	5,847	0.093	6,108	52,364	6,472	0.102
55	Austria	28,330	0.449	12,645	270,660	28,955	0.456
56	Belgium	40,525	0.642	16,083	389,180	41,151	0.647
57	Brazil	28,084	0.445	11,157	269,696	28,710	0.452
58	Canada	241,520	3.828	138,650	2,276,560	242,145	3.809
59	China	70,920	1.124	31,653	677,550	71,545	1.126
60	Denmark	74,611	1.183	44,371	701,740	75,236	1.184
61	Finland	31,015	0.492	13,843	296,310	31,640	0.498
62	France	238,291	3.777	106,353	2,276,560	238,916	3.759
63	Germany	260,238	4.125	103,245	2,499,140	260,863	4.104
64	India	14,183	0.225	6,335	135,500	14,808	0.233
65	Italy	153,642	2.435	68,573	1,467,850	154,267	2.427
66	Japan	348,471	5.523	155,530	3,329,180	349,096	5.492
67	Korea	28,330	0.449	12,645	270,660	28,955	0.456
68	Kuwait	9,707	0.154	9,720	87,350	10,332	0.163
69	Netherlands	54,470	0.863	23,741	520,970	55,095	0.867
70	Norway	73,452	1.164	32,785	701,740	74,077	1.165
71	Portugal	15,185	0.241	6,108	145,750	15,810	0.249
72	Saudi Arabia	12,229	0.194	4,855	117,440	12,854	0.202
73	Spain	69,141	1.096	47,980	643,440	69,766	1.098
74	Sweden	98,039	1.554	43,753	936,640	98,664	1.552
75	Switzerland	93,047	1.475	41,528	888,950	93,672	1.474
76	United Kingdom	106,683	1.691	47,615	1,019,220	107,308	1.688
77	United States of America	418,250	6.629	166,290	4,016,219	418,875	6.590
	Total Non Regionals	2,514,211	39.850	1,151,562	23,990,669	2,529,213	39.790
	Grand Total	6,309,152	100.000	2,839,475	60,252,358	6,356,443	100.000

The subscription position including the distribution of voting rights at December 31, 2012 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60% and 40% voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At December 31, 2012 and 2011, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)

	2012	2011
Balance at January 1	160,633	162,572
Net conversion losses/(gains) on new subscriptions	6,192	(1,939)
Balance at December 31	166,825	160,633

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through Other Comprehensive Income and gains/losses on fair-valued borrowings arising from “own credit”.

Retained Earnings

Retained earnings included the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also included the transition adjustments resulting from the adoption of IFRS 9 on January 1, 2011.

100

The movements in retained earnings during 2011 and 2012 were as follows:

(UA thousands)
Balance at January 1, 2011	2,623,116
Effect of change in accounting policy following adoption of IFRS 9	52,191
Net income for the year 2011	51,512
Net expenses recognized directly in equity	(89,926)
Balance at December 31, 2011	2,636,893

Net income for the current year	88,618
Net expenses recognized directly in equity	(92,647)
Balance at December 31, 2012	2,632,864

During the year, the Board of Governors approved the allocation of UA 110 million (2011: UA 113 million) from income and the surplus account to certain entities for development purposes.

With effect from 2006, Board of Governors’ approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

The movement in the surplus account during 2011 and 2012 is as follows:

(UA thousands)
Balance at January 1, 2011	29,162
Allocation from 2010 net income	23,130
Distribution to Middle Income Country Technical Assistance Fund	(5,000)
Distribution to Special Relief Fund	(5,000)
Balance at December 31, 2011 and January 1, 2012	42,292

Distribution to Middle Income Country Technical Assistance Fund	(2,000)
Distribution to Special Relief Fund	(5,000)
Balance at December 31, 2012	35,292

Transfers to entities for development purposes, including those made from the surplus account, for the years ended December 31, 2012 and 2011 were as follows:

(UA thousands)
	2012	2011
African Development Fund (ADF)	35,000	35,000
Post Conflict Assistance – DRC	68,000	68,000
Middle Income Country Technical Assistance Fund	2,000	5,000
Special Relief Fund	5,000	5,000
Balance at December 31	110,000	113,000
101

NOTE O – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans

Income from loans for the years ended December 31, 2012 and 2011 was as follows:

(UA thousands)
	2012	2011
Interest income on loans not impaired	316,762	284,159
Interest income on impaired loans	22,784	21,577
Commitment charges	11,319	8,892
Statutory commission	299	295
Total	351,164	314,923

Income from Investments and Related Derivatives

Income from investments for the years ended December 31, 2012 and 2011 was as follows:

(UA thousands)
	2012	2011
Interest income	205,385	224,933
Realized and unrealized fair value losses	(7,738)	(56,083)
Total	197,647	168,850

Total interest income on investments at amortized cost for the year ended December 31, 2012 was UA 112.89 million (2011: UA 116.92 million). During the year ended December 31, 2012, the Bank sold certain financial assets measured at amortized cost. This sale was made due to the significant deterioration in credit risk of such assets. Such sales were permissible within the business model of the Bank. The Bank incurred a loss amounting to UA 1.70 million on derecognition of these financial assets which was fully covered by provisions made in previous years.

NOTE P – BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the years ended December 31, 2012 and 2011 were as follows:

(UA thousands)
	2012	2011
Charges to bond issuers	358,382	340,168
Amortization of issuance costs	(1,972)	(23,345)
Total	356,410	316,823

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended December 31, 2012 was UA 93.98 million (2011: UA 72.01 million).

102

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the years ended December 31, 2012 and 2011 was as follows:

(UA thousands)
	2012	2011
Interest on derivatives payable	202,324	192,676
Interest on derivatives receivable	(341,480)	(304,836)
Total	(139,156)	(112,160)

Unrealized Losses on Borrowings, Related Derivatives and Others

Unrealized losses on borrowings, related derivatives and others for the years ended December 31, 2012 and 2011 were as follows:

(UA thousands)
	2012	2011
Unrealized loss on fair-valued borrowings and related derivatives	(30,454)	(13,002)
Unrealized gain on derivatives on non-fair-valued borrowings and others	20,282	9,963
Total	(10,172)	(3,039)

Fair value gain attributable to changes in the Bank’s “own credit” for the year ended December 31, 2012 amounted to UA 79.98 million (2011: loss of UA 63.51 million) and was included in the Other Comprehensive Income.

The net unrealized gain on derivatives on non-fair-valued borrowings and others for the year ended December 31, 2012 amounted to UA 20.28 million. This included the income statement effects of hedge accounting, consisting of an unrealized gain of UA 0.01 million, representing hedge ineffectiveness and UA 5.51 million of amortization of fair value adjustment on the hedged risk (see Note G).

NOTE Q – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF’s gross income.

Administrative expenses comprised the following:

(UA thousands)
	2012	2011
Manpower expenses	220,206	180,140
Other general expenses	70,241	59,073
Total	290,447	239,213

Reimbursable by ADF	(185,270)	(159,326)
Reimbursable by NTF	(536)	(389)
Net	104,641	79,498

Included in general administrative expenses is an amount of UA 7.75 million (2011: UA 6.83 million) incurred under operating lease agreements for offices in Tunisia and in certain other regional member countries.

103

At the balance sheet date, the Bank had outstanding commitments under operating leases which fall due as follows:

(UA thousands)
	2012	2011
Within one year	8,390	7,952
In the second to fifth years inclusive	13,134	11,113
Total	21,524	19,065

Leases are generally negotiated for an average term of one (1) to five (5) years and rentals are fixed for an average of one (1) year. Leases may be extended for periods that are not longer than the original term of the leases.

NOTE R – EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors’ Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank’s employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank’s residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and were recorded in 2004. Also, new members from the local field offices of the Bank joined the Plan in 2007 and the associated past service costs of UA 1.07 million were reported in the 2007 financial statements.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective January 1, 2012. Participants of the Plan as of May 11, 2011 were given up to December 31, 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from January 1, 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended December 31, 2011.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or for the satisfaction of the SRP’s liabilities. At December 31, 2012, virtually all of the SRP’s investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP’s anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP’s anticipated future liabilities.

104

Post-Employment Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors’ resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. Contribution rates by staff members and retirees, which are based on marital status and number of eligible children, range between 0.70 percent to a maximum of 3.10 percent of salary or pension. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

The pension and post-employment medical benefit expenses for 2012 and 2011 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

(UA millions)
	Staff Retirement Plan		Medical Benefit Plan
	2012	2011	2012	2011
Current service cost – gross	32.58	23.41	10.80	7.59
Less: estimated employee contributions	(8.76)	(7.40)	(2.12)	(1.99)
Net current service cost	23.82	16.01	8.68	5.60

Interest cost	18.32	17.31	5.32	4.13
Expected return on plan assets	(20.11)	(22.50)	(0.72)	(0.61)
Plan curtailment	-	(10.90)	-	-
Expense for the year	22.03	(0.08)	13.28	9.12

At December 31, 2012, the Bank Group had a liability to the SRP amounting to UA 107.29 million (2011: UA 46.07 million) while the Bank Group’s liability to the post-employment aspect of the MBP amounted to UA 133 million (2011: UA 88.01 million).

105

At December 31, 2012 and 2011, the determination of these liabilities, which are included in “Other accounts payable” on the Balance Sheet is set out below:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan
	2012	2011	2012	2011
Fair value of plan assets:
Market value of plan assets at beginning of year	364.94	345.40	22.14	18.67
Actual return on assets	36.01	7.88	0.43	(0.07)
Employer’s contribution	17.51	16.46	4.23	3.98
Plan participants’ contribution during the year	8.76	8.22	2.12	1.99
Benefits paid	(11.38)	(13.02)	(3.07)	(2.43)
Market value of plan assets at end of year	415.84	364.94	25.85	22.14

Present value of defined benefit obligation:
Benefit obligation at beginning of year	411.00	338.25	110.15	74.22
Current service cost	23.82	16.01	8.68	5.60
Employee contributions	8.76	8.22	2.12	1.99
Interest cost	18.32	17.31	5.32	4.13
Plan curtailment	-	(10.90)	-	-
Actuarial loss	72.61	55.14	35.65	26.64
Benefits paid	(11.38)	(13.02)	(3.07)	(2.43)
Benefit obligation at end of year	523.13	411.01	158.85	110.15

Funded status:
Liability recognized on the balance sheet at December 31, representing excess of benefit over plan asset	(107.29)	(46.07)	(133.00)	(88.01)

There were no unrecognized past service costs at December 31, 2012 and 2011. At December 31, 2012, the cumulative net actuarial losses recognized directly in equity through Other Comprehensive Income for the SRP were UA 196.64 million (2011: losses of UA 139.93 million). The cumulative net actuarial losses recognized directly in equity through Other Comprehensive Income for MBP were UA 62.41 million (2011: losses of UA 26.49 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)

	2012	2011	2010	2009	2008
Staff Retirement Plan:
Fair value of Plan assets	415.84	364.94	345.40	302.25	210.29
Present value of defined benefit obligation	(523.13)	(411.01)	(338.25)	(304.68)	(271.61)
Excess/(Deficit) funding	(107.29)	(46.07)	7.15	(2.43)	(61.32)

Experience adjustments on plan assets	(33.05)	(48.95)	(41.48)	(47.40)	(76.36)
Experience adjustments on plan liabilities	(163.59)	(90.98)	(35.84)	(28.38)	(19.12)
Net	(196.64)	(139.93)	(77.32)	(75.78)	(95.48)
106

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows:

(UA millions)

	2012	2011	2010	2009	2008
Medical Benefit Plan:
Fair value of Plan assets	25.85	22.14	18.67	15.67	11.53
Present value of defined benefit obligation	(158.85)	(110.15)	(74.22)	(67.08)	(69.60)
Deficit funding	(133.00)	(88.01)	(55.55)	(51.41)	(58.07)

Experience adjustments on plan assets	(2.18)	(1.90)	(1.22)	(0.43)	0.01
Experience adjustments on plan liabilities	(60.23)	(24.59)	2.05	0.30	(11.71)
Net	(62.41)	(26.49)	0.83	(0.13)	(11.70)

Assumptions used in the latest available actuarial valuations at December 31, 2012 and 2011 were as follows:

(Percentages)

	Staff Retirement Plan		Medical Benefit Plan
	2012	2011	2012	2011
Discount rate	3.63	4.52	3.63	4.52
Expected return on plan assets	5.40	5.40	2.98	2.98
Rate of salary increase	3.73	3.73	3.73	3.73
Future pension increase	2.23	2.23
Health care cost growth rate
– at end of fiscal year			6.00	7.00
– ultimate health care cost growth rate			5.00	5.00
Year ultimate health cost growth rate reached			2014	2014

The expected return on plan assets is an average of the expected long-term (10 years or more) returns for debt securities and equity securities, weighted by the portfolio allocation. Asset class returns are developed based on historical returns as well as forward-looking expectations. Equity return expectations are generally based upon the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond return expectations are based upon the sum of expected inflation, real bond yield, and risk premium. The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AAA corporate bonds.

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the initial medical cost inflation rate is assumed at 6 percent per annum between January 1, 2012 to December 31, 2012, thereafter a constant rate of 5 percent per annum will be used.

The Bank’s obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

(UA millions)

	1% Increase		1% Decrease
	2012	2011	2012	2011
Effect on total service and interest cost	4.112	2.372	(3.029)	(1.828)
Effect on post-retirement benefit obligation	43.179	27.951	(32.994)	(21.109)
107

No plan assets are invested in any of the Bank’s own financial instruments, nor any property occupied by, or other assets used by the Bank.

The following table presents the weighted-average asset allocation at December 31, 2012 and 2011 for the Staff Retirement Plan:

(UA thousands)

	2012	2011
Debt securities	177,801	154,733
Equity securities	135,502	136,818
Property	63,393	36,895
Others	36,408	36,488
Total	413,104	364,934

At December 31, 2012 and 2011, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank’s estimate of contributions it expects to make to the SRP and the MBP for the year ending December 31, 2013, are UA 18.50 million and UA 4.72 million, respectively.

NOTE S – RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the “regional members” and “non-regional members”, respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note N. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank’s investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund’s financial statements. Net income allocation to the Fund in 2012 amounted to UA 35 million (2011: UA 35 million).

108

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note Q.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank’s lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at December 31, 2012 and 2011 are disclosed in Note V-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended December 31, 2012 amounted to UA 1.78 million (2011: UA 1.77 million).

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note R.

Management Personnel Compensation

Compensation paid to the Bank’s management personnel and executive directors during the years ended December 31, 2012 and 2011 was made up as follows:

(UA thousands)

	2012	2011
Salaries	18,973	19,024
Termination and other benefits	7,205	6,926
Contribution to retirement and medical plan	3,798	3,704
Total	29,976	29,654

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank’s rules and regulations. At December 31, 2012 outstanding balances on loans and advances to management staff amounted to UA 4.71 million (2011: UA 4.63 million).

NOTE T – SEGMENT REPORTING

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s products and services are similar and are structured and distributed in a fairly uniform manner across borrowers.

Based on the evaluation of the Bank’s operations, management has determined that ADB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

109

The products and services from which the Bank derives its revenue are mainly loans, treasury and equity investments. External revenue for the years ended December 31, 2012 and 2011 is detailed as follows:

(UA thousands)

	2012	2011
Interest income from loans:
Fixed rate loans	246,325	211,093
Variable rate loans	18,795	24,154
Floating rate loans	74,426	70,489
	339,546	305,736
Commitment charges and commissions	11,618	9,187
Total income from loans	351,164	314,923
Income from investments	197,647	168,850
Income from other debt securities	4,827	5,409
Other income	15,288	4,457
Total external revenue	568,926	493,639

Revenues earned from transactions with a single borrower country of the Bank amounting to UA 61.07 million for the year ended December 31, 2012 exceeded 10 percent of the Bank’s revenue (2011: UA 67.10 million).

The Bank’s development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, East Africa, North Africa, Southern Africa, and West Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa, and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended December 31, 2012 and 2011 is detailed as follows:

   (UA thousands)

	Central Africa	East Africa	North Africa	Southern Africa	West Africa	Multinational	Total
2012
Income from sovereign loans	67,299	4,910	105,921	72,454	3,165	559	254,308
Income from non-sovereign loans	4,764	9,921	10,815	34,517	22,537	14,302	96,856
	72,063	14,831	116,736	106,971	25,702	14,861	351,164

2011
Income from sovereign loans	74,349	5,185	104,704	54,940	6,073	556	245,807
Income from non-sovereign loans	4,079	6,498	7,686	25,186	14,395	11,272	69,116
	78,428	11,683	112,390	80,126	20,468	11,828	314,923

As of December 31, 2012, land and buildings owned by the Bank were located primarily at the Bank’s headquarters in Abidjan, Côte d’Ivoire. More than 90 percent of other fixed and intangible assets were located at the Bank’s Temporary Relocation Facilities in Tunis, as well as the newly established regional resource centers in Nairobi and Pretoria.

NOTE U – APPROVAL OF FINANCIAL STATEMENTS

On March 27, 2013, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2013.

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NOTE V – SUPPLEMENTARY DISCLOSURES

NOTE V–1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at December 31, 2012 and 2011 were as follows:

		2012	2011
1 UA = SDR =	Algerian Dinar	120.224000	116.711000
	Angolan Kwanza	146.642000	150.656000
	Australian Dollar	1.488350	1.511680
	Botswana Pula	11.969800	11.491500
	Brazilian Real	3.148070	2.867330
	Canadian Dollar	1.529540	1.562540
	Chinese Yuan	9.666000	9.673520
	CFA Franc	764.734000	778.319000
	Danish Kroner	8.697620	8.820990
	Egyptian Pound	9.760980	9.445780
	Ethiopian Birr	27.796800	27.162800
	Euro	1.165830	1.186540
	Gambian Dalasi	52.716400	46.488000
	Ghanaian Cedi	3.017280	2.430780
	Guinean Franc	10,590.100000	11,135.300000
	Indian Ruppee	84.295700	81.783500
	Japanese Yen	133.020000	119.321000
	Kenyan Shilling	131.893000	158.238000
	Korean Won	1,648.350000	1,770.620000
	Kuwaiti Dinar	0.432105	0.426292
	Libyan Dinar	1.932400	1.932400
	Mauritian Rupee	46.931600	45.023500
	Moroccan Dirham	12.961600	12.765200
	New Zealand Dollar	1.872240	2.038840
	Nigerian Naira	238.295000	237.489000
	Norwegian Krone	8.554320	9.200390
	Pound Sterling	0.953662	0.992989
	Sao Tomé Dobra	28,938.600000	27,751.300000
	Saudi Arabian Riyal	5.784160	5.757250
	South African Rand	13.065600	12.501500
	Swedish Krona	10.014000	10.629300
	Swiss Franc	1.408740	1.444530
	Tunisian Dinar	2.390220	2.304280
	Turkish Lira	2.734570	2.775330
	Ugandan Shilling	4,126.140000	4,112.870000
	United States Dollar	1.536920	1.535270
	Vietnamese Dong	32,011.000000	31,976.600000
	Zambian Kwacha	7.947570	7,782.650000

*	No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.
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NOTE V–2: OTHER DEVELOPMENT ASSISTANCE ACTIVITIES

i)	Democratic Republic of Congo (DRC)
In connection with an internationally coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC’s arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC’s arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank’s contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

ii)	Post-Conflict Countries Assistance/Fragile States Facility
The Post Conflict Countries’ Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB’s net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of May 18, 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank’s contribution to the facility and by its resolution B/BG/2007/04 of May 17, 2006, the Board of Governors also approved the third and final installment of the Bank’s allocation of UA 25 million from the 2005 net income. In March 2008, the Board of Directors approved the establishment of the Fragile States Facility (FSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/FSF are not used to clear the debt owed to the Bank by beneficiary countries.

iii)	Heavily Indebted Poor Countries (HIPC) Initiative
The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or
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their nominal values, as calculated using the methodology agreed under the initiatives. Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB’s portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values. The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

At December 31, 2012, the Board of Directors had approved relief for 30 ADB borrowing countries, of which 29 had reached the completion point.

iv)	Multilateral Debt Relief Initiative (MDRI)
At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs’ repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match “dollar-for-dollar” the foregone principal and service charge payments.

The MDRI became effective for the ADF on September 1, 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF’s net assets. Reduction in ADF net assets results in a decrease in the value of the Bank’s investment in the Fund. Subsequent write-down of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

NOTE V–3: SPECIAL FUNDS

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At December 31, 2012 and 2011, the following funds were held separately from those of the ordinary capital resources of the Bank:

i)   The NTF was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. At the expiry of the initial 30-year period on April 25, 2006, the Bank and the Federal Republic of Nigeria agreed to 2 interim extensions (each for 12 months) to allow for further consultations and an independent evaluation of the NTF.

Following the positive result of the independent evaluation, the NTF Agreement was renewed for a period of ten years starting from April 26, 2008. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

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During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

Following a request by the Government of Nigeria on June 14, 2006, a payment of US$ 200 million (UA 135.71 million) was made to the Government of Nigeria from the resources of the Fund. A second request for withdrawal of US$ 200 million was disbursed to the Government of Nigeria in July 2009.

The resources of the NTF at December 31, 2012 and 2011 are summarized below:

(UA thousands)

	2012	2011
Contribution received	128,586	128,586
Funds generated (net)	152,060	150,044
Adjustment for translation of currencies	(116,025)	(115,891)
	164,621	162,739
Represented by:
Due from banks	4,905	7,087
Investments	121,664	99,240
Accrued income and charges receivable on loans	1,518	1,505
Accrued interest on investments	67	61
Other amounts receivable	3	4
Loans outstanding	50,840	55,508
	178,997	163,405
Less: Current accounts payable	(14,376)	(666)
	164,621	162,739

ii)  The Special Relief Fund (for African countries affected by drought) was established by Board of Governors’ Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank’s objective of meeting the needs of regional member countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at December 31, 2012 and 2011 follows:

(UA thousands)

	2012	2011
Fund balance	72,464	67,473
Funds generated	4,762	4,805
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	1	1
Less: Relief disbursed	(74,028)	(67,125)
	3,199	5,154
Represented by:
Due from bank	921	1,237
Investments	2,277	3,908
Interest receivable	1	9
	3,199	5,154

At December 31, 2012, a total of UA 3.12 million (2011: UA 3.26 million) had been committed but not yet disbursed under the Special Relief Fund.

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NOTE V–4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

i)  The Mamoun Beheiry Fund was established under Board of Governors’ Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

ii)  The Arab Oil Fund (contribution of Algeria) was established following Board of Governors’ Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At December 31, 2012, a total of US$ 13.45 million (2011: US$ 13.45 million) had been so repaid.

iii)  The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

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The financial highlights of these Trust Funds at December 31, 2012 and 2011 are summarized below:

(UA thousands)

		2012	2011
i)	Mamoun Beheiry Fund
	Contribution	152	152
	Income from investments	194	183
		346	335
	Less: Prize awarded	(30)	(30)
	Gift	(25)	(25)
		291	280
	Represented by:
	Short-term deposits	277	266
	Due from banks	14	14
		291	280
ii)	Arab Oil Fund (contribution of Algeria)
	Net contribution	651	651
	Represented by:
	Loans disbursed net of repayments	651	651

iii)	Special Emergency Assistance Fund for Drought and Famine in Africa
	Contributions	20,810	20,832
	Funds generated	5,558	5,564
		26,368	26,396
	Relief granted	(23,092)	(22,921)
		3,276	3,475
	Represented by:
	Due from banks	745	938
	Investments	2,531	2,534
	Accrued interest	-	3
		3,276	3,475
	Total Resources & Assets of Trust Funds	4,218	4,406

NOTE V–5: GRANTS (Donor Funds)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for grants are restricted for specific uses, which include the co-financing of the Bank’s lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

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The undisbursed balances of the grant resources at December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Africa Water Facility Fund	66,909	72,210
African Trade Fund	9,859	-
African Legal Support Facility	11,088	9,293
African Economic Outlook	32	1,066
African Community of Practice	2,502	-
AMINA	1,442	1,445
Canada	14,850	4,447
Chinese Government Grant	371	501
Clean Technology Fund	2,271	4,690
Congo Basin	64,530	58,248
Denmark	-	625
Fertilizer Financing Mechanism	8,596	8,445
Finland	3,525	3,521
France-BAD (Fonds d’Assistance Technique)	1,233	1,408
Global Agriculture and Food Security Programme (GAFSP)	11,490	8,402
Global Environment Facility (GEF)	2,596	3,369
Governance Trust Fund (GTF)	3,835	2,965
ICA – Infrastructure Consortium for Africa	1,590	1,759
International Comparison Programme – Africa (ICP – Africa)	27	25
IMDE (Initiative Migration and Development)	5,425	4,425
India	3,683	2,988
Investment Climate Facility for Africa	27,186	24,275
Italy	2,139	2,337
Japan (FAPA)	21,545	21,785
Korea Trust Fund	14,275	11,820
Making Finance Work for Africa	960	684
Microfinance Trust Fund	4,397	4,220
Multi-donor Water Partnership Program	1,451	1,848
Nepad Infrastructure	17,224	16,979
Norway	1,307	1,369
Portuguese Technical Cooperation Trust Fund	1,337	1,587
Programme for Infrastructure Development in Africa (PIDA)	165	451
Rural Water Supply and Sanitation Initiative	65,294	61,776
SFRD (Great Lakes)	714	1,744
South South Cooperation Trust Fund	1,986	651
Spain (ADB – Spain Cooperation Program)	-	13
Statistical Capacity Building (SCB) – Phase II	2,234	-
Strategic Climate Fund	3,740	-
Sustainable Energy Fund for Africa	29,635	29,667
Swedish Trust Fund for Consultancy Services	205	241
Switzerland Technical Assistance Grant	79	241
The Netherlands	-	2
The Nigeria Technical Cooperation Fund	16,015	16,697
The United Kingdom	3,005	4,368
The United Nations Development Programme	2	21
Zimbabwe Multi-donor Trust Fund	78,120	44,300
Others	47	50
Total	508,916	436,958
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MEMBERSHIP OF FRANCE

France became a member on 30 December 1983. At 31 December 2012, France had subscribed to 238,291 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 2,382,913,000, an amount of UA 2,276,560,000 was callable capital and UA 106,353,000 was paid-in capital.

At 31 December 2012, France was entitled to cast 238,916 votes (3.759 percent) of the total votes of all members. As at that date, France was represented on the Bank’s Board of Governors by Mr. Ramon Fernandez as Governor.

MEMBERSHIP OF GERMANY

Germany became a member of the Bank on 18 February 1983. At 31 December 2012, Germany had subscribed to 260,238 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 2,602,385,000, an amount of UA 2,499,140,000 was callable capital and UA 103,245,000 was paid-in capital.

At 31 December 2012, Germany was entitled to cast 260,863 votes (4.104 percent) of the total votes of all members. As at that date, Germany was represented on the Bank’s Board of Governors by Ms. Gudrun Kopp as Governor.

MEMBERSHIP OF JAPAN

Japan became a member of the Bank on 3 December 1982. At 31 December 2012, Japan had subscribed to 348,471 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 3,484,710,000, an amount of UA 3,329,180,000 was callable capital and UA 155,530,000 was paid-in capital.

At 31 December 2012, Japan was entitled to cast 349,096 votes (5.492 percent) of the total votes of all members. As at that date, Japan was represented on the Bank’s Board of Governors by Mr. Koriki Jojima as Governor.

MEMBERSHIP OF SWITZERLAND

Switzerland became a member of the Bank on 30 December 1992. At 31 December 2012, Switzerland had subscribed to 93,047 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 930,478,000 an amount of UA 888,950 was callable capital and UA 41,528,000 was paid-in capital.

At 31 December 2012, Switzerland was entitled to cast 93,672 votes (1.474 percent) of the total votes of all members. As at that date, Switzerland was represented on the Bank’s Board of Governors by Ambassador Beatrice Maser Mallor as Governor.

MEMBERSHIP OF THE UNITED KINGDOM

The United Kingdom became a member of the Bank on 29 April 1983. At 31 December 2012, the United Kingdom had subscribed to 106,683 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 1,066,835, an amount of UA 1,019,220,000 was callable capital and UA 47,615,000 was paid-in capital.

At 31 December 2012, the United Kingdom was entitled to cast 107,308 votes (1.688 percent) of the total votes of all members. As at that date, the United Kingdom was represented on the Bank’s Board of Governors by Rt. Hon Justine Greening MP.

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MEMBERSHIP OF THE UNITED STATES OF AMERICA

The United States of America became a member of the Bank on 8 February 1983 pursuant to the African Development Bank Act.

At 31 December 2012, pursuant to subscription letters, the United States had subscribed to 418,250 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of the subscription of UA 4,182,509,000, an amount of UA 4,016,219 was callable capital and UA 166,290,000 was paid-in capital.

The General Counsel of the Treasury Department of the United States has rendered an opinion to the effect that the portion of the United States subscription to the callable capital that has been provided for in budgetary and appropriations legislation is an obligation backed by the full faith and credit of the United States, although appropriations by the United States Congress would be required to enable the Secretary of the Treasury to pay any part of the subscription to callable capital if it were called by the Bank.

At 31 December 2012, the United States was entitled to cast 418,875 votes (6.590 percent) of the total votes of the members. As at that date, the United States of America was represented on the Bank’s Board of Governors by Mr. Timothy Geithner as Governor.

119